Form 10-K, Exhibit 13
GLEASON CORP /DE/
filed 1995-03-29
CIK 743239



   FIVE YEAR REVIEW
   Gleason Corporation and Subsidiaries

   Dollars in thousands,
   except per share amounts                          1994         1993       1992         1991        1990
   Summary of Operations
    Net sales                                    $128,462     $103,870   $147,274     $177,522    $176,554
    Income (loss) from continuing operations        4,332       (2,873)   (23,764)       4,355       6,534
    Gain on disposal of discontinued operations     2,956           --        --         2,305         613
    Cumulative effect of change in
     accounting for postretirement benefits
     other than pensions                               --           --    (37,472)         --          --
    Net income (loss)                               7,288       (2,873)   (61,236)       6,660       7,147
    Per common share:
     Continuing operations                            .84         (.56)     (4.35)         .76        1.14
     Disposal of discontinued operations              .57           --        --           .40         .10
     Cumulative effect of change in
       accounting for postretirement benefits
       other than pensions                             --           --      (6.86)         --          --
     Net income (loss)                               1.41         (.56)    (11.21)        1.16        1.24
     Cash dividends declared                          .40          .40        .40          .20         .15


   Financial Position at Year-End
    Cash and equivalents                            3,173        4,155      7,105       44,451      18,571
    Net property, plant and equipment              53,604       60,286     67,479       61,168      49,040
    Total assets                                  122,016      121,849    140,089      194,875     194,611
    Long-term debt                                  2,600       14,575      6,172       11,688      23,903
    Total debt                                      3,283       15,115      7,388       18,720      34,622
    Stockholders' equity                           42,199       35,009     41,458      123,562     119,239

   Other Data
    Capital expenditures                            3,527        5,484     24,526       22,242      11,109
    Depreciation and amortization                   9,293        9,221      9,641        7,852       7,611
    New orders                                    156,962       94,970    108,274      125,322     165,854
    Backlog                                        54,700       26,200     35,100       74,100     126,300

    Number of employees (continuing operations)     1,079        1,049      1,420        1,706       1,911




             Management's Discussion and Analysis
             of Results of Operations and Financial Condition

             About the Company

                   The Company operates within one business segment.  The
             principal activity is the design, manufacture and sale of machinery and equipment for the production of gears. The Company manufactures a complete line of machines and tooling for bevel gears. Bevel gears transmit power at an angle, such as from the drive shaft to rear-driven axles of vehicles. The Company also manufactures machines for producing parallel axis gears. Parallel axis gears transmit power in a straight line and have a variety of applications, including transmissions of front-wheel-drive vehicles.

                   The Company's major customers are in the automotive
             and truck industries, which normally account for about three-fourths of its total sales each year. Other industries served include aerospace, construction, farm and marine. The Company's markets are worldwide; historically two-thirds of total sales each year have been to customers located outside of the U.S.


             Business Conditions

                   Because of the Company's dependence on global markets,
             economic conditions and trends in the world's major industrial markets significantly influence overall sales and operating results.

                   During 1994, the U.S. truck and automotive industries
             had an excellent year with higher sales and improved profitability. The higher vehicle production volumes, the increased requirement for improved productivity and quality, combined with the relatively old average age of the installed base of gear-making equipment currently in use stimulated increased demand for the Company's products. The fastest growing segments of these industries were the truck, light truck and sport utility vehicle markets, most of which require bevel gears. This trend should accelerate the rate of future equipment replacement of the older bevel gear production capacity in the U.S.

                   The U.S. has been a particularly key market for the
             Company's new parallel axis gear products where a significant percentage of sales for these products were to new customers. In addition, these products have had success with the Company's traditional customers in the U.S., who have been actively pursuing programs to modernize or add capacity.

                   Economic conditions in the Company's major overseas
             markets began to improve in 1994. Most of the industries the Company serves in these regions, including truck and automotive, had increased production volumes compared to 1993. In almost all of its key overseas markets the Company had higher sales in 1994 for its tooling products, which correlate more closely with short-term volume swings. Significant changes in demand patterns for capital goods, including the Company's machines, generally lag the cycle and occur once there is more evidence of a longer-term, sustained recovery. The outlook for continued recovery and the Company's improved competitive position because of its new bevel and parallel axis gear products should lead to further opportunities for sales increases in these territories in 1995.


             Results of Operations

                   1994 Compared to 1993

                   Earnings:

                   The Company had income from continuing operations of
             $4.3 million, or $.84 per share, in 1994, compared to a net loss of $2.9 million, or $.56 per share, in 1993. Net income for the year was $7.3 million, or $1.41 per share, which included an after-tax gain from discontinued operations of $3.0 million, or $.57 per share, related to lower than expected costs associated with the closure of the Company's Alliance Metal Stamping and Fabricating Division. The improvement in operating earnings from 1993 resulted from higher sales, improved margins and lower spending levels.

                   Orders and Backlog:

                   Order levels in 1994 increased 65 percent compared to
             1993 to $157 million. Order levels for all product lines were higher with the largest increase in machine orders. Order levels for bevel and parallel axis gear machinery each increased about $23 million, for a combined increase of $46 million, or about 98 percent, compared to the prior year. Backlog increased to $54.7 million at December 31, 1994 from $26.2 million at December 31, 1993. Backlog, while still an important measure of business activity, may be less important than in the past in predicting future shipment levels given the shorter lead times required for many of the machines now manufactured in the Company's new factory.

                   Net Sales:

                   Net sales were $128.5 million in 1994, or 24 percent
             higher than in 1993. Sales of all product lines increased compared to the prior year. Machine sales increased 30 percent, with parallel axis gear machinery increasing 66 percent, to their highest level in the Company's history.
             In 1994, the Company began making shipments of its first parallel axis gear grinding machine, which was jointly developed with Okamoto Machine Tool Works, Ltd., and had a full year of shipments of its new Phoenix gear hobbing machine for which the Company first began deliveries in mid-1993. Parallel axis gear machines accounted for 37 percent of total machine sales compared to 29 percent in 1993. Machines introduced in the past four years, including both bevel and parallel axis gear equipment, accounted for about 80 percent of total machine sales in 1994.

                   Sales of the Company's tooling products, which include
             workholding equipment and bevel gear cutting tools, increased 13 percent from 1993. The largest increase was in cutting tools, primarily due to higher vehicle production worldwide. Workholding equipment sales also increased, principally due to higher sales of equipment for parallel axis gear applications.

                   Other product categories, including spare parts,
             service, customer training, software and application support, increased as well, a result of the overall improvement in the major markets served by the Company.


                   Costs and Expenses:

                   Cost of goods sold as a percentage of sales was 73.9
             percent compared to 76.7 percent in 1993. The lower percentage was primarily attributable to improved margins on tooling products. Margins increased for these products due to higher production volumes and cost reduction programs.

                   Machine margins also improved from the prior year.
             The Company began to realize the benefits of its new factory as higher machine volumes were produced in that facility. Further cost reductions on machines produced in the new factory are expected to occur in 1995. However, strong price competition among machine producers continued to pressure margins, particularly for parallel axis gear machinery.

                   Selling, general and administrative expenses were
             $24.5 million, or 19.1 percent of sales, compared to $24.4 million, or 23.5 percent of sales, in 1993. Spending within the Company's worldwide sales and service offices increased during 1994 as the Company expanded its direct representation in Europe. The Company now has direct sales and service representation throughout North America and Europe. Commissions paid to dealers increased from the prior year, but were relatively constant as a percentage of sales. These higher expenses were largely offset by lower administrative and support spending resulting from cost reduction initiatives.

                   Research and development spending was $4.7 million, or
             3.7 percent of sales. Spending was 7 percent lower than in 1993 as the prior year had a greater number of new machine introductions, including Phoenix bevel and parallel axis gear machines. Major 1994 programs included a new Phoenix bevel gear lapping machine, for which shipments began in the first quarter of 1995, and a parallel axis gear grinding machine for which shipments began in 1994.


                   Income Taxes:

                   In 1994, the Company recorded a tax provision of $.8
             million for continuing operations on pre-tax income of $5.2 million, or an effective rate of 16 percent. Taxes on foreign income of $1.1 million were reduced by a refund of previously paid income taxes due to a repatriation of funds in 1994. The net domestic tax benefit of $.3 million included an increase to the deferred tax asset of $1.4 million. The Company had a domestic deferred tax asset of approximately $3.7 million at December 31, 1994 recorded to offset future taxable income. Under FAS No. 109, the Company has been limited in the amount of the deferred tax asset it has been able to record based on future income. Management has determined that it is more likely than not that future income will be sufficient to fully realize the deferred tax asset recorded at December 31, 1994. As future domestic income is generated additional deferred tax benefits can be recognized.


                   Outlook:

                   The Company expects continued growth in sales in 1995
             based on the success of its new products and improving economic conditions in most of its markets. The Company also expects further benefits from its new manufacturing facility which should result in increased operating margins and inventory turns.

                   1993 Compared to 1992

                   Earnings:

                   The Company's net loss in 1993 was $2.9 million, or
             $.56 per share, compared to income before special charges of $5.1 million, or $.94 per share, in 1992. The net loss for 1992 of $61.2 million, or $11.21 per share, included special charges for a change in accounting for retiree medical and life insurance benefits of $37.5 million, or $6.86 per share, restructuring costs of $26.0 million, or $4.76 per share, and environmental costs of $2.9 million, or $.52 per share.

                   The operating loss for 1993 resulted from sharply
             lower sales and margins on gear production machinery. Lower demand for vehicles in Europe and Asia forced producers in those regions to significantly reduce their level of investment in new factory equipment. That reduction resulted in lower machine volumes which drove down average selling prices for many of the products where significant competition exists. Those effects were somewhat offset by the savings resulting from the Company's restructuring and cost reduction programs, which reduced the level of overhead spending supporting operations by approximately 30 percent over the preceding two years.


                   Orders and Backlog:

                   Order levels fell 12 percent to $95.0 million from
             $108.3 million in 1992. Approximately half of the $13.3 million decline in orders was for machines with the remaining half being for tooling and spare parts. Lower vehicle production levels in Europe and Asia created lower demand for cutting tools and spare parts. Backlog declined to $26.2 million at December 31, 1993 from $35.1 million at December 31, 1992.


                   Net Sales:

                   Net sales were $103.9 million in 1993 compared to
             $147.3 million in 1992. This 30 percent decline was primarily attributable to lower shipments of bevel gear production machines. Sales of parallel axis gear machines more than doubled from 1992 levels primarily due to the success of the Company's new small gear hobbing machine. Parallel axis gear machines represented 29 percent of total machine sales in 1993 compared to 8 percent in 1992.

                   Sales of other product lines, including cutting tools,
             workholding equipment and spare parts were 13 percent lower compared to 1992 levels because of lower production levels at many of the Company's overseas customers. These product lines primarily support bevel gear production activities.

                   On a geographic basis, essentially the entire sales
             decrease was attributable to the Japanese and Korean markets. Sales to these markets, which almost exclusively are for bevel products, decreased by $43 million compared to 1992. Sales to European customers declined by 5 percent compared to 1992 primarily due to lower shipments of tooling and spare parts. Despite difficult market conditions, the Company was able to sustain its level of machine sales in Europe. Sales to North and South America increased by 9 percent due to higher sales in the U.S. and Mexico. Total sales to the U.S. market increased by about 4 percent compared to 1992.

                   Costs and Expenses:

                   Cost of products sold as a percentage of sales
             increased to 76.7 percent from 72.3 percent in 1992. The higher percentage was primarily attributable to lower margins on machine sales.

                   Machine margins decreased due to lower production
             volumes, increased competitive pricing pressure, and a lower percentage of bevel gear machines in the sales mix. The Company generally realizes better margins on bevel gear machines compared to parallel axis gear machines because of its more favorable competitive position.

                   During 1993, the Company began commercial production
             of machines in its new manufacturing facility. The new facility and the supporting business philosophy offers increased automation, flexibility and precision in producing machines while requiring lower support costs. However, the start-up in the new facility with new machine models, combined with lower than expected volumes, limited full realization of these benefits in 1993.

                   Margins for tooling and other products remained about
             the same as in the prior year, but contributed favorably to overall margins as they were a larger proportion of the sales mix. These products generally carry higher margins than machines.

                   Selling, general and administrative expenses were
             $24.4 million, or 23.5 percent of sales, compared to $31.7
             million, or 21.6 percent of sales, in 1992.   The increase
             as a percentage of sales was attributable to the significantly lower sales base. Commission expense decreased as a percentage of sales due to lower shipments into Japan and Korea, where the Company is represented by machine dealers. Selling and administrative overhead spending was approximately 9 percent lower compared to 1992 due to staffing and spending reductions.

                   Research and development expenses decreased 34 percent
             compared to 1992 to $5.1 million, or 4.9 percent of sales, in 1993. This lower spending was planned as the majority of the design and prototype development for the record number of new gear production machine introductions was incurred in 1992. Research and development efforts in 1993 included the substantial completion of the development efforts on additions to the Phoenix product line, including a small parallel axis gear hobbing machine and bevel gear cutting and grinding machines. Other development programs included the joint effort with Okamoto Machine Tool Works, Ltd. of Japan on a parallel axis gear grinding machine, shipments of which began in the first quarter of 1994.

                   Interest income, net of interest expense, decreased to
             $.2 million from $2.1 million in 1992. Interest income decreased $1.4 million due to lower average outstanding cash balances during 1993 at the Company's foreign subsidiaries. Approximately $19.0 million was repatriated in 1992 which was primarily used to reduce domestic borrowings.
             Interest expense increased in 1993 primarily due to the capitalization of $.6 million of interest expense in 1992 associated with the construction of the new manufacturing facility in Rochester.

                   Other income increased by $.6 million compared to 1992
             primarily due to the reductions of certain contingent liabilities accrued in prior years for certain legal and environmental matters.


                   Income Taxes:

                   In 1993, the Company recorded a tax benefit of $1.1
             million on pre-tax losses of $4.0 million, or an effective rate of 28 percent. The current domestic tax benefit reflected the carryback of the operating loss for a refund of previously paid income taxes. The Company had a domestic deferred tax asset of approximately $2.3 million recorded to offset future taxable income. Management determined that it was more likely than not that future income would be sufficient to fully realize this net deferred tax asset. This determination was based upon management's belief that future sales levels would be higher given the successful launch of the Company's new products and the likelihood that global economic conditions would improve, combined with the much lower breakeven point the Company had achieved through restructuring and cost reduction programs. The Company has never had any loss carryforwards expire unused.

             Liquidity and Capital Resources

                   The Company's financial condition strengthened during
             1994, as total debt decreased from $15.1 million at December 31, 1993 to $3.3 million at December 31, 1994. Unused short and long-term credit lines with banks, including revolving credit facilities, totaled $27.4 million at December 31, 1994.

                   Net cash provided by operating activities for 1994
             improved by $12.0 million to $10.8 million. Higher operating income, lower payments for salary continuation programs, cash generated from the closure of a discontinued operation, and refunds of previously paid income taxes were the primary reasons for the improvement in operating cash flow. Salary continuation payments were $1.0 million compared to $6.6 million in 1993. Inventories at December 31, 1994 were lower compared to 1993 year-end despite a much higher backlog of orders. The improved inventory turns reflect much shorter production lead times for the Company's new products manufactured in its new factory. Trade accounts receivable were significantly higher at year-end because of the heavy fourth quarter shipments, which were 74 percent higher than in the 1993 fourth quarter.

                   Investing activities provided $2.1 million of cash in
             1994 compared to $7.4 million of cash used in 1993.
             Proceeds from asset disposals included $3.6 million from the sale of machinery and equipment of discontinued operations. Proceeds from collection of notes receivable associated with the sales of former businesses totaled $3.3 million.
             Capital expenditures decreased to $3.5 million in 1994 from $5.5 million in 1993. The Company expects an increase in capital spending for 1995 with the implementation of a revitalization program for its tooling manufacturing operations. Capital spending is expected to be at least equal to depreciation expense in 1995. Investing activities also included a $1.5 million investment for a 20 percent interest in OGA Corporation, the Company's exclusive sales and service representative in Japan and Taiwan.

                   In January 1995, the Company announced it will resume
             the repurchasing of shares of Company common stock pursuant to the authorization by its Board of Directors in 1992 for the repurchase of up to $25 million of the Company's common stock. The Company had previously purchased 580,000 shares for $9.7 million since the Board authorized such repurchases, but has not purchased additional shares recently pending improvement in economic conditions.

                   The Company's cash balances, presently available lines
             of credit and anticipated funds from operations should be sufficient to meet its near-term operating and investing activities. Management believes it will be able to obtain additional long-term financing if such financing is required.


                   Dividends:

                   In January 1995, the Board of Directors approved a 25
             percent increase in the Company's quarterly dividend from $.10 per share to $.125. Total dividend payments were $2,065,000, $2,062,000 and $2,202,000 for 1994, 1993 and
             1992, respectively.


   CONSOLIDATED STATEMENTS of OPERATIONS
   Gleason Corporation and Subsidiaries
   _______________________________________________________________________________
   Dollars in thousands, except per share amounts      Year Ended December 31
                                                        1994       1993      1992

   Net sales                                        $128,462   $103,870  $147,274
   Costs and expenses
     Cost of products sold                            94,935     79,672   106,524
     Selling, general and
       administrative expenses                        24,539     24,431    31,737
     Research and development expenses                 4,729      5,091     7,656
     Interest (income) expense--net                       11       (152)   (2,127)
     Restructuring costs                                  -         -      26,029
     Environmental costs                                  -         -       2,850
     Other (income)--net                                (909)    (1,182)     (563)

                                                     123,305    107,860   172,106
   Income (loss) from continuing operations
     before income taxes                               5,157     (3,990)  (24,832)

   Provision (benefit) for income taxes                  825     (1,117)   (1,068)

   Income (loss) from continuing operations            4,332     (2,873)  (23,764)

   Gain on disposal of discontinued
     operations                                        2,956        -         -

   Income (loss) before cumulative effect
     of change in accounting principle                 7,288     (2,873)  (23,764)

   Cumulative effect to January 1, 1992 of
     change in accounting for postretirement
     benefits other than pensions                         -         -     (37,472)

   Net income (loss)                                $  7,288   $ (2,873) $(61,236)


   Weighted average number of common shares
     outstanding                                   5,162,877  5,156,231  5,463,686

   Income (loss) per common share
     Income (loss) from continuing operations       $    .84   $   (.56) $  (4.35)
     Gain on disposal of discontinued operations         .57         -         -
     Cumulative effect to January 1, 1992 of
       change in accounting for postretirement
       benefits other than pensions                       -          -     ( 6.86)
   Net income (loss)                                $   1.41   $   (.56) $ (11.21)

   Cash dividends declared per common share         $    .40   $    .40  $    .40



   See notes to consolidated financial statements.

   CONSOLIDATED BALANCE SHEETS
   Gleason Corporation and Subsidiaries
   Dollars in thousands          December 31                   1994         1993
   Assets
   Current assets
     Cash and equivalents                                  $  3,173     $  4,155
     Trade accounts receivable                               42,363       28,543
     Inventories                                             11,244       12,899
     Refundable income taxes                                    607        2,292
     Other current assets                                     3,304        4,744
     Net current assets of discontinued operations               -         1,441
       Total current assets                                  60,691       54,074

   Property, plant and equipment - net                       53,604       60,286
   Other assets                                               6,191        3,962
   Net assets of discontinued operations                      1,530        3,527

   Total assets                                            $122,016     $121,849

   Liabilities and Stockholders' Equity
   Current liabilities
     Short-term borrowings                                 $    613     $    408
     Current portion of long-term debt                           70          132
     Trade accounts payable                                  10,335        6,100
     Income taxes                                             3,324        1,103
     Other current liabilities                               17,753       17,552
       Total current liabilities                             32,095       25,295

   Long-term debt                                             2,600       14,575
   Pension plans and other retiree benefits                  42,543       45,269
   Other liabilities                                          2,579        1,701

   Total liabilities                                         79,817       86,840

   Stockholders' equity
     Preferred Stock, par value $1 per share;
       authorized 500,000 shares; issued:  none
     Common Stock, par value $1 per share;
       authorized 8,750,000 shares; issued:
       5,795,546 shares in 1994 and 1993                      5,796        5,796
     Additional paid-in capital                              11,909       11,909
     Retained earnings                                       40,870       35,647
     Cumulative foreign currency translation adjustment        (917)      (1,315)
     Minimum pension liability adjustment                    (5,009)      (6,585)
                                                             52,649       45,452
     Less treasury stock of 632,992 shares in 1994
       and 632,542 shares in 1993, at cost                   10,450       10,443

     Total stockholders' equity                              42,199       35,009

   Total liabilities and stockholders' equity              $122,016     $121,849

   See notes to consolidated financial statements.

   CONSOLIDATED STATEMENTS OF CASH FLOWS
   Gleason Corporation and Subsidiaries
                                                          Year Ended December 31
   Dollars in thousands                                1994       1993      1992
   Cash flows from operating activities:
     Net income (loss)                             $  7,288    $ (2,873) $(61,236)
     Adjustments to reconcile net income (loss)
      to net cash from operating activities:
       Cumulative effect of change in accounting
          principle                                       -         -      37,472
       Restructuring costs                                -         -      26,029
       Depreciation and amortization                  9,293       9,221     9,641
       (Gain) loss on disposals of property,
         plant and equipment                            (36)         12       239
       Provision (benefit) for deferred income
         taxes                                       (1,426)         99       463
       Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable  (13,774)      2,806     7,088
        Decrease in inventories                       3,288       2,329     5,067
        (Increase) decrease in other current assets     901      (1,350)     (133)
        Increase (decrease) in accounts payable       3,355      (2,328)   (4,010)
        Increase (decrease) in all other current
          operating liabilities                       3,261      (9,747)  (11,443)
        Other, net                                     (451)        490    (1,273)
      (Gain) on disposal of discontinued
           operations                                (3,356)         -         -
      Discontinued operations                         2,441         146    (2,315)
     Net cash provided by (used in)
       operating activities                          10,784      (1,195)    5,589

   Cash flows from investing activities:
     Capital expenditures                            (3,527)     (5,484)  (24,526)
     Investment in unconsolidated affiliate          (1,489)          -        -
     Proceeds from sales of businesses and
       asset disposals                                3,787          55     6,112
     Proceeds from collection of notes receivable     3,281         411       304
     Investment activities of discontinued
       operations                                         -        (103)     (291)
     Cash of subsidiary sold                              -      (2,284)       -
     Net cash provided by (used in)
       investing activities                           2,052      (7,405)  (18,401)

   Cash flows from financing activities:
     Net proceeds (repayments) of
       short-term borrowings                            183        (161)     (584)
     Net proceeds (repayments) under
       revolving credit agreements                  (12,148)      8,969    (9,800)
     Proceeds from long-term debt                        83          65        56
     Repayment of long-term debt                       (139)       (957)     (735)
     Dividends paid                                  (2,065)     (2,062)   (2,202)
     Purchase of treasury stock                          (7)        -      (9,646)
     Net cash provided by (used in) financing
       activities                                   (14,093)      5,854   (22,911)

   Effect of exchange rate changes on cash
     and equivalents                                    275        (204)   (1,623)
   (Decrease) in cash and equivalents                  (982)     (2,950)  (37,346)
   Cash and equivalents, beginning of year            4,155       7,105    44,451
   Cash and equivalents, end of year               $  3,173    $  4,155  $  7,105

   See notes to consolidated financial statements.

   CONSOLIDATED STATEMENTS of STOCKHOLDERS' EQUITY
   Gleason Corporation and Subsidiaries

   Years Ended December 31,                                                   Cumulative
          1994, 1993, 1992                                                    Foreign      Minimum                Total
                                                      Additional              Currency     Pension                Stock-
                                          Common      Paid-in     Retained    Translation  Liability   Treasury   holders'
    Dollars in thousands                  Stock       Capital     Earnings    Adjustment   Adjustment   Stock     Equity
   ________________________________________________________________________________________________________________________
   Balance at December 31, 1991           $5,792      $11,897     $104,020    $ 2,776     $    -      $   (923)   $123,562
      Net (loss)                                                   (61,236)                                        (61,236)
      Dividends declared                                            (2,202)                                         (2,202)
      Shares issued under
        Stock Plans                                       (34)                                              34          -
      Foreign currency
        translation adjustment                                                 (4,673)                              (4,673)
      Change in minimum pension
        liability adjustment                                                               (4,347)                  (4,347)
      Purchase of treasury stock                                                                        (9,646)     (9,646)
   ________________________________________________________________________________________________________________________

   Balance at December 31, 1992            5,792       11,863       40,582     (1,897)     (4,347)     (10,535)     41,458
      Net (loss)                                                    (2,873)                                         (2,873)
      Dividends declared                                            (2,062)                                         (2,062)
      Shares issued under
        Stock Plans                            4           46                                               92         142
      Foreign currency
       translation adjustment                                                    (981)                                (981)
      Sale of foreign subsidiary                                                1,563                                1,563
      Change in minimum pension
        liability adjustment                                                               (2,238)                  (2,238)
   ________________________________________________________________________________________________________________________

   Balance at December 31, 1993            5,796       11,909       35,647     (1,315)     (6,585)     (10,443)     35,009
      Net income                                                     7,288                                           7,288
      Dividends declared                                            (2,065)                                         (2,065)
      Foreign currency
        translation adjustment                                                    398                                  398
      Change in minimum pension
        liability adjustment                                                                1,576                    1,576
      Purchase of treasury stock                                                                            (7)         (7)
   _______________________________________________________________________________________________________________________

   Balance at December 31, 1994           $5,796      $11,909     $ 40,870     $ (917)    $(5,009)    $(10,450)   $ 42,199

   See notes to consolidated financial statements.

        NOTES to CONSOLIDATED FINANCIAL STATEMENTS

        Gleason Corporation and Subsidiaries

        December 31, 1994

        Note 1--Summary of Significant Accounting Policies

           Changes in Accounting Principles: In the fourth quarter of fiscal year 1992, the Company elected early adoption of FAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and FAS No. 109, "Accounting for Income Taxes," both effective as of the beginning of fiscal 1992.

           Under FAS No. 106, the Company is required to accrue the estimated cost of retiree benefits other than pensions during the employees' active service period. The Company had previously expensed the cost of these benefits, which are principally health care and life insurance, as premiums and claims were paid. The Company elected immediate recognition of the transition obligation at January 1, 1992. Refer to Note 8 - Postretirement Health and Life Insurance Benefits.

           FAS No. 109 retains many of the provisions of its predecessor, FAS No. 96, principally the use of the liability method for recording deferred income taxes. This new statement changes the criteria related to the recognition of deferred tax assets and the financial statement presentation and disclosure of deferred income taxes. Refer to Note 10 - Income Taxes.

           Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions are eliminated in consolidation.

           Revenue Recognition: Sales generally are recognized by the Company when products are shipped or services have been provided. Sales are reported net of returns and allowances.

           Foreign Currency Translation: All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates, and the resulting translation adjustments are made directly to a separate component of stockholders' equity designated as "cumulative foreign currency translation adjustment." Gains and losses from foreign currency transactions are reported in operations and had a minimal impact on the Company in 1994, 1993 and 1992.

           Cash and Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

           Inventories: Inventories are valued at the lower of cost or market, with substantially all inventories valued at cost using the last-in, first-out (LIFO) method. The remaining inventories are determined on the first-in, first-out (FIFO) method.

           Property and Depreciation: Property, plant and equipment are recorded at cost. Depreciation is computed on the straight-line method over estimated useful lives of 10 to 32 years for buildings and improvements and 4 to 12 years for machinery and equipment. Upon retirement or disposal of an asset, the asset and related accumulated depreciation are eliminated with any gain or loss reported in earnings.

           Earnings Per Share: Net earnings per common share are determined by dividing the weighted average number of common shares outstanding during the year into net earnings. Common share equivalents in the form of stock options are excluded from the calculation since they have no material dilutive effect on per share figures.

           Reclassification: Certain reclassifications have been made to prior years' financial statements to conform to the 1994 presentation.

           Additional accounting policies are described in the applicable notes.


        Note 2--Restructuring Costs

           In 1993, the Company sold its Belgian subsidiary to a corporation owned by former employees of the Company. The loss arising from the sale was reported as part of the restructuring costs recorded in 1992.

           During 1992, the Company recorded restructuring charges aggregating $26,029,000 related to continuing actions to modernize and consolidate manufacturing capabilities, lower operating costs and phase out unprofitable products. These charges included provisions for the estimated loss on the sale of the Company's Belgian manufacturing operations, work force reduction programs, and write-downs of certain fixed assets and inventories. No tax benefits were recorded on these charges.

           Restructuring costs included provisions for work force reductions of $6,829,000 in 1992.

        Note 3--Discontinued Operations

           In November 1989, the Board of Directors adopted a plan to sell the Company's Components Group. The Components Group consisted of four divisions: Pennsylvania Pressed Metals, Inc., Alliance Metal Stamping and Fabricating, Alliance Precision Plastics and Alliance Carolina Tool and Mold, all of which manufacture industrial products.

           During 1994, the Company ceased operations at the last of these divisions, Alliance Metal Stamping and Fabricating and sold the machinery and equipment located at this division's facility for $3,550,000. The Company recognized a gain from discontinued operations of $2,956,000, net of applicable income taxes of $400,000, as the loss from the disposition of this division was lower than the amount previously estimated.

           During the first quarter of 1992, the Company sold substantially all of the assets of Alliance Precision Plastics and Alliance Carolina Tool and Mold in two separate transactions for cash proceeds totaling $6,108,000 and notes receivable of $2,147,000. In both transactions, the Company retained the real estate and entered into lease arrangements with the buyers. The estimated combined loss on the sale of these two businesses and the Alliance Metal Stamping and Fabricating division, was provided for in 1991 as explained in the next paragraph.

           On December 31, 1991, the Company sold all of its stock in Pennsylvania Pressed Metals, Inc., a wholly-owned subsidiary, to a group of investors. The gain from this sale, offset by provisions for the estimated loss on the disposal of the three remaining businesses was reported in 1991.

           The operating results of the Components Group businesses for 1994, 1993, and 1992 were provided for in the reserves established in 1991. Net sales for discontinued operations were $7,508,000, $11,559,000, and $14,952,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

           Accrued costs related to the disposal of discontinued operations at December 31, 1994 are presented in the Consolidated Balance Sheets as follows: $2,007,000 ($3,233,000 in 1993) in other current liabilities, and $1,473,000 ($682,000 in 1993) in other liabilities. These liabilities principally consisted of certain remaining costs associated with the former businesses and estimated expenses for environmental matters related to the properties of these businesses. Refer to Note 15 - Environmental Matters.

           The net assets of discontinued operations have been segregated in the Consolidated Balance Sheets as follows:

           (In thousands)                          1994         1993

          Net current assets:
             Current assets                      $    --      $  1,957
             Current liabilities                      --          (516)
                                                 $    --      $  1,441
          Noncurrent assets:
             Net property, plant and equipment   $  1,530     $  3,527

        The land and building of the former Alliance Metal Stamping and Fabricating division remains classified as net assets of discontinued operations as the Company is continuing to seek a buyer for this real estate.


        Note 4--Inventories

           The components of inventories were as follows:

           (In thousands)                           1994        1993

        Raw materials and purchased parts         $ 1,405     $ 1,519
        Work in process                             6,955       7,360
        Finished products                           2,884       4,020

                                                  $11,244     $12,899

           If the first-in, first-out (FIFO) method of accounting was used for all inventories, the amounts stated for inventories would have been $23,835,000 and $23,500,000 higher than reported at December 31, 1994 and 1993, respectively.


        Note 5--Property, Plant and Equipment

           The components of property, plant and equipment were as follows:

           (In thousands)                            1994        1993

        Land                                      $    840    $    834
        Buildings and improvements                  48,300      47,543
        Machinery, equipment and fixtures           96,582      98,208
                                                   145,722     146,585
        Less accumulated depreciation               92,118      86,299

                                                  $ 53,604    $ 60,286



        Note 6--Other Current Liabilities

           The components of other current liabilities were as follows:

           (In thousands)                            1994        1993

        Salaries, wages and vacations             $ 3,654     $ 3,438
        Advance payments from customers             2,922       1,095
        Pension and other retiree
          benefit plan contributions                5,327       4,501
        Restructuring costs                           253       1,843
        Costs related to disposal of
          discontinued operations                   2,007       3,233
        Other current liabilities                   3,590       3,442

                                                  $17,753     $17,552

        Note 7--Employee Retirement Plans

           The Company has a defined contribution retirement plan and a defined benefit retirement plan which cover most domestic employees. The employees of certain foreign operations participate in various postemployment benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes.

           Effective December 31, 1990, the Company amended its domestic defined benefit plan to provide for the freezing of all active employee accrued defined benefits and full vesting of all active employees in the plan. In addition, the plan amendment provides that upon settlement of the plan, if the fair value of plan assets exceeds the accrued defined benefit obligation, any surplus will be distributed on a pro rata basis as additional benefits to active employees. If the plan assets are not sufficient to fund the accrued defined benefit obligation, the Company will make any required additional contributions. All active employees in the defined benefit plan were enrolled in the defined contribution plan effective January 1, 1991.

           The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

           A summary of the components of net periodic pension costs relating to the domestic defined benefit plan is presented below:

          (In thousands)                      1994       1993      1992

           Interest cost on projected
           benefit obligation             $  6,387   $  6,429   $ 6,365

           Negative (positive) return
           on plan assets                    2,012     (7,134)   (3,927)

           Net amortization and
           deferral                         (8,249)       928    (2,403)

           Net periodic pension costs     $    150   $    223   $    35

           The expected long-term rate of return on plan assets used in determining net periodic pension costs was 8.25% for 1994, 1993 and 1992.

           The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1994 and 1993:

           (In thousands)                            1994         1993
           Actuarial present value of benefit
             obligations:

           Accumulated benefit obligation
             including vested benefits of
             $74,180 in 1994 and
             $83,653 in 1993                         $77,900    $88,282

           Projected benefit obligation              $77,900    $88,282
           Plan assets at market value                71,912     80,142

           Projected benefit obligation
             in excess of plan assets                  5,988      8,140
           Unrecognized prior service cost              (977)    (1,085)
           Unrecognized net (loss)                    (4,759)    (6,585)
           Adjustment to recognize minimum
             pension liability                         5,736      7,670

           Pension liability recognized
             in the consolidated balance sheet       $ 5,988    $ 8,140


           The discount rates used in determining the projected benefit obligation were 8.75% for December 31, 1994 and 7.50% for December 31, 1993. The nonvested portion of the accumulated benefit obligation primarily represents certain early retirement benefits for individuals not currently eligible. The accumulated benefit obligation is calculated using the 1983 Group Annuity Mortality Table.

           In accordance with FAS No. 87, "Employers' Accounting for Pensions," the Company must recognize a pension liability at least equal to the minimum pension liability. The minimum pension liability is the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as either an intangible asset or a reduction of equity. The Company recorded an additional liability of $5,736,000 ($7,670,000 in 1993), an intangible asset of $977,000
        ($1,085,000 in 1993) and an equity reduction of $4,759,000 ($6,585,000 in 1993). The minimum pension liability adjustment decreased in 1994 primarily due to an increase in the discount rate.

           The plan's assets at December 31, 1994 were primarily invested in a tactical asset allocation fund, short and intermediate term bond funds and the Company's common stock which had a market value of $5,680,000 and $5,824,000 at December 31, 1994 and 1993, respectively.

           All domestic employees participate in the defined contribution retirement plan. Amounts contributed under this plan are based upon 4% of compensation for eligible employees. The amounts expensed under this plan for continuing operations were $1,267,000, $1,309,000 and $1,560,000 in 1994, 1993 and 1992, respectively.

           The Company also has an unfunded supplemental defined benefit retirement plan to provide certain executives a minimum level of retirement pay, up to a maximum of 55% of final average earnings. In accordance with the provisions of FAS No. 87, the Company recognized pension expense of $210,000, $204,000 and $192,000 in 1994, 1993 and
        1992, respectively. At December 31, 1994, the Company recorded a minimum pension liability of $1,401,000 ($832,000 in 1993), an intangible asset of $572,000 ($435,000 in 1993), and an equity reduction of $250,000 ($0 in 1993).

           The costs of foreign benefit plans were $634,000, $540,000 and $772,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Liabilities included in the Consolidated Balance Sheets for certain foreign benefit plans were $1,919,000 and $1,754,000 at December 31, 1994 and 1993, respectively.


        Note 8--Postretirement Health and Life Insurance Benefits

           The Company provides certain health and life insurance benefits for retired domestic employees. Employees hired prior to January 1, 1993 generally become eligible for these benefits if they retire while working for the Company at age 62 with a minimum of 15 years of service with the Company. Employees hired after this date are not eligible to receive benefits. Health benefits are provided through supplemental insurance policies whose premiums are based on group rates. Life insurance benefits are paid directly by the Company.

           In the fourth quarter of 1992, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of the estimated cost of providing postretirement benefits, including health and life insurance coverage, during the employees' active service period. The Company elected to immediately recognize in 1992 the cumulative effect of change in accounting for postretirement benefits of $37.5 million which represents the accumulated postretirement benefit obligation measured at January 1, 1992. No tax benefit was recorded against this one-time cumulative effect charge.

           The components of periodic expense for these postretirement benefits were as follows:

          (In thousands)                      1994       1993      1992

           Service cost for benefits
           earned during the year         $    141   $    142   $   166

           Interest cost on the
           accumulated postretirement
           benefit obligation                2,599      2,839     2,791

           Total expense                  $  2,740   $  2,981   $ 2,957



           The recorded liabilities for this unfunded postretirement benefit plan were as follows:

        (In thousands)                                 1994       1993

        Accumulated postretirement benefit obligation:
          Retirees                                   $27,262    $30,739
          Fully eligible active plan participants      1,865      2,884
          Other active plan participants               1,867      2,743
        Total accumulated postretirement benefit
           obligation                                 30,994     36,366
        Unrecognized net gain                          5,991      1,067
        Total liability for postretirement health
           and life insurance benefits                36,985     37,433
        Less current portion                           3,400      3,100
        Noncurrent liability for postretirement
          health and life insurance benefits         $33,585    $34,333

           The discount rates used in determining the accumulated postretirement benefit obligation were 8.75% and 7.50% at December 31, 1994 and 1993, respectively. The reduction in the total accumulated postretirement benefit obligation was primarily attributable to an increase in the discount rate.

           The cost of health insurance premiums of this plan are shared between the Company and the retiree. The future increases in the Company's share of health insurance premiums are capped as follows:
        5% in 1995, 5% in 1996, and no increase thereafter.


        Note 9--Debt

        Long-term debt at December 31, 1994 and 1993 consisted of the following:

          (In thousands)                               1994         1993
        Notes payable to banks under revolving
         loan agreements                             $ 2,135      $14,122
        Other obligations                                535          585
                                                       2,670       14,707
        Less current maturities                           70          132

                                                     $ 2,600      $14,575


           At December 31, 1994, the Company had unsecured borrowing facilities that provided for borrowings up to a combined $30 million on a revolving loan basis through January 1996. Approximately $2 million of the total was allocated for borrowings outside the U.S. Available borrowings under these facilities at December 31, 1994 were reduced by approximately $1.7 million for foreign standby letters of credit issued in the normal course of business. These revolving credit facilities provide the Company the option to borrow at rates no higher than the prevailing prime rate (weighted average borrowing rate was 6.84% at December 31, 1994). The agreements contain covenants with respect to maintenance of working capital, interest coverage, the level of indebtedness, tangible net worth and cash flow as a percentage of indebtedness.

           Lines of credit of the consolidated subsidiaries are generally in connection with bank overdraft and note facilities for which there are neither material commitment fees nor compensating balance requirements. Unused short and long-term credit lines with banks, including the revolving credit facilities, totaled approximately $27,400,000 at December 31, 1994. The weighted average borrowing rates under short-term credit facilities were 10.25% and 10% at December 31, 1994 and 1993, respectively.

           Scheduled maturities of long-term debt in each of the next five years are $70,000, $2,162,000, $7,000, $4,000 and $4,000 in 1995
        through 1999, respectively.

           Interest expense for each of the three years in the period ended December 31, 1994 was $415,000, $525,000 and $74,000, respectively.
        Interest expense for 1992 is reported net of capitalized interest of $580,000.

   Note 10--Income Taxes

     In 1992, the Company adopted FAS No. 109, "Accounting for Income Taxes." This statement requires use of the liability method which records deferred income tax expense and benefits for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     For financial reporting purposes, income (loss) from continuing operations before income taxes included the following:

   (In thousands)                1994           1993           1992

   United States               $   815        $(7,206)       $(13,312)
   Foreign                       4,342          3,216         (11,520)

   Total                       $ 5,157        $(3,990)       $(24,832)




     Provisions (benefits) for income taxes included the following:

   (In thousands)                      1994        1993        1992

   Current:
     Continuing operations:
      Federal                       $ 1,000     $(2,247)    $  (970)
      State                             148          44         (51)
      Foreign                         1,103         987        (510)
                                      2,251      (1,216)     (1,531)

   Discontinued operations              400          --          --

   Total current                    $ 2,651     $(1,216)    $(1,531)


   Deferred:
     Continuing operations:
      Federal                       $(1,447)    $    --     $   342
      State                              --          --         (72)
      Foreign                            21          99         193

   Total deferred                   $(1,426)    $    99     $   463

     The differences between the provision (benefit) for income taxes attributable to continuing operations at the United States federal statutory income tax rate and the tax provision (benefit) were as follows:

   (In thousands)                                   1994        1993      1992

   U. S. federal statutory rate                       34%         34%       34%

   Taxes at statutory rate                       $ 1,753     $(1,357)  $(8,443)
   Provision (benefit) resulting from:
     Effect of consolidating foreign
       subsidiaries                                 (352)         (7)    3,599
     Foreign Sales Corporation                         -        (207)     (264)
     Effect of losses producing no
       current benefit                                 -         410     3,371
     Federal Alternative Minimum Tax               1,000          -        792
     Net operating loss carryovers                (1,880)         -         -
     Other                                           304          44      (123)

   Tax provision (benefit)                       $   825     $(1,117)  $(1,068)


     Deferred tax assets and liabilities were comprised of the following:

   (In thousands)                             1994           1993

   Deferred tax assets:
     Accrued retiree and other
        employee benefits                   $18,195        $19,060
     Tax loss carryforwards                   2,200          4,021
     Federal and state tax credits           13,500         10,500
     Restructuring costs                        116            451
     Discontinued operations                  1,287          1,344
     Other                                    3,756          2,817

     Total deferred tax assets               39,054         38,193

   Less valuation allowance                  28,697         28,119

   Deferred tax asset                        10,357         10,074

   Deferred tax liabilities:
     Depreciation                             7,463          8,496
     Other                                       93            125

     Total deferred tax liabilities           7,556          8,621

   Net deferred tax asset                   $ 2,801        $ 1,453

        The net deferred tax asset of $2,801,000 at December 31, 1994 ($1,453,000 in 1993) is presented in the accompanying Consolidated Balance Sheets as follows: $1,322,000 ($1,300,000 in 1993) in other current assets; $2,032,000 ($700,000 in 1993) in other assets and $553,000 ($547,000 in 1993) in other liabilities.

     Foreign loss carryforwards totaling $4.8 million, which may be carried forward indefinitely, are available to reduce future taxable income. Domestic tax credits of $13.5 million are also available to reduce future federal and state income taxes and expire at various dates through 2001, with the exception of the federal alternative minimum tax credits which can be carried forward indefinitely.

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $8.6 million at December 31, 1994. Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

   Note 11--Stock Plans

     The Company's 1992 Stock Plan, which became effective May 5, 1992, is a successor to the Company's 1981 Stock Plan. No additional grants of options could be made under the 1981 Stock Plan after December 16, 1991.

     Under the Company's 1992 Stock Plan, 500,000 common shares have been reserved for granting of options, stock appreciation rights (SARs) and restricted stock to key employees. Options are granted at prices not less than 100% of the market value of the common stock at the date of grant and may be exercisable beginning six months and ending ten years from the date of grant. The Executive Compensation Committee of the Company's Board of Directors at its discretion may at the time of grant of an option provide further limitations on periods during which options may be exercised. SARs allow the optionee to surrender the option and receive a number of shares of common stock, cash, or cash and shares of common stock, as the Executive Compensation Committee determines, with an aggregate value equal to the amount by which the fair market value of the shares covered by the surrendered option exceeds the option price. Increases in the value of SARs resulting from changes in the market value of common stock will be charged to expense as they occur. Options automatically carry with them conditional SARs which are exercisable in the event of a tender offer meeting certain specified conditions. No SARs have been granted under the Plan.

     Under the Plan an option, which is exercisable beginning six months from the date of grant, to purchase 1,000 shares at the market value per share on the date of grant, is granted each year to each director of the Company who is not, and has not been an employee of the Company since the beginning of the preceding year.

     Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period is also charged to expense. There were no grants of restricted shares made during 1994. At December 31, 1994, 2,000 restricted shares were outstanding.

     The following is a summary of option transactions under both Plans:

                                            Shares            Price Range
   Outstanding December 31, 1991            170,620        $ 8.69  -  $19.37
     Granted                                 47,500        $14.94  -  $18.63
     Exercised                               (3,917)       $ 8.69
   Outstanding December 31, 1992            214,203        $12.50  -  $19.37
     Granted                                 56,000        $14.44  -  $14.63
     Forfeited                              (10,000)       $15.81
   Outstanding December 31, 1993            260,203        $12.50  -  $19.37
     Granted                                 70,000        $11.31  -  $15.12
     Forfeited                              (16,000)       $13.12  -  $18.62
   Outstanding December 31, 1994            314,203        $11.31  -  $19.37


   Exercisable at December 31:
     1994                                   249,203        $11.31  -  $19.37
     1993                                   209,203        $12.50  -  $19.37
     1992                                   171,703        $12.50  -  $19.37

   Available for additional grants
    at December 31:
     1994                                   324,500
     1993                                   392,500
     1992                                   451,500
     1991                                       --

   Note 12--Preferred Stock Purchase Rights

     Pursuant to the Company's Shareholder Rights Plan, each outstanding share of the Company's common stock carries one Preferred Stock purchase right. Each right, when exercisable, entitles the holder to purchase from the Company for $45, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding common stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer consummation of which would result in a person or group owning 15% or more of the Company's outstanding common stock, whichever occurs first. If any person or group becomes the beneficial owner of 15% of the outstanding common stock, other than pursuant to a Permitted Offer, as defined in the Plan, holders, other than an Acquiring Person as defined in the Plan, will have the right to purchase from the Company common stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $45, or the Board may elect to issue without any payment common stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes beneficial owner of 15% or more of the Company's outstanding common stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, holders of Rights, other than an Acquiring Person, will have the right to receive, upon exercise, common shares of the acquiring company (including the Company if it is the surviving company) having a value two times the exercise price ($45) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.01 per Right.


   Note 13--Supplemental Cash Flow Information

     Cash payments (net refunds) for income taxes were ($1,188,000), $79,000 and $3,248,000 for 1994, 1993 and 1992, respectively. Interest payments, net of amounts capitalized in 1992, were $444,000, $466,000 and $127,000 in 1994,
   1993 and 1992, respectively.

     Noncash investing activities in 1992 included notes receivable of $2,147,000 from the sale of the assets of Alliance Precision Plastics and Alliance Carolina Tool and Mold. Refer to Note 3 - Discontinued Operations.

   Note 14--Business Segment and Foreign Operations

     The Company's operations are conducted within one business segment. The principal activity is the design, manufacture and sale of machinery and equipment for the production of gears.

     The Company's sales in North America and Europe are in general made directly by employees of the Company. Sales in other territories are handled by independent foreign machine dealers.

     The Company's major foreign operations are located in Western Europe. Information about the Company's operations in the United States and Western Europe for 1994, 1993 and 1992 are summarized as follows:

   (In thousands)                         1994        1993        1992

   Net sales to unaffiliated customers
        United States                   $113,304    $ 81,479    $101,591
        Western Europe                    15,158      22,391      45,683
                                        $128,462    $103,870    $147,274

   Interarea sales and transfers
        United States                   $    431    $    913    $  1,917
        Western Europe                     6,844       6,920       8,540
                                        $  7,275    $  7,833    $ 10,457

   Total sales
        United States                   $113,735    $ 82,392    $103,508
        Western Europe                    22,002      29,311      54,223
                                         135,737     111,703     157,731
   Less interarea sales                    7,275       7,833      10,457
                                        $128,462    $103,870    $147,274

   _______________________________________________________________________

   Operating income (loss)
        United States                   $  3,250    $ (4,528)   $(12,285)
        Western Europe                     4,011       2,100     (12,848)
                                           7,261      (2,428)    (25,133)
   Less:
     Interest (income) expense -- net         11        (152)     (2,127)
     Corporate and other non-allocable
       expenses                            2,093       1,714       1,826

   Income (loss) from continuing
     operations before income taxes     $  5,157    $ (3,990)   $(24,832)
   _______________________________________________________________________

   Identifiable assets
        United States                   $103,871    $100,835    $103,550
        Western Europe                    13,416      11,852      23,500
                                         117,287     112,687     127,050

   Corporate assets                        3,199       4,194       7,137
   Assets of discontinued operations       1,530       4,968       5,902

   Total assets                         $122,016    $121,849    $140,089


        Interarea sales and transfers are generally accounted for at prices to yield normal returns to the selling company in relation to the costs of production. Identifiable assets represent assets directly identified with each geographic region. Corporate assets consist primarily of cash and equivalents.

        Operating income for the United States included restructuring and environmental costs of $10,550,000 in 1992. Operating income for Western Europe included restructuring costs of $18,329,000 in 1992.

        United States continuing operations for 1994, 1993 and 1992 included export sales (exclusive of intercompany sales) to the following geographic areas:

   (In thousands)                 1994         1993        1992

   Europe / Africa              $27,938      $23,659     $20,538
   Asia / Pacific                19,114        8,645      34,276
   Americas                       5,660        6,203       4,601
                                $52,712      $38,507     $59,415

       For the years presented, no single customer accounted for 10% or more of consolidated sales.

   Note 15-Environmental Matters
       Environmental expenditures are expensed or capitalized in accordance with generally accepted accounting principles. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

       In 1992, the Company made provisions for environmental costs of $2,850,000. These provisions primarily represented the estimated costs related to complete remediation of environmental contamination in a confined area at the Company's Rochester facility which was detected in 1991. The remediation effort was completed in 1992.

       The Company has also made provisions for environmental matters at certain discontinued operations for which the Company retains respon-sibility. These provisions were recorded in discontinued operations in 1991 and are believed to be adequate based upon information known at this time.

      The Company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in adminis-trative proceedings involving different sites under these laws, as a participant in a group of potentially responsible parties. These proceedings are at various stages, and it is impossible to estimate with any certainty the ultimate cost, timing and extent of remedial actions which may be required by governmental authorities, or the amount of the liability, if any, of the Company alone or in relation to that of the other responsible parties. Based on the facts presently known, the Company does not believe that the outcome of any of these proceedings will have a material effect on its results of operations or financial position.

   Note 16--Commitments and Contingencies

       The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from such actions will not have a material impact on the Company's future results of operations or financial position.

      The Company was contingently liable under standby letters of credit issued in the normal course of business for $7.2 million at December 31, 1994.


   Note 17--Fair Values of Financial Instruments

       The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

       Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

       Long and short-term debt: The carrying amounts of the Company's short-term borrowings and variable rate long-term debt approximate their fair value.

       Foreign currency exchange contracts: The Company enters into foreign currency forward contracts primarily to hedge transactions representing firm commitments to buy or sell goods in foreign currencies. The aggregate contract value of agreements to sell certain foreign currencies in exchange for U.S. dollars was $6.8 million and $6.1 million at December 31, 1994 and 1993, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was $5.4 million and $1.3 million at December 31, 1994 and 1993, respectively. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts at December 31, 1994 and 1993, were not material.

   Report of Independent Auditors

   Stockholders and Board of Directors
   of Gleason Corporation:

   We have audited the accompanying consolidated balance sheets of Gleason Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gleason Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

       As discussed in Note 1 to the financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions.


   Syracuse, New York
   February 1, 1995                                      Ernst & Young LLP

   Quarterly Information (Unaudited)

   Selected quarterly information for the years 1994 and 1993 are shown below:

   Dollars in thousands,                                              1994
    except per share amounts         First     Second    Third     Fourth

   Net sales                         $23,699   $27,608   $26,392   $50,763
   Cost of products sold              17,801    20,222    18,105    38,807
   Income from continuing
     operations                           65       603     1,032     2,632
   Net income                             65     2,043     1,032     4,148

   Per common share:
     Income from continuing
      operations                         .01       .12       .20       .51
     Net income                          .01       .40       .20       .80
     Cash dividends declared             .10       .10       .10       .10

   Stock prices
     High                             15 1/4    13 1/4    16 1/2    15 7/8
     Low                              12 1/2    11        10 7/8    14


   Dollars in thousands,                                              1993
    except per share amounts         First     Second    Third     Fourth

   Net sales                         $24,784   $28,038   $21,907   $29,141
   Cost of products sold              17,790    21,202    16,327    24,353
   Net income (loss)                    (641)      122      (999)   (1,355)

   Per common share:
     Net income (loss)                  (.12)      .02      (.19)     (.26)
     Cash dividends declared             .10       .10       .10       .10

   Stock prices
     High                             16 1/8    14 3/4    13 3/4    15 7/8
     Low                              11 1/2    11 1/2    11 7/8    12 1/2


   Note: Net income in 1994 included a gain on the disposal of discontinued operations of $1,440,000, or $.28 per share, in the second quarter and $1,516,000, or $.29 per share, in the fourth quarter.



     The Company's Common Stock (symbol GLE) is traded on the New York Stock Exchange. The high and low sales price in each quarter of 1994 and 1993 are shown above. As of December 31, 1994 there were 2,707 holders of record of the Company's Common Stock.