Form 10-K405, Exhibit 13
period 1995-12-31
GLEASON CORP /DE/
filed 1996-03-28
CIK 743239



Five Year Review
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands,
except per share amounts                          1995         1994       1993         1992        1991
Summary of Operations
 Net sales                                    $197,046     $128,462   $103,870     $147,274    $177,522
 Income (loss) from continuing operations       30,382        4,332     (2,873)     (23,764)      4,355
 Gain on disposal of discontinued operations       445        2,956         --           --       2,305
 Cumulative effect of change in
  accounting for postretirement benefits
  other than pensions                               --           --         --      (37,472)         --
 Net income (loss)                              30,827        7,288     (2,873)     (61,236)      6,660
 Primary earnings per common share:
  Continuing operations                           5.74          .84       (.56)       (4.35)        .76
  Disposal of discontinued operations              .08          .57         --           --         .40
  Cumulative effect of change in
    accounting for postretirement benefits
    other than pensions                             --           --         --        (6.86)         --
  Net income (loss)                               5.82         1.41       (.56)      (11.21)       1.16
 Cash dividends declared per common share          .50          .40        .40          .40         .20


Financial Position at Year-End
 Cash and equivalents                            9,926        3,173      4,155        7,105      44,451
 Net property, plant and equipment              60,948       53,604     60,286       67,479      61,168
 Total assets                                  197,198      122,016    121,849      140,089     194,875
 Long-term debt                                 25,315        2,600     14,575        6,172      11,688
 Total debt                                     26,810        3,283     15,115        7,388      18,720
 Stockholders' equity                           73,291       42,199     35,009       41,458     123,562

Other Data
 Capital expenditures                            8,309        3,527      5,587       24,526      22,242
 Depreciation and amortization                   9,992        9,293      9,221        9,641       7,852
 New orders                                    226,107      156,962     94,970      108,274     125,322
 Backlog                                       124,500       54,700     26,200       35,100      74,100
 Number of employees (continuing operations)     1,455        1,079      1,049        1,420       1,706


Management's Discussion and Analysis
of Results of Operations and Financial Condition


About the Company

      The Company operates within one business segment.
The principal activity is the design, manufacture and sale of machinery and equipment for the production of bevel and cylindrical gears. The Company manufactures a complete line of machines and tooling for bevel gears. Bevel gears transmit power at an angle, such as from the drive shaft to the rear-driven axle of a vehicle. The Company also manufactures machines and tooling for producing cylindrical gears. Cylindrical gears transmit power in a straight line and have a variety of applications, including transmissions of front-wheel-drive vehicles. On July 1, 1995, the Company acquired the technology and certain assets of Hurth Maschinen und Werkzeuge GmbH ("Hurth") in Munich, Germany adding complementary product lines which strengthen its position in the cylindrical gear equipment market.

      The Company's major customers are in the automotive and truck industries, which normally account for three-fourths of its total sales each year. Other industries served include aerospace, construction, farm and marine.
The Company's markets are worldwide; historically two-thirds of total sales each year have been to customers located outside of the United States.


Business Conditions

      Because of the Company's dependence on global markets, economic conditions and trends in the world's major industrial markets significantly influence overall sales and operating results. In 1995, sales increased in all of these markets, with 65 percent of the Company's sales outside of the U.S.

      Despite two-thirds of sales coming from outside of the U.S. in 1995, this region, in terms of sales, remained the Company's largest, posting impressive gains over 1994. The Company's increased sales activity in the U.S. was supported by higher investment by the major vehicle producers, who reported record-high capital spending in 1995. Demand for the Company's products was also buoyed by the increasing popularity of light truck and four-wheel-drive vehicles. These vehicles, which generally use bevel gears, had higher sales in 1995, while overall vehicle sales in the U.S. were lower compared to 1994. The Company also continued to increase its sales of cylindrical gear products to the U.S., primarily as a result of the success of its PHOENIX gear hobbing machine, which, introduced just two years ago, is now the Company's best selling machine model.

     The Company's overseas markets showed some recovery from 1994 levels. The greatest increase in overseas sales were to Europe, primarily a result of the addition of the Hurth operations, which have traditionally had the majority of their sales in this region. Another important trend was the increase in sales to emerging markets. Sales to these markets, including China, India and South America, accounted for 20 percent of total sales compared to only 12 percent in 1994. The economies of these nations are generally growing at a faster rate than those of more industrialized nations. There are ambitious long-range plans, in these emerging economies, to develop key industries, such as automotive and truck, which should provide long-term growth opportunities for the Company.



Results of Operations

      1995 Compared to 1994

      Earnings

      The Company had income from continuing operations of $30.4 million, or $5.74 per share, in 1995, compared to $4.3 million, or $.84 per share, in 1994. Included in the 1995 results was a $13.7 million, or $2.59 per share, fourth quarter positive adjustment to record deferred tax assets not previously recognized. Net income for the year was $30.8 million, or $5.82 per share, including an after-tax gain from discontinued operations of $.4 million, or $.08 per share. This compares to net income of $7.3 million, or $1.41 per share, in 1994 which included an after-tax gain from discontinued operations of $3.0 million, or $.57 per share.

      Operating income (before interest and taxes) in 1995 improved to $21.5 million, or 10.9 percent of sales, from $5.2 million, or 4 percent of sales in 1994. This improvement in operating income from 1994 resulted from higher sales, improved margins and incremental earnings from the Hurth operations.

      Orders and Backlog

      Order levels in 1995 increased 44 percent over 1994 to $226.1 million. Orders for the Hurth operations totaled $41.2 million for the six-month period since acquisition. New orders, excluding Hurth operations, increased 18 percent compared to 1994. This increase primarily resulted from higher order levels for PHOENIX bevel gear machinery and bevel gear cutting tools. The higher order rate is attributable to improved demand from the Company's overseas markets.

      Backlog was $124.5 million at December 31, 1995, compared to $54.7 million at December 31, 1994. This increase in backlog of $69.8 million included $49.3 million for the Hurth operations. The remaining increase of $20.5 million in backlog was principally for bevel gear machinery.


      Net Sales

      Net sales were $197.0 million in 1995, a 53 percent increase from 1994. Sales for the Hurth operations totaled $32.8 million, accounting for approximately 48 percent of the total increase. The remaining increase in sales of $35.8 million, represents a 28 percent improvement from 1994 shipment levels. Sales of all product lines increased compared to the prior year with higher machine sales accounting for the largest portion of the improvement.

      Machine product sales, excluding Hurth machines, increased $26.8 million compared to 1994. This increase was divided relatively equally between bevel and cylindrical gear machinery. Higher shipments of the Company's PHOENIX gear hobbing machines accounted for the majority of the increase in cylindrical gear machine sales. Shipments to customers in the United States accounted for approximately 60 percent of the full year total cylindrical gear machine sales and the largest portion of the year over year increase. Bevel gear machine sales were higher largely due to increased sales to the Asian market, primarily China and India.

      Sales of the Company's tooling products also showed strong improvement. Tooling sales were $8.1 million higher, excluding Hurth operations, with the greatest increase coming from overseas markets which accounted for approximately 70 percent of the increase.


      Costs and Expenses

      Cost of goods sold as a percentage of sales was 69.8 percent compared to 73.9 percent in 1994. The lower percentage was primarily attributable to improved margins on machine products. Margin improvement on these products resulted from lower direct product costs on most machine product lines and the effect of higher production volumes, which increased capacity utilization and coverage of fixed operating costs. Margins on tooling products also increased compared to 1994. The Hurth operations contributed favorably to the overall gross margin percentage since its acquisition in mid-1995.

      Selling, general and administrative expenses were $33.8 million, or 17.1 percent of sales, compared to $24.5 million, or 19.1 percent of sales, in 1994. Spending decreased as a percentage of sales due to the higher sales volumes. Total spending increased in 1995 by $9.3 million compared to 1994 due to the inclusion of the Hurth operations in the second half of 1995 and increased variable selling expenses, including warranty and commissions. Variable selling expenses as a percentage of sales were similar to 1994.

      Research and development spending in 1995 was $5.6 million, or 2.9 percent of sales, compared to $4.7 million, or 3.7 percent of sales, in 1994. Major development programs in 1995 included a new CNC gear testing machine, shipments of which began in the fourth quarter. In addition, spending for development programs associated with new product design and manufacturing technology initiatives for the Company's tooling operations increased in 1995 compared to 1994. The Company expects research and development spending levels to be somewhat higher in 1996 than 1995.


      Income Taxes

      In 1995, the Company recorded a net tax benefit of $9.4 million for continuing operations on pre-tax income of $21.0 million. In 1994, the Company recorded a tax provision of $.8 million for continuing operations on pre-
tax income of $5.2 million.   The 1995 tax benefit included
a net deferred benefit of $14.8 million primarily resulting from a reduction in the valuation allowance recorded for deferred tax assets. This reduction in the valuation allowance resulted in an increase in the net deferred tax asset recorded on the Company's Consolidated Balance Sheet at December 31, 1995 to $18.2 million from $2.8 million at December 31, 1994. Under the provisions of FAS No. 109, the Company had been limited, primarily due to its prior domestic operating losses, in the amount of the deferred tax asset it had been able to record. Significant improvements in domestic operating performance and available tax planning strategies have provided the necessary positive evidence that it is more likely than not that future income will be sufficient to fully realize the deferred tax asset recorded at December 31, 1995. Of the total $14.8 million deferred tax benefit included in income from continuing operations for 1995, $13.7 million was recorded in the fourth quarter based on the Company's ability to rely on future income. A valuation allowance for deferred tax assets of $7.0 million remains at December 31, 1995 for certain tax credits and net foreign operating loss carryforwards for which realization can not be anticipated at this time. The Company's effective tax rate for 1996 should approximate applicable statutory rates.

      Outlook

      The general outlook for 1996 is for some reduction in capital spending by vehicle producers in the U.S. The Company, however, still expects relatively strong demand for its products, particularly for its bevel gear machinery which supports the popular light truck and sport utility vehicle markets. The relatively old average age of the installed base of bevel gear production machinery also provides a strong replacement market opportunity for the Company. The Company remains cautiously optimistic about growth opportunities in 1996 from its overseas markets, which showed some recovery in 1995.



      1994 Compared to 1993

      Earnings

      The Company had income from continuing operations of $4.3 million, or $.84 per share, in 1994, compared to a net loss of $2.9 million, or $.56 per share, in 1993. Net income for 1994 was $7.3 million, or $1.41 per share, which included an after-tax gain from discontinued operations of $3.0 million, or $.57 per share, related to lower than expected costs associated with the closure of the Company's
Alliance Metal Stamping and Fabricating Division. The improvement in operating earnings from 1993 resulted from higher sales, improved margins and lower spending levels.

      Orders and Backlog

      Order levels in 1994 increased 65 percent compared to
1993 to $157 million.  Order levels for all product lines
were higher with the largest increase in machine orders.
Order levels for bevel and cylindrical gear machinery each
increased about $23 million, for a combined increase of $46
million, or about 98 percent, compared to 1993.   Backlog
increased to $54.7 million at December 31, 1994 from $26.2 million at December 31, 1993.


      Net Sales

      Net sales were $128.5 million in 1994, or 24 percent higher than in 1993. Sales of all product lines increased compared to 1993. Machine sales increased 30 percent, with cylindrical gear machinery increasing 66 percent. In 1994, the Company began making shipments of its first cylindrical gear grinding machine, which was jointly developed with Okamoto Machine Tool Works, and had a full year of shipments of its new PHOENIX gear hobbing machine for which the Company first began deliveries in mid-1993. Cylindrical gear machines accounted for 37 percent of total machine sales compared to 29 percent in 1993.

     Sales of the Company's tooling products, which include workholding equipment and bevel gear cutting tools, increased 13 percent from 1993. The largest increase was in cutting tools, primarily due to higher vehicle production worldwide. Workholding equipment sales also increased, principally due to higher sales of equipment for cylindrical gear applications.

      Other product categories, including spare parts, service, customer training, software and application support, increased as well, a result of the overall improvement in the major markets served by the Company.


      Costs and Expenses

      Cost of goods sold as a percentage of sales was 73.9 percent compared to 76.7 percent in 1993. The lower percentage was primarily attributable to improved margins on tooling products. Margins increased for these products due to higher production volumes and cost reduction programs.

      Machine margins also improved from 1993. The Company began to realize the benefits of its new factory as higher machine volumes were produced in that facility. However, strong price competition among machine producers continued to pressure margins, particularly for cylindrical gear machinery.

      Selling, general and administrative expenses were $24.5 million, or 19.1 percent of sales, compared to $24.4 million, or 23.5 percent of sales, in 1993. Spending within the Company's worldwide sales and service offices increased during 1994 as the Company expanded its direct representation in Europe. The Company has direct sales and service representation throughout North America and Europe. Commissions paid to dealers increased from 1993, but were relatively constant as a percentage of sales. These higher expenses were largely offset by lower administrative and support spending resulting from cost reduction initiatives.

      Research and development spending was $4.7 million, or
3.7 percent of sales. Spending was 7 percent lower than in 1993 as that year had a greater number of new machine introductions, including PHOENIX bevel and cylindrical gear machines. Major 1994 programs included a new PHOENIX bevel gear lapping machine, for which shipments began in the first quarter of 1995, and a cylindrical gear grinding machine for which shipments began in 1994.

      Income Taxes

      In 1994, the Company recorded a tax provision of $.8
million for continuing operations on pre-tax income of $5.2 million, or an effective rate of 16 percent. Taxes on foreign income of $1.1 million were reduced by a refund of previously paid income taxes due to a repatriation of funds in 1994. The net domestic tax benefit of $.3 million included an increase to the deferred tax asset of $1.4 million. The Company had a domestic deferred tax asset of approximately $3.7 million at December 31, 1994 recorded to offset future taxable income. Under FAS No. 109, the Company had been limited in the amount of the deferred tax asset it had been able to record based on future income.
Management determined that it was more likely than not that future income would be sufficient to fully realize the deferred tax asset recorded at December 31, 1994.


      Liquidity and Capital Resources

      Borrowings under the Company's revolving credit facilities increased to $24.7 million at December 31, 1995 from $2.1 million at 1994 year-end. In 1995, the Company entered into a new three-year $40 million unsecured revolving credit agreement, with a portion of the facility allocated to standby letters of credit and bank guarantees.
Available unused short and long-term credit lines with banks, including revolving credit facilities, totaled $10.6 million at December 31, 1995. Cash and equivalents increased to $9.9 million at December 31, 1995 from $3.2 million at December 31, 1994.

      Operating activities provided $4.7 million of net cash in 1995, compared to $10.8 million in 1994. Higher working capital requirements, income tax payments and lower cash flow from discontinued operations contributed to the reduction in net cash generated from operations. The largest increase in working capital requirements was in trade accounts receivable. This increase resulted from higher business volumes during the fourth quarter compared to the same period in 1994. Sales in the fourth quarter of 1995 were $19.2 million higher than in the 1994 fourth quarter. Inventory levels were also higher at year-end to support higher sales volumes expected in the first half of 1996. Other current assets increased in 1995 primarily due to advance payments made to vendors. The negative cash flow impacts from these increases were partially offset by higher operating earnings and an increase in current operating liabilities.

     Investing activities used $18.6 million of net cash in 1995 compared to $2.1 million of net cash provided in 1994. The purchase of Hurth accounted for $10.6 million of the cash used in investing activities in 1995. Capital expenditures in 1995 increased to $8.3 million, compared to $3.5 million in 1994 and $5.6 million in 1993. This increase in capital spending included the purchase of equipment for the Company's tooling operations associated with the modernization program underway. Capital expenditures for 1996 are expected to exceed depreciation expense with the majority of this spending planned for further investments to upgrade existing production capabilities. Cash provided by investing activities in 1994 included collections of notes receivable associated with the sales of former businesses totaling $3.3 million and proceeds from the sale of machinery and equipment of discontinued operations of $3.6 million. Investing activities for 1994 also included the use of $1.5 million in cash for a 20 percent investment interest in OGA Corporation, the Company's exclusive sales and service representative in Japan and Taiwan.

      The Company's cash balances, presently available lines of credit and anticipated funds from operations should be sufficient to meet its near-term operating and investing activities. Management believes that it will be able to obtain additional long-term financing if such financing is required.


      Dividends

      In January 1995, the Board of Directors approved a 25 percent increase in the Company's quarterly dividend from $.10 per share to $.125 per share. Total dividend payments were $2,585,000, $2,065,000 and $2,062,000 for 1995, 1994 and 1993, respectively.

Consolidated Statements of Operations
GLEASON CORPORATION AND SUBSIDIARIES

_______________________________________________________________________________
Dollars in thousands, except per share amounts      Year Ended December 31
                                                    1995       1994      1993
Net sales                                       $197,046   $128,462  $103,870
Costs and expenses
  Cost of products sold                          137,461     94,935    79,672
  Selling, general and
    administrative expenses                       33,789     24,539    24,431
  Research and development expenses                5,617      4,729     5,091
  Interest (income) expense--net                     527         11      (152)
  Other (income)--net                             (1,328)      (909)   (1,182)
                                                 176,066    123,305   107,860
Income (loss) from continuing operations
  before income taxes                             20,980      5,157    (3,990)

Provision (benefit) for income taxes              (9,402)       825    (1,117)

Income (loss) from continuing operations          30,382      4,332    (2,873)

Gain on disposal of discontinued
  operations                                         445      2,956        --

Net income (loss)                               $ 30,827   $  7,288  $ (2,873)

Primary earnings (loss) per common share:
  Income (loss) from continuing operations      $   5.74   $    .84  $   (.56)
  Gain on disposal of discontinued operations        .08        .57        --
  Net income (loss)                             $   5.82   $   1.41  $   (.56)

Fully diluted earnings (loss) per common share:
  Income (loss) from continuing operations      $   5.69   $    .84  $   (.56)
  Gain on disposal of discontinued operations        .08        .57        --
  Net income (loss)                             $   5.77   $   1.41  $   (.56)


Weighted average number of common shares
  outstanding:
  Primary                                       5,300,117  5,162,877 5,156,231
  Fully diluted                                 5,339,871  5,162,877 5,156,231

Cash dividends declared per common share        $     .50  $    .40  $    .40

See notes to consolidated financial statements.


Consolidated Balance Sheets
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands          December 31                  1995         1994
Assets
Current assets
  Cash and equivalents                                 $  9,926     $  3,173
  Trade accounts receivable                              65,288       42,363
  Inventories                                            29,565       11,244
  Deferred tax asset                                      4,113        1,322
  Other current assets                                    5,468        2,589
    Total current assets                                114,360       60,691

Property, plant and equipment - net                      60,948       53,604
Deferred tax asset                                       14,755        2,032
Other assets                                              7,135        4,159
Net assets of discontinued operations                       -          1,530

Total assets                                           $197,198     $122,016

Liabilities and Stockholders' Equity
Current liabilities
  Short-term borrowings                                $  1,489     $    613
  Current portion of long-term debt                           6           70
  Trade accounts payable                                 16,153       10,335
  Income taxes                                            2,335        3,324
  Other current liabilities                              33,968       17,753
    Total current liabilities                            53,951       32,095

Long-term debt                                           25,315        2,600
Pension plans and other retiree benefits                 38,876       42,274
Other liabilities                                         5,765        2,848

Total liabilities                                       123,907       79,817

Stockholders' equity
  Preferred Stock, par value $1 per share;
    authorized 500,000 shares; issued:  none
  Common Stock, par value $1 per share;
    authorized 8,750,000 shares; issued:
    5,796,446 shares in 1995 and 5,795,546
    shares in 1994                                        5,796        5,796
  Additional paid-in capital                             11,749       11,909
  Retained earnings                                      69,112       40,870
  Cumulative foreign currency translation adjustment     (2,156)        (917)
  Minimum pension liability adjustment                   (1,093)      (5,009)
                                                         83,408       52,649
  Less treasury stock of 614,591 shares in 1995
    and 632,992 shares in 1994, at cost                  10,117       10,450

  Total stockholders' equity                             73,291       42,199

Total liabilities and stockholders' equity             $197,198     $122,016


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
GLEASON CORPORATION AND SUBSIDIARIES
                                                    Year Ended December 31
Dollars in thousands                                 1995      1994       1993
Cash flows from operating activities:
  Net income (loss)                              $ 30,827  $  7,288   $ (2,873)
  Adjustments to reconcile net income (loss)
   to net cash from operating activities:
    Depreciation and amortization                   9,992     9,293      9,221
    (Gain) loss on disposals of property,
      plant and equipment                             (23)      (36)        12
    Provision (benefit) for deferred income
      taxes                                       (14,836)   (1,426)        99
    Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable   (23,134)  (13,774)     2,806
     (Increase) decrease in inventories           (10,170)    3,288      2,329
     (Increase) decrease in other current assets   (2,979)      901     (1,350)
     Increase (decrease) in accounts payable        5,821     3,355     (2,328)
     Increase (decrease) in all other current
       operating liabilities                        8,114     3,261     (9,747)
     Other, net                                     2,410      (451)       490
    (Gain) on disposal of discontinued
       operations                                    (674)   (3,356)        -
    Discontinued operations                          (634)    2,441        146
  Net cash provided by (used in)
    operating activities                            4,714    10,784     (1,195)

Cash flows from investing activities:
  Capital expenditures                             (8,309)   (3,527)    (5,587)
  Investment in unconsolidated affiliate               -     (1,489)        -
  Investment in subsidiary                        (10,582)       -          -
  Proceeds from sales of businesses and
    asset disposals                                   100     3,787         55
  Proceeds from collection of notes receivable        199     3,281        411
  Cash of subsidiary sold                              -         -      (2,284)
  Net cash provided by (used in)
    investing activities                          (18,592)    2,052     (7,405)

Cash flows from financing activities:
  Net proceeds from (repayments of)
    short-term borrowings                             876       183       (161)
  Net proceeds (repayments) under
    revolving credit agreements                    22,490   (12,148)     8,969
  Proceeds from long-term debt                        145        83         65
  Repayment of long-term debt                         (68)     (139)      (957)
  Dividends paid                                   (2,585)   (2,065)    (2,062)
  Net stock activity                                  173        (7)       -
  Net cash provided by (used in) financing
    activities                                     21,031   (14,093)     5,854

Effect of exchange rate changes on cash
  and equivalents                                    (400)      275       (204)
Increase (decrease) in cash and equivalents         6,753      (982)    (2,950)
Cash and equivalents, beginning of year             3,173     4,155      7,105
Cash and equivalents, end of year                $  9,926  $  3,173   $  4,155

See notes to consolidated financial statements.



Consolidated Statements of Stockholders' Equity
GLEASON CORPORATION AND SUBSIDIARIES
                                                                        Cumulative
                                                                        Foreign       Minimum                 Total
Years Ended December 31,                         Additional             Currency      Pension                 Stock-
1995, 1994 and 1993                  Common      Paid-in    Retained    Translation   Liability    Treasury   holders'
Dollars in thousands                 Stock       Capital    Earnings    Adjustment    Adjustment   Stock      Equity
________________________________________________________________________________________________________________________
Balance at December 31, 1992         $5,792     $11,863      $40,582    $(1,897)      $(4,347)     $(10,535)  $ 41,458

   Net (loss)                                                 (2,873)                                           (2,873)
   Dividends declared                                         (2,062)                                           (2,062)
   Shares issued under
     Stock Plans                          4          46                                                  92        142
   Foreign currency
     translation adjustments                                               (981)                                  (981)
   Sale of foreign subsidiary                                             1,563                                  1,563
   Change in minimum pension
     liability adjustment                                                              (2,238)                  (2,238)
________________________________________________________________________________________________________________________
Balance at December 31, 1993          5,796      11,909       35,647     (1,315)       (6,585)      (10,443)    35,009
    Net income                                                 7,288                                             7,288
    Dividends declared                                        (2,065)                                           (2,065)
    Foreign currency
      translation adjustments                                               398                                    398
    Change in minimum pension
      liability adjustment                                                              1,576                    1,576
    Purchase of treasury stock                                                                           (7)        (7)
________________________________________________________________________________________________________________________
Balance at December 31, 1994          5,796      11,909       40,870       (917)       (5,009)      (10,450)    42,199
    Net income                                                30,827                                            30,827
    Dividends declared                                        (2,585)                                           (2,585)
    Shares issued under
      Stock Plans                                  (147)                                                320        173
    Foreign currency
      translation adjustments                                            (1,239)                                (1,239)
    Change in minimum pension
      liability adjustment                                                              3,916                    3,916
    Purchase of treasury stock                                                                          (59)       (59)
    Other shares issued to employees                (13)                                                 72         59
________________________________________________________________________________________________________________________
Balance at December 31, 1995         $5,796     $11,749      $69,112    $(2,156)      $(1,093)     $(10,117)  $ 73,291


See notes to consolidated financial statements.


Notes to Consolidated Financial Statements

GLEASON CORPORATION AND SUBSIDIARIES

December 31, 1995

Note 1--Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions are eliminated in consolidation.

Revenue Recognition: Sales generally are recognized by the Company when products are shipped or services have been provided. Sales are reported net of returns and allowances.

Foreign Currency Translation: All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates, and the resulting translation adjustments are made directly to a separate component of stockholders' equity designated as "cumulative foreign currency translation adjustment." Gains and losses from foreign currency transactions are reported in operations and had a minimal impact on the Company in 1995, 1994 and 1993.

Cash and Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method comprised 61% and 82% of consolidated inventories at December 31, 1995 and 1994, respectively. Inventories not valued using the LIFO method are determined on the first-in, first-out (FIFO) method.

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

Earnings Per Share: The computation of primary earnings per common share is determined by dividing the weighted average number of common shares and (in periods in which they have a dilutive effect) common share equivalents outstanding during the year into net earnings. Common share equivalents include stock options and hypothetical shares associated with the Company Plan for Deferral of Directors' Fees. Fully diluted earnings per share in 1995 reflects the additional dilution related to stock options due to the use of the market price of the Company's Common Stock at the end of the period, which was higher than the average price for the period, in the calculation of the number of common share equivalents.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
Estimates are based on currently available information. Actual results could differ from the estimates.

Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25,"Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.

Reclassification: Certain reclassifications have been made to prior years' financial statements to conform to the 1995 presentation.

Additional accounting policies are described in the applicable notes.


Note 2 -- Hurth Acquisition

     Effective July 1, 1995, the Company acquired, for $10,582,000 in cash, certain assets of Hurth Maschinen und Werkzeuge GmbH ("Hurth"), a Munich, Germany-based leader in the design and production of cylindrical gear machinery and tooling. The Company purchased the assets from the receiver in bankruptcy proceedings. Hurth, which entered bankruptcy on May 31, 1995, had experienced financial losses during 1994 and 1993 due to the economic recession in Europe. The Company acquired patents, trademarks, rights to technology and know-how, machinery and equipment, and inventories, and retained approximately 280 employees at the Munich location. Under the agreement, the Company assumed existing obligations for installation and warranty of machines previously sold and completion of customer orders in backlog.

     The Company accounted for the acquisition under the purchase accounting method. The purchase included, stated at fair value, inventories ($8,350,000), machinery and equipment ($9,310,000), technology ($1,450,000), current liabilities ($6,428,000), long-term pension and other employee benefits ($2,100,000). The acquisition was funded from the Company's revolving credit facility.

    Results of operations after the acquisition date are included in the Consolidated Statements of Operations for the year ended December 31, 1995. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of the respective periods. The pro forma information includes adjustments for lower personnel costs associated with the reduction in headcount and lower fixed costs associated with rental of the Munich facility, additional depreciation and amortization based on the fair market value of machinery, equipment and technology acquired, elimination of a Hurth investment in subsidiary loss for 1994, lower outside dealer commission expense due to contract terminations and higher interest expense that would have been incurred to finance the acquisition. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

(Unaudited)
(In thousands, except per share amounts)
Year ended December 31,                     1995           1994
Net sales                               $212,823       $166,724
Income from continuing operations         28,535          1,989
Net income                                28,980          4,945
Income from continuing operations
    per common share                    $   5.38       $    .39
Net income per common share                 5.46            .96


Note 3 - Discontinued Operations

     In the fourth quarter of 1995, the Company sold the land and building of its former Alliance Metal Stamping and Fabricating division and recognized a gain on this disposal of $445,000 (net of applicable income taxes of $229,000). Proceeds from the sale included an interest bearing note receivable of $2,100,000 due five years from the date of sale. The land and building were classified as net assets of discontinued operations at December 31, 1994.

     During 1994, the Company ceased operations at the Alliance Metal Stamping and Fabricating division and sold the machinery and equipment located at this division's facility for $3,550,000. The Company recognized a gain from discontinued operations of $2,956,000 (net of applicable income taxes of $400,000), as the loss for the disposition of this division was lower than the amount previously estimated. Net sales for this discontinued operation were $7,508,000 and $11,559,000 for the years ended December 31, 1994 and 1993, respectively.

     Accrued costs related to discontinued operations at December 31, 1995 are presented in the Consolidated Balance Sheets as follows:
$1,179,000 ($2,007,000 in 1994) in other current liabilities, and $1,500,000 ($1,473,000 in 1994) in other liabilities. These liabilities principally consisted of estimated expenses for environmental matters related to the properties of the Company's former Components Group businesses. Refer to Note 15 - Environmental Matters for further discussion.

Note 4--Inventories

     The components of inventories were as follows:

   (In thousands)                            1995        1994

Raw materials and purchased parts         $ 5,373     $ 1,405
Work in process                            18,889       6,955
Finished products                           5,303       2,884

                                          $29,565     $11,244


   If the valuation of all inventories had been determined on the FIFO accounting method, inventories would have been $24,209,000 and $23,835,000 higher at December 31, 1995 and 1994, respectively.


Note 5--Property, Plant and Equipment

   The components of property, plant and equipment were as follows:

   (In thousands)                             1995        1994

Land                                      $    838    $    840
Buildings and improvements                  48,821      48,300
Machinery and equipment                    112,040      96,582
                                           161,699     145,722
Less accumulated depreciation              100,751      92,118

                                          $ 60,948    $ 53,604

Note 6--Other Current Liabilities

   The components of other current liabilities were as follows:

   (In thousands)                            1995        1994

Advance payments from customers           $ 8,286     $ 2,922
Salaries, wages and related costs           8,109       4,168
Pension and other retiree
  benefit plan contributions                6,673       5,327
Warranty, installation and related costs    5,184       1,426
Costs related to discontinued operations    1,179       2,007
Other current liabilities                   4,537       1,903

                                          $33,968     $17,753


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

   A summary of the components of net periodic pension costs relating to the domestic defined benefit plan is presented below:

  (In thousands)                      1995       1994       1993

   Interest cost on projected
   benefit obligation             $  6,625   $  6,387   $  6,429

   (Positive) negative return
   on plan assets                  (25,171)     2,012     (7,134)

   Net amortization and
   deferral                         19,117     (8,249)       928

   Net periodic pension costs     $    571   $    150   $    223

   The expected long-term rate of return on plan assets used in determining net periodic pension costs was 9.0% for 1995 and 8.25% for 1994 and 1993.

   The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1995 and 1994:

   (In thousands)                               1995       1994
   Actuarial present value of benefit
     obligations:
   Accumulated benefit obligation
     including vested benefits of
     $88,690 in 1995 and
     $74,180 in 1994                         $92,900    $77,900

   Projected benefit obligation              $92,900    $77,900
   Plan assets at market value                90,430     71,912

   Projected benefit obligation
     in excess of plan assets                  2,470      5,988
   Unrecognized prior service cost              (868)      (977)
   Unrecognized net (loss)                    (1,163)    (4,759)
   Adjustment to recognize minimum
     pension liability                         2,031      5,736

   Pension liability recognized
     in the consolidated balance sheet       $ 2,470    $ 5,988


   The discount rates used in determining the projected benefit obligation were 7.0% for December 31, 1995 and 8.75% for December 31, 1994. The nonvested portion of the accumulated benefit obligation primarily represents certain early retirement benefits for individuals not currently eligible. The accumulated benefit obligation is calculated using the 1983 Group Annuity Mortality Table. The increase in the accumulated benefit obligation was primarily attributable to a decrease in the discount rate.

  In accordance with FAS No. 87, "Employers' Accounting for
Pensions," the Company must recognize a pension liability at least equal to the minimum pension liability. The minimum pension liability is the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as either an intangible asset or a reduction of equity. The Company recorded an additional liability of $2,031,000 ($5,736,000 in 1994), an intangible asset of $868,000
($977,000 in 1994) and an equity reduction of $768,000 ($4,759,000 in
1994). The current portion of the pension liability recognized in the Consolidated Balance Sheets was $1,972,000 at December 31, 1995 ($385,000 in 1994). The minimum pension liability adjustment decreased in 1995 primarily due to an increase in the market value of plan assets.

   The plan's assets at December 31, 1995 were primarily invested in a tactical asset allocation fund, cash equivalents and the Company's common stock which had a market value of $12,514,000 and $5,680,000 at December 31, 1995 and 1994, respectively.

   All domestic employees participate in the defined contribution retirement plan. Amounts contributed under this plan are based upon 4% of compensation for eligible employees. The amounts expensed under this plan for continuing operations were $1,490,000 in 1995, $1,267,000 in 1994 and $1,309,000 in 1993.

   The Company also has an unfunded supplemental defined benefit retirement plan to provide certain executives a minimum level of retirement pay, up to a maximum of 55% of final average earnings. In accordance with the provisions of FAS No. 87, the Company recognized pension expense of $272,000, $210,000 and $204,000 in 1995, 1994 and
1993, respectively. At December 31, 1995, the Company recorded a minimum pension liability of $1,779,000 ($1,401,000 in 1994), an intangible asset of $490,000 ($572,000 in 1994), and an equity reduction of $325,000 ($250,000 in 1994).

   The Company has a funded defined benefit pension plan which covers employees at its U.K. subsidiary. The accumulated benefit obligation for this plan calculated under the provisions of FAS No. 87 at December 31, 1995 was $8,615,000 ($7,486,000 in 1994). The discount rate used in determining the accumulated benefit obligation was 8.25% in 1995 (9% in 1994). The fair market value of plan assets at December 31, 1995 totaled $8,522,000 ($6,976,000 in 1994). The
Company had a liability for this plan on its Consolidated Balance Sheets at December 31, 1995 of $326,000 ($419,000 in 1994). The
expense associated with this plan totaled $463,000, $457,000 and $342,000 in 1995, 1994 and 1993, respectively.

   The Company also has unfunded retirement benefit plans for employees at certain other foreign operations, including its Hurth subsidiary. The costs of these foreign benefit plans were $231,000, $177,000 and $198,000 for 1995, 1994 and 1993, respectively. The liabilities included in the Consolidated Balance Sheets for these plans were $3,200,000 and $1,500,000 at December 31, 1995 and 1994,
respectively.


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

   The components of periodic expense for postretirement benefits were as follows:

  (In thousands)                      1995       1994       1993

   Service cost for benefits
   earned during the year         $     87   $    141   $    142

   Interest cost on the
   accumulated postretirement
   benefit obligation                2,563      2,599      2,839

   Net amortization of prior
   (gains)                            (289)        --         --

   Total expense                  $  2,361   $  2,740   $  2,981


   The recorded liabilities for this unfunded postretirement benefit plan were as follows:


(In thousands)                                  1995       1994

Accumulated postretirement benefit obligation:
  Retirees                                   $26,714    $27,262
  Fully eligible active plan participants      2,440      1,865
  Other active plan participants               2,542      1,867
Total accumulated postretirement benefit
  obligation                                  31,696     30,994
Unrecognized net gain                          4,578      5,991
Total liability for postretirement health
  and life insurance benefits                 36,274     36,985
Less current portion                           3,200      3,400
Noncurrent liability for postretirement
  health and life insurance benefits         $33,074    $33,585

   The discount rates used in determining the accumulated postretirement benefit obligation were 7.0% and 8.75% at December 31, 1995 and 1994, respectively. The increase in the total accumulated postretirement benefit obligation was primarily attributable to a decrease in the discount rate.

   The cost of health insurance premiums of this plan are shared between the Company and the retiree. There are no future increases in the Company's share of health insurance premiums.


Note 9--Debt

Long-term debt at December 31, 1995 and 1994 consisted of the following:

  (In thousands)                                1995         1994
Notes payable to banks under revolving
 loan agreements                             $24,709      $ 2,135
Other obligations                                612          535
                                              25,321        2,670
Less current maturities                            6           70

                                             $25,315      $ 2,600


     At December 31, 1995, the Company had unsecured borrowing facilities that provided for borrowings up to a combined $40 million on a revolving loan basis through September 29, 1998. Approximately $11 million of the total was allocated for borrowings outside the U.S. Available borrowings under these facilities were reduced by approximately $10.9 million at December 31, 1995 for bank guarantees and standby letters of credit issued in the normal course of business. These revolving credit facilities provide the Company the option to borrow at rates no higher than the prevailing prime rate (weighted average borrowing rate was 5.77% at December 31, 1995). The agreements contain covenants with respect to maintenance of working capital, interest coverage, the level of indebtedness, tangible net worth and cash flow as a percentage of indebtedness.

   Lines of credit of the consolidated subsidiaries are generally in connection with bank overdraft and note facilities for which there are neither material commitment fees nor compensating balance requirements. Unused short and long-term credit lines with banks, including the revolving credit facilities, totaled approximately $10,640,000 at December 31, 1995. The weighted average borrowing rates under short-term credit facilities were 6.50% and 10.25% at December 31, 1995 and 1994, respectively.

   Scheduled maturities of long-term debt in each of the next five years are $6,000, $30,000, $24,713,000, $4,000 and $4,000 in 1996
through 2000, respectively.

   Interest expense for each of the three years in the period ended December 31, 1995 was $950,000, $415,000 and $525,000, respectively.


Note 10--Income Taxes

     For financial reporting purposes, income (loss) from continuing operations before income taxes included the following:

(In thousands)                 1995        1994           1993

United States              $ 12,144     $   815        $(7,206)
Foreign                       8,836       4,342          3,216

Total                      $ 20,980     $ 5,157        $(3,990)


Provisions (benefits) for income taxes included the following:

(In thousands)                 1995         1994          1993

Current:
 Continuing operations:
   Federal                 $  1,781      $ 1,000       $(2,247)
   State                        600          148            44
   Foreign                    3,053        1,103           987
                              5,434        2,251        (1,216)

 Discontinued operations        229          400             -

Total current              $  5,663      $ 2,651       $(1,216)

Deferred:
 Continuing operations:
   Federal                 $(13,038)     $(1,447)      $     -
   State                     (2,311)           -             -
   Foreign                      513           21            99

Total deferred             $(14,836)     $(1,426)      $    99

  The differences between the provision (benefit) for income taxes attributable to continuing operations at the United States federal statutory income tax rate and the tax provision (benefit) were as follows:

(In thousands)                                1995        1994      1993

U.S. federal statutory rate                    34%         34%       34%

Taxes at statutory rate                   $  7,133     $ 1,753   $(1,357)
Provision (benefit) resulting from:
  Change in valuation allowance            (15,400)       (880)       71
  Effect of consolidating foreign
    subsidiaries                              (695)       (352)       (7)
  Foreign Sales Corporation                   (304)         -       (207)
  Other                                       (136)        304       383
Tax provision (benefit)                   $ (9,402)    $   825   $(1,117)


  Deferred tax assets and liabilities were comprised of the following:

(In thousands)                           1995           1994

Deferred tax assets:
  Accrued retiree and other
     employee benefits                $15,497        $18,195
  Foreign tax loss carryforwards        2,000          2,200
  Federal and state tax credits        10,701         13,500
  Discontinued operations               1,000          1,287
  Other                                 4,441          3,872

  Total deferred tax assets            33,639         39,054

Less valuation allowance                7,000         28,697

Deferred tax asset                     26,639         10,357

Deferred tax liabilities:
  Depreciation                          7,526          7,463
  Other                                   912             93

Total deferred tax liabilities          8,438          7,556

Net deferred tax asset                $18,201        $ 2,801

  In the fourth quarter of 1995 the Company determined it was more likely than not that there would be sufficient future domestic taxable income to recognize deferred temporary differences which had previously been offset by a valuation allowance. This conclusion was based on recent operating income, the favorable outlook for the future and available tax planning strategies. A valuation allowance of $7,000,000 is still required for domestic tax credits expiring before they are utilized and a German loss carryover that cannot be recognized due to a history of recent losses. Accordingly, the Company reduced the valuation allowance and increased the net deferred tax asset to $18,201,000. Management believes that sufficient income will be earned in the future to fully realize the net deferred tax asset.

  The net deferred tax asset of $18,201,000 at December 31, 1995
($2,801,000 in 1994) is presented in the Consolidated Balance Sheets as follows: $4,113,000 ($1,322,000 in 1994) in current assets; $14,755,000
($2,032,000 in 1994) in non-current assets and $667,000 ($553,000 in
1994) in other liabilities.

  Foreign loss carryforwards totaling $4.4 million, which may be carried forward indefinitely, are available to reduce future taxable income. Domestic tax credits of $10.7 million are also available to reduce future federal and state income taxes and expire at various dates through 2001, with the exception of the federal alternative minimum tax credits which can be carried forward indefinitely.

   Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $13.3 million at December 31, 1995. Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.


Note 11--Stock Plan

   The Company's 1992 Stock Plan, which became effective May 5, 1992, is a successor to the Company's 1981 Stock Plan. No additional grants of options could be made under the 1981 Stock Plan after December 16, 1991.

   Under the Company's 1992 Stock Plan, 500,000 common shares have been reserved for granting of options, stock appreciation rights (SARs) and restricted stock to key employees. Options are granted at prices equal to 100% of the market value of the common stock at the date of grant and may be exercisable beginning six months and ending ten years from the date of grant. The Executive Compensation Committee of the Company's Board of Directors at its discretion may at the time of grant of an option provide further limitations on periods during which options may be exercised. SARs allow the optionee to surrender the option and receive a number of shares of common stock, cash, or cash and shares of common stock, as the Executive Compensation Committee determines, with an aggregate value equal to the amount by which the fair market value of the shares covered by the surrendered option exceeds the option price. Increases in the value of SARs resulting from changes in the market value of common stock will be charged to expense as they occur. Options automatically carry with them conditional SARs which are exercisable in the event of a tender offer meeting certain specified conditions. No SARs have been granted under the Plan.

   Under the Plan an option, which is exercisable beginning six months from the date of grant, to purchase 1,000 shares at the market value per share on the date of grant, is granted each year to each director of the Company who is not, and has not been an employee of the Company since the beginning of the preceding year.

   Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period is also charged to expense. Grants of 400 shares of restricted stock were made during 1995 and restrictions lapsed on 2,000 shares of restricted stock during 1995.
At December 31, 1995, 400 restricted shares were outstanding.

   The following is a summary of option transactions under both Plans:

                                      Shares            Price Range
Outstanding December 31, 1992         214,203        $12.50  -  $19.37
   Granted                             56,000        $14.44  -  $14.63
   Forfeited                          (10,000)       $15.81
Outstanding December 31, 1993         260,203        $12.50  -  $19.37
   Granted                             70,000        $11.31  -  $15.12
   Forfeited                          (16,000)       $13.12  -  $18.62
Outstanding December 31, 1994         314,203        $11.31  -  $19.37
   Granted                             40,500        $21.18  -  $34.81
   Forfeited                          (10,000)       $13.62
   Exercised                          (27,454)       $12.50  -  $15.87
Outstanding December 31, 1995         317,249        $11.31  -  $34.81


Exercisable at December 31:
   1995                               283,749        $11.31  -  $21.18
   1994                               249,203        $11.31  -  $19.37
   1993                               209,203        $12.50  -  $19.37

Available for additional grants
 at December 31:
   1995                               283,600
   1994                               324,500
   1993                               392,500
   1992                               451,500



Note 12--Preferred Stock Purchase Rights

   Pursuant to the Company's Shareholder Rights Plan, each outstanding share of the Company's common stock carries one Preferred Stock purchase right. Each right, when exercisable, entitles the holder to purchase from the Company for $45, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding common stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer consummation of which would result in a person or group owning 15% or more of the Company's outstanding common stock, whichever occurs first. If any person or group becomes the beneficial owner of 15% of the outstanding common stock, other than pursuant to a Permitted Offer, as defined in the Plan, holders, other than an Acquiring Person as defined in the Plan, will have the right to purchase from the Company common stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $45, or the Board may elect to issue without any payment common stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes beneficial owner of 15% or more of the Company's outstanding common stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, holders of Rights, other than an Acquiring Person, will have the right to receive, upon exercise common shares of the acquiring company (including the Company if it is the surviving company) having a value two times the exercise price ($45) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.01 per Right.


Note 13--Supplemental Cash Flow Information

   Cash payments (net refunds) for income taxes were $4,378,000, ($1,188,000) and $79,000 for 1995, 1994 and 1993, respectively. Interest payments were $837,000, $444,000 and $466,000 in 1995, 1994 and 1993, respectively.

   Non-cash investing activities in 1995 included notes receivable of $2,100,000 from the sale of the land and building of Alliance Metal Stamping and Fabricating. Refer to Note 3 - Discontinued Operations.


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

   The Company's major foreign operations are located in Western Europe. Information about the Company's operations in the United States and Western Europe for 1995, 1994 and 1993 are summarized as follows:

(In thousands)                         1995        1994        1993

Net sales to unaffiliated customers
  United States                    $146,344    $113,304    $ 81,479
  Western Europe                     50,702      15,158      22,391
                                   $197,046    $128,462    $103,870

Interarea sales and transfers
  United States                    $    468    $    431    $    913
  Western Europe                      7,774       6,844       6,920
                                   $  8,242    $  7,275    $  7,833

Total sales
  United States                    $146,812    $113,735    $ 82,392
  Western Europe                     58,476      22,002      29,311
                                    205,288     135,737     111,703
Less interarea sales                  8,242       7,275       7,833
                                   $197,046    $128,462    $103,870

_______________________________________________________________________

Operating income (loss)
  United States                    $ 14,296    $  3,250    $ (4,528)
  Western Europe                      9,622       4,011       2,100
                                     23,918       7,261      (2,428)
Less:
  Interest (income) expense -- net      527          11        (152)
  Corporate and other non-allocable
    expenses                          2,411       2,093       1,714

Income (loss) from continuing
  operations before income taxes   $ 20,980    $  5,157    $ (3,990)
_______________________________________________________________________
Identifiable assets
  United States                    $137,683    $103,871    $100,835
  Western Europe                     49,578      13,416      11,852
                                    187,261     117,287     112,687

Corporate assets                      9,937       3,199       4,194
Assets of discontinued operations        --       1,530       4,968

Total assets                       $197,198    $122,016    $121,849

   Interarea sales and transfers are generally accounted for at prices to yield normal returns to the selling company in relation to the costs of production. Identifiable assets represent assets directly identified with each geographic region. Corporate assets consist primarily of cash and equivalents.


   United States continuing operations for 1995, 1994 and 1993 included export sales (exclusive of intercompany sales) to the following geographic areas:

(In thousands)               1995         1994        1993

Europe / Africa           $37,536      $27,938     $23,659
Asia / Pacific             29,197       19,114       8,645
Americas                   10,829        5,660       6,203
                          $77,562      $52,712     $38,507

For the years presented, no single customer accounted for 10% or more of consolidated sales.


Note 15-Environmental Matters

   Environmental expenditures that relate to continuing operations are expensed or capitalized in accordance with generally accepted accounting principles. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

   The Company has made provisions for environmental matters at certain discontinued operations for which the Company retains responsibility. These provisions were recorded in discontinued operations in 1991 and are believed to be adequate based upon information known at this time.

   The Company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative proceedings involving different sites under these laws, as a participant in a group of potentially responsible parties. These proceedings are at various stages, and it is impossible to estimate with any certainty the ultimate cost, timing and extent of remedial actions which may be required by governmental authorities, or the amount of the liability, if any, of the Company alone or in relation to that of the other responsible parties. Based on the facts presently known, the Company does not believe that the outcome of any of these proceedings will have a material adverse effect on its results of operations or financial position.

Note 16 -- Concentrations of Risk

   The Company's major customers are predominantly in the automotive and truck industries. Other markets utilizing the Company's products include aerospace, manufacturers of power tools, marine, farm and construction equipment. The Company's markets are worldwide. In 1995, approximately 65 percent of total sales were to customers outside of the U.S. This geographical sales distribution offsets, to a degree, the cyclical fluctuations of regional economies. As such, the Company is not significantly at risk to the economic cycle of a single region.


Note 17--Commitments and Contingencies

   The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from such actions will not have a material impact on the Company's future results of operations or financial position.

   The Company was contingently liable under standby letters of credit issued in the normal course of business for $12.7 million at December 31, 1995.


Note 18--Fair Values of Financial Instruments

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

   Foreign currency exchange contracts: The Company enters into foreign currency forward contracts to hedge transactions involving foreign currencies primarily for firm commitments to buy or sell goods. The aggregate contract value of agreements to sell foreign currencies in exchange for U.S. dollars was $12.5 million and $6.8 million at December 31, 1995 and 1994, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was $1.3 million and $5.4 million at December 31, 1995 and 1994, respectively. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts at December 31, 1995 and 1994, were not material.

Report of Independent Auditors

Stockholders and Board of Directors
of Gleason Corporation

We have audited the accompanying consolidated balance sheets of Gleason Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statments based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gleason Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Syracuse, New York
January 25, 1996                        Ernst & Young LLP

Quarterly Information (Unaudited)

Selected quarterly information for the years 1995 and 1994 are shown below:

Dollars in thousands,                                           1995
  except per share amounts       First    Second     Third    Fourth

Net sales                      $31,901   $40,604   $54,550   $69,991
Cost of products sold           21,394    28,429    38,472    49,166
Income from continuing
  operations                     2,913     3,643     3,772    20,054
Net income                       2,913     3,643     3,772    20,499

Primary earnings per common share:
  Income from continuing
    operations                     .56       .70       .73      3.75
  Net income                       .56       .70       .73      3.83

Fully diluted earnings per common
  share:
  Income from continuing
    operations                     .56       .70       .73      3.75
  Net income                       .56       .70       .73      3.83

Cash dividends declared per
  common share                    .125      .125      .125      .125

Stock prices
   High                         19        25 1/2    37 1/4    35 7/8
   Low                          14 5/8    17 3/4    22        27 3/8

Dollars in thousands,                                           1994
  except per share amounts       First    Second     Third    Fourth

Net sales                      $23,699   $27,608   $26,392   $50,763
Cost of products sold           17,801    20,222    18,105    38,807
Income from continuing
  operations                        65       603     1,032     2,632
Net income                          65     2,043     1,032     4,148

Primary earnings per common share:
  Income from continuing
    operations                     .01       .12       .20       .51
  Net income                       .01       .40       .20       .80

Fully diluted earnings per common
  share:
  Income from continuing
    operations                     .01       .12       .20       .51
  Net income                       .01       .40       .20       .80

Cash dividends declared per
  common share                     .10       .10       .10       .10

Stock prices
   High                         15 1/4    13 1/4    16 1/2    15 7/8
   Low                          12 1/2    11        10 7/8    14



Notes: Income from continuing operations for the 1995 fourth quarter included a $13.7 million, or $2.59 per share, positive adjustment to record deferred tax assets not previously recognized. Net income in 1995 included a gain on the disposal of discontinued operations of $445,000 or $.08 per share, in the fourth quarter. Net income in 1994 included a gain on the disposal of discontinued operations of $1,440,000, or $.28 per share, in the second quarter and $1,516,000, or $.29 per share, in the fourth quarter.



The Company's Common Stock (symbol GLE) is traded on the New York Stock Exchange. The high and low sales price in each quarter of 1995 and 1994 are shown above. As of December 31, 1995 there were 3,288 holders of record of the Company's Common Stock.