Form 10-K, Exhibit 13
period 1996-12-31
GLEASON CORP /DE/
filed 1997-03-27
CIK 743239


Five Year Review
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands,
except per share amounts                          1996        1995         1994        1993        1992

Summary of Operations
Net sales                                     $248,089    $197,046     $128,462    $103,870    $147,274
Income (loss) from continuing operations        19,660      30,382<Fa>    4,332      (2,873)    (23,764)<Fb>
Gain on disposal of discontinued operations         --         445        2,956          --          --
Cumulative effect of change in accounting
   for postretirement benefits other than
   pensions                                         --          --           --          --     (37,472)<Fc>
Net income (loss)                               19,660      30,827        7,288      (2,873)    (61,236)

Primary earnings (loss) per common share:
   Continuing operations                          3.68        5.74<Fa>      .84        (.56)      (4.35)<Fb>
   Disposal of discontinued operations              --         .08          .57          --          --
   Cumulative effect of change in accounting
      for postretirement benefits other than
      pensions                                      --          --           --          --       (6.86)<Fc>
   Net income (loss)                              3.68        5.82         1.41        (.56)     (11.21)

Cash dividends declared per common share           .50         .50          .40         .40         .40


Financial Position at Year-End
Cash and equivalents                             7,199       9,926        3,173       4,155       7,105
Net property, plant and equipment               61,391      60,948       53,604      60,286      67,479
Total assets                                   190,674     197,198      122,016     121,849     140,089
Long-term debt                                   4,506      25,315        2,600      14,575       6,172
Total debt                                       4,841      26,810        3,283      15,115       7,388
Stockholders' equity                            84,864      73,291       42,199      35,009      41,458

Other Data
Capital expenditures                            10,281       8,309        3,527       5,587      24,526
Depreciation and amortization                   10,707       9,992        9,293       9,221       9,641
New orders                                     246,352     226,107      156,962      94,970     108,274
Backlog                                        122,800     124,500       54,700      26,200      35,100
Number of employees (continuing operations)      1,543       1,455        1,079       1,049       1,420


Notes:
<Fa> Income from continuing operations for 1995 included positive adjustments to record deferred tax assets not previously recognized. Income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $2.43 per share.

<Fb> (Loss) from continuing operations for 1992 included restructuring costs of $26.0 million, or $4.76 per share, and environmental costs of $2.9 million, or $.52 per share.

<Fc> No tax benefit was recorded on the cumulative effect of accounting change in 1992.


Management's Discussion and Analysis
of Results of Operations and Financial Condition

     About the Company

     The Company operates within one business segment. The principal activity is the design, manufacture and sale of machinery and equipment for the production of bevel and cylindrical gears. The Company manufactures a complete line of machines and tooling for bevel gears. Bevel gears transmit power at an angle, such as from the drive shaft to the rear-driven axle of a vehicle. The Company also manufactures machines and tooling for producing cylindrical gears. Cylindrical gears transmit power in a parallel path and have a variety of applications, including transmissions of vehicles. On
July 1, 1995, the Company acquired the technology and certain assets of Hurth Maschinen und Werkzeuge GmbH ("Hurth") in Munich, Germany adding complemen-tary product lines which strengthen its position in the cylindrical gear equipment market.

     The Company's major customers are in the automotive and truck industries, which normally account for three-fourths of its total sales each year. Other industries served include aerospace, construction, farm and marine.

     The Company's markets are worldwide; historically two-thirds of total sales each year have been to customers located outside of the United States. In 1996, over 73 percent of total sales were to customers outside the U.S., compared to 65 percent in 1995. Because of the Company's dependence on these global markets, economic conditions and trends in the world's major industrial markets can significantly influence overall sales and operating results.


Results of Operations

     1996 Compared to 1995

     Earnings

     Operating income (earnings before interest and taxes) increased 45 percent in 1996 to $31.3 million, or 12.6 percent of sales, compared to $21.5 million, or 10.9 percent of sales, in 1995. This improvement in operating income was primarily attributable to benefits from higher operating volumes, improved margins and incremental earnings from the Hurth operation.

     Net income for 1996 was $19.7 million, or $3.68 per share, compared to $30.8 million, or $5.82 per share, in 1995. Net income for 1995 was increased by significant tax benefits related to the recognition of deferred tax assets associated with charges recorded in prior years. Management estimates that net income for 1995 using normalized tax rates would have been approximately $13.3 million, or $2.51 per share. Net income for 1995 also included a gain on the disposal of discontinued operations of $0.4 million, or $.08 per share.


     Orders and Backlog

     Order levels in 1996 were $246.4 million, an increase of 9 percent from 1995. New orders, excluding the Company's Gleason-Hurth subsidiary which was acquired in mid-1995, increased 5 percent compared to 1995. Order volumes were higher primarily due to a 25 percent increase in orders for bevel gear production machinery, partially offset by lower incoming orders for cylind-rical gear production equipment and tooling products. Bevel gear machinery orders increased with the continued strong demand for rear-wheel and all-wheel drive vehicles, which use bevel gears, and the advantages for these vehicle producers to replace their older installed base of bevel gear production equipment with the Company's newer PHOENIX line of products.
Order levels for cylindrical gear machinery were lower than in 1995 primarily due to a reduction in orders from Europe. Orders in 1995 included multiple machine orders from European vehicle producers related to transmission production expansion programs. The order rate for cylindrical gear produc-tion machines increased during 1996, with orders in the second half more than double the first half level. Tooling orders, excluding Hurth, were down 7 percent in 1996 due to lower orders for bevel gear cutting tools.

     Backlog was $122.8 million at December 31, 1996 compared to $124.5 million at December 31, 1995. Bevel gear production machinery accounted for about 60 percent of total machine backlog at December 31, 1996 compared to 42 percent at 1995 year-end.


     Net Sales

     Net sales were $248.1 million in 1996, a 26 percent increase from 1995. Sales, excluding Hurth, increased 8 percent compared to the prior year. This increase in sales was primarily a result of higher shipments of gear produc-tion machines.

     Machine product sales, excluding Hurth machines, increased 15 percent compared to 1995. Higher shipments of bevel gear machinery more than offset lower shipments of cylindrical gear production machines. Bevel gear produc-tion machine sales were higher largely due to increased sales to the Asian market. The majority of this increase was attributable to capital spending programs associated with new or expanding capacity requirements for vehicle producers in that region. The reduction in cylindrical gear production machine sales, excluding Hurth, was primarily due to lower shipments of the Company's G-TECH (Registered Trademark) gear hobbing machines. Sales of these products were negatively impacted by the introduction, in 1996, of a new PHOENIX medium sized gear hobbing machine, for which shipments began in early 1997. Shipments of the Company's PHOENIX cylindrical gear cutting machines increased 13 percent in 1996 compared to 1995.

     Sales of the Company's tooling products, excluding Hurth, were comparable to those in 1995. Workholding equipment sales, which increased 10 percent, were offset by a decrease in shipments of bevel gear cutting tools to customers in the U.S. Sales of other products including spare parts, field service and software were down slightly from 1995.

     Costs and Expenses

     Cost of goods sold as a percentage of sales was 67.7 percent compared to
69.8 percent in 1995. The lower cost of sales percentage for 1996 was primarily due to increased margins across all major machine product lines and a more favorable sales mix of higher margin machine products including bevel gear and Hurth gear shaving machines. Margins on machine products, in general, were positively impacted by the higher production volumes which increased the coverage of fixed operating costs. This was partially offset by a higher percentage of machines in the overall sales mix. Generally, machine products have lower margins than tooling or other products.

     Selling, general and administrative expenses were $42.6 million, or
17.2 percent of sales, compared to $33.8 million, or 17.1 percent of sales, in 1995. Spending as a percentage of sales was basically flat year over year, however commission expense as a percentage of sales increased compared to 1995. Commissions paid to dealers increased due to higher shipments into the Asia-Pacific and South American regions where the Company is represented by independent machine dealers.

     Research and development spending in 1996 was $7.2 million, or 2.9 percent of sales, compared to $5.6 million, or 2.9 percent of sales, in 1995. Development spending in 1996 exceeded 1995 levels because of increased spending for new product development for both bevel and cylindrical gear production equipment and manufacturing technology initiatives for the Company's tooling operations.

     Other income decreased to $1.0 million in 1996 from $1.3 million in 1995 primarily due to lower outside commission income.

     Income Taxes

     In 1996, the Company recorded a tax provision of $11.1 million on pre-tax income of $30.7 million, or an effective rate of 36 percent. In 1995, the Company recorded a net tax benefit of $9.4 million for continuing operations on pre-tax income of $21.0 million. 1995 income taxes were lowered by significant deferred tax benefits resulting from a reduction in the valuation allowance recorded for deferred tax assets. This reduction in the valuation allowance resulted in an increase in the net deferred tax asset recorded on the Company's Consolidated Balance Sheet at December 31, 1995 to $18.2 million from $2.8 million at December 31, 1994. The Company had previously been limited, under the provisions of FASB Statement No. 109, in the amount of the deferred tax asset it had been able to record.

     Outlook

     The Company's prospects for further growth in 1997 remain positive. While sales of cylindrical gear equipment are not forecasted to increase from 1996, shipments of bevel gear machinery, which serve the popular light truck and sport utility vehicle markets, should increase from 1996 given the higher starting backlog for these products. In the second quarter of 1996, the Company received two large orders totaling $24 million for bevel gear production equipment from U.S. vehicle and axle manufacturers. These orders provide a good example of the large market potential for replacement of the older installed base of bevel gear production equipment with the Company's more advanced line of PHOENIX products. These orders are expected to ship in 1997.

     These forward-looking statements are subject to a number of factors that could cause actual results to differ materially from those expected. These risk factors include, but are not limited to, failure to receive customer orders to support the sales projections, possible delays in the development of new products that are planned for shipment in 1997, and economic conditions in the major industrial markets which the Company serves.

1995 Compared to 1994

     Earnings

     Operating income (earnings before interest and taxes) in 1995 improved to $21.5 million, or 10.9 percent of sales, from $5.2 million, or 4.0 percent of sales, in 1994. The improvement in operating income from 1994 resulted from higher sales, improved margins and incremental earnings from the Hurth operation.

     The Company had income from continuing operations of $30.4 million, or $5.74 per share, in 1995, compared to $4.3 million, or $.84 per share, in 1994. Income from continuing operations for 1995 was increased by positive adjustments related to the recognition of deferred tax assets associated with charges recorded in prior years. Management estimates that income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $2.43 per share. Net income for the year was $30.8 million, or $5.82 per share, including an after-tax gain from discontinued operations of $0.4 million, or $.08 per share. Net income for 1994 was $7.3 million, or $1.41 per share, which included an after-tax gain from discontinued operations of $3.0 million, or $.57 per share.


     Orders and Backlog

     Order levels in 1995 increased 44 percent over 1994 to $226.1 million. Orders for the Hurth operation totaled $41.2 million for the six-month period from the acquisition to December 31, 1995. New orders, excluding Hurth, increased 18 percent compared to 1994. This increase primarily resulted from higher order levels for PHOENIX bevel gear machinery and bevel gear cutting tools. The higher order rate was attributable to improved demand from the Company's overseas markets.

     Backlog was $124.5 million at December 31, 1995, compared to $54.7 million at December 31, 1994. This increase in backlog of $69.8 million included $49.3 million for the Hurth operation. The remaining increase of $20.5 million in backlog was principally for bevel gear machinery.

     Net Sales

     Net sales were $197.0 million in 1995, a 53 percent increase from 1994. Sales for the Hurth operation totaled $32.8 million, accounting for approximately 48 percent of the total increase. The remaining increase in sales of $35.8 million, represented a 28 percent improvement from 1994 shipment levels. Sales of all product lines increased compared to 1994 with higher machine sales accounting for the largest portion of the improvement.

     Machine product sales, excluding Hurth machines, increased $26.8 million compared to 1994. This increase was divided relatively equally between bevel and cylindrical gear machinery. Higher shipments of the Company's PHOENIX gear hobbing machines accounted for the majority of the increase in cylind-rical gear machine sales. Shipments to customers in the United States accounted for approximately 60 percent of the 1995 full year total cylindri-cal gear machine sales and the largest portion of the year over year increase. Bevel gear machine sales were higher largely due to increased sales to the Asian market, primarily China and India.

     Sales of the Company's tooling products also showed strong improvement. Tooling sales were $8.1 million higher, excluding the Hurth operation, with the greatest increase coming from overseas markets which accounted for approximately 70 percent of the increase.

     Costs and Expenses

     Cost of goods sold as a percentage of sales was 69.8 percent compared to 73.9 percent in 1994. The lower percentage was primarily attributable to improved margins on machine products. Margin improvement on these products resulted from lower direct product costs on most machine product lines and the effect of higher production volumes, which increased capacity utilization and coverage of fixed operating costs. Margins on tooling products also increased compared to 1994. The Hurth operation contributed favorably to the overall gross margin percentage from its acquisition through December
31, 1995.

     Selling, general and administrative expenses were $33.8 million, or
17.1 percent of sales, compared to $24.5 million, or 19.1 percent of sales, in 1994. Spending decreased as a percentage of sales due to the higher sales volumes. Total spending increased in 1995 with the inclusion of the Hurth operation in the second half of 1995 and increased variable selling expenses, including warranty and commissions. Variable selling expenses as a percentage of sales were similar to 1994.

     Research and development spending in 1995 was $5.6 million, or 2.9 percent of sales, compared to $4.7 million, or 3.7 percent of sales, in 1994. Major development programs in 1995 included a new CNC gear testing machine, shipments of which began in the 1995 fourth quarter. In addition, spending for development programs associated with new product design and manufacturing technology initiatives for the Company's tooling operations increased in 1995 compared to 1994.

     Income Taxes

     In 1995, the Company recorded a net tax benefit of $9.4 million for continuing operations on pre-tax income of $21.0 million. In 1994, the Company recorded a tax provision of $0.8 million for continuing operations on
pre-tax income of $5.2 million.   The 1995 tax benefit included a net deferred
benefit of $14.8 million primarily resulting from a reduction in the valuation allowance recorded for deferred tax assets. This reduction in the valuation allowance resulted in an increase in the net deferred tax asset recorded on the Company's Consolidated Balance Sheet at December 31, 1995 to $18.2 million from $2.8 million at December 31, 1994. Under the provisions of FASB Statement No. 109, the Company had been limited, primarily due to its prior domestic operating losses, in the amount of the deferred tax asset it had been able to record. Significant improvements in domestic operating perfor-mance and available tax planning strategies provided the necessary positive evidence that it was more likely than not that future income would be sufficient to fully realize the deferred tax asset recorded at December 31, 1995. A valuation allowance for deferred tax assets of $7.0 million remained at December 31, 1995 for certain tax credits and net foreign operating loss carryforwards for which realization could not be anticipated at that time.


Liquidity and Capital Resources

     Borrowings under the Company's revolving credit facilities decreased to $3.9 million at December 31, 1996 from $24.7 million at 1995 year-end. Available unused short and long-term credit lines with banks, including revolving credit facilities, totaled approximately $35 million at December
31, 1996. Cash and equivalents decreased to $7.2 million at December 31, 1996 from $9.9 million at December 31, 1995.

     Operating activities provided $37.6 million of net cash in 1996, compared to $4.7 million in 1995. Operating cash flows were higher in 1996 primarily due to higher operating earnings and significantly lower increases in working capital, primarily accounts receivable and inventories.

     Investing activities used $10.0 million of net cash in 1996 compared to $18.6 million of net cash used in 1995. The purchase of Hurth accounted for $10.6 million of the cash used in investing activities in 1995. Capital expenditures in 1996 increased to $10.3 million, compared to $8.3 million in 1995 and $3.5 million in 1994. This increase in capital spending included the purchase of equipment for the Company's tooling operations associated with the modernization program underway. Capital expenditures for 1997 are expected to exceed depreciation expense with the majority of this spending planned for further investments to upgrade existing production capabilities.

     In July 1996, the Company's Board of Directors authorized the repurchase of up to 10 percent of the Company's currently outstanding common stock in open market or privately negotiated transactions. In 1996, the Company used $6.2 million in cash to repurchase shares.

     In the third quarter of 1996, the Company announced its intention to acquire the operations of The Hermann Pfauter Group for cash, with an option for the seller to receive up to 25 percent of the consideration in shares of the Company's Common Stock. Pfauter is a leading manufacturer of cylindrical gear production equipment headquartered in Ludwigsburg, Germany with major operating locations in Germany, the United States and Italy. As of March 7, 1997, the Company had not entered into a definitive agreement for the acquisition.

     The Company is in the process of restructuring its credit facilities to finance the acquisition of Pfauter and its other investment and working capital requirements. Management expects these credit facilities to be in place at the time of closing on the acquisition.

Dividends

     In January 1995, the Board of Directors approved a 25 percent increase in the Company's quarterly dividend from $.10 per share to $.125 per share. Total dividend payments were $2,585,000 for 1996 and 1995 and $2,065,000 for 1994.


Consolidated Statements of Operations
GLEASON CORPORATION AND SUBSIDIARIES

__________________________________________________________________________
Dollars in thousands, except per share amounts
            Year Ended December 31             1996       1995       1994

Net sales                                  $248,089   $197,046   $128,462
Costs and expenses
  Cost of products sold                     167,958    137,461     94,935
  Selling, general and
    administrative expenses                  42,614     33,789     24,539
  Research and development expenses           7,243      5,617      4,729
  Interest expense--net                         513        527         11
  Other (income)--net                          (982)    (1,328)      (909)

                                            217,346    176,066    123,305

Income from continuing operations
  before income taxes                        30,743     20,980      5,157

Provision (benefit) for income taxes         11,083     (9,402)       825


Income from continuing operations            19,660     30,382      4,332

Gain on disposal of discontinued
  operations                                     --        445      2,956

Net income                                 $ 19,660   $ 30,827   $  7,288

Primary earnings per common share:
  Income from continuing operations        $   3.68   $   5.74   $    .84
  Gain on disposal of discontinued
    operations                                   --        .08        .57
  Net income                               $   3.68   $   5.82   $   1.41

Fully diluted earnings per common share:
  Income from continuing operations        $   3.68   $   5.69   $    .84
  Gain on disposal of discontinued
    operations                                   --        .08        .57
  Net income                               $   3.68   $   5.77   $   1.41

Weighted average number of common shares
  outstanding:
  Primary                                 5,340,822  5,300,117  5,162,877
  Fully diluted                           5,340,822  5,339,871  5,162,877


Cash dividends declared per common share   $    .50   $    .50   $    .40

See Notes to Consolidated Financial Statements.



Consolidated Balance Sheets
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands
                    December 31                           1996        1995

Assets
Current assets
   Cash and equivalents                               $  7,199    $  9,926
   Trade accounts receivable                            65,583      65,288
   Inventories                                          27,986      29,565
   Deferred tax asset                                    6,894       4,113
   Other current assets                                  4,038       5,468

Total current assets                                   111,700     114,360

Property, plant and equipment - net                     61,391      60,948
Deferred tax asset                                      10,013      14,755
Other assets                                             7,570       7,135

Total assets                                          $190,674    $197,198

Liabilities and Stockholders' Equity
Current liabilities
   Short-term borrowings                              $    329    $  1,489
   Current portion of long-term debt                         6           6
   Trade accounts payable                               16,972      16,153
   Income taxes                                         10,224       2,335
   Other current liabilities                            30,335      33,968
Total current liabilities                               57,866      53,951

Long-term debt                                           4,506      25,315
Pension plans and other retiree benefits                38,220      38,876
Other liabilities                                        5,218       5,765

Total liabilities                                      105,810     123,907

Stockholders' equity
   Preferred Stock, par value $1 per share;
     authorized 500,000 shares; issued:  none
   Common Stock, par value $1 per share;
     authorized 20,000,000 shares; issued:
     5,797,070 shares in 1996 and 5,796,446
     shares in 1995                                      5,797       5,796
   Additional paid-in capital                           11,528      11,749
   Retained earnings                                    86,187      69,112
   Cumulative foreign currency translation
     adjustment                                         (2,149)     (2,156)
   Minimum pension liability adjustment                   (461)     (1,093)
                                                       100,902      83,408
   Less treasury stock of 801,797 shares
     in 1996 and 614,591 shares in 1995, at cost        16,038      10,117

Total stockholders' equity                              84,864      73,291

Total liabilities and stockholders' equity            $190,674    $197,198

See Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands
               Year Ended December 31            1996       1995       1994
Cash flows from operating activities:
  Net income                                 $ 19,660   $ 30,827   $  7,288
  Adjustments to reconcile net income
    to net cash from operating activities:
      Depreciation and amortization            10,707      9,992      9,293
      (Gain) loss on disposals of property,
         plant and equipment                      113        (23)       (36)
      Provision (benefit) for deferred
         income taxes                           2,286    (14,836)    (1,426)
      Changes in operating assets and
         liabilities:
         (Increase) in accounts receivable       (954)   (23,134)   (13,774)
         (Increase) decrease in inventories       374    (10,170)     3,288
         (Increase) decrease in other
            current assets                      1,321     (2,979)       901
         Increase in accounts payable             786      5,821      3,355
         Increase in all other current
            operating liabilities               4,318      8,114      3,261
         Other, net                            (1,037)     1,102     (1,366)
 Net cash provided by operating activities     37,574      4,714     10,784

Cash flows from investing activities:
   Capital expenditures                       (10,281)    (8,309)    (3,527)
   Investment in unconsolidated affiliate          --         --     (1,489)
   Investment in subsidiary                        --    (10,582)        --
   Proceeds from sales of businesses and
     asset disposals                              206        100      3,787
   Proceeds from collection of notes
     receivable                                    54        199      3,281
   Net cash provided by (used in)
     investing activities                     (10,021)   (18,592)     2,052

Cash flows from financing activities:
   Net proceeds from (repayments of)
     short-term borrowings                     (1,185)       876        183
   Net proceeds (repayments) under
     revolving credit agreements              (20,646)    22,490    (12,148)
   Proceeds from long-term debt                   130        145         83
   Repayment of long-term debt                   (131)       (68)      (139)
   Dividends paid                              (2,585)    (2,585)    (2,065)
   Purchase of treasury stock                  (6,219)       (59)        (7)
   Net stock issued                                78        232         --
   Net cash provided by (used in) financing
     activities                               (30,558)    21,031    (14,093)

Effect of exchange rate changes on cash
   and equivalents                                278       (400)       275
Increase (decrease) in cash and equivalents    (2,727)     6,753       (982)
Cash and equivalents, beginning of year         9,926      3,173      4,155
Cash and equivalents, end of year            $  7,199   $  9,926   $  3,173

See Notes to Consolidated Financial Statements.



Consolidated Statements of Stockholders' Equity
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands                        Years Ended December 31, 1996, 1995 and 1994

                                                                   Cumulative
                                                                      Foreign      Minimum                 Total
                                         Additional                  Currency      Pension                Stock-
                                  Common    Paid-in    Retained   Translation    Liability   Treasury   holders'
                                   Stock    Capital    Earnings    Adjustment   Adjustment      Stock     Equity

Balance at December 31, 1993      $5,796    $11,909     $35,647      $(1,315)     $(6,585)  $(10,443)    $35,009
Net income                                                7,288                                            7,288
Dividends declared                                       (2,065)                                          (2,065)
Foreign currency translation
  adjustments                                                            398                                 398
Change in minimum pension
  liability adjustment                                                              1,576                  1,576
Purchase of treasury stock                                                                        (7)         (7)
_________________________________________________________________________________________________________________
Balance at December 31, 1994       5,796     11,909      40,870         (917)      (5,009)   (10,450)     42,199
Net income                                               30,827                                           30,827
Dividends declared                                       (2,585)                                          (2,585)
Shares issued under Stock Plans                (147)                                             320         173
Foreign currency translation
  adjustments                                                         (1,239)                             (1,239)
Change in minimum pension
  liability adjustment                                                              3,916                  3,916
Purchase of treasury stock                                                                       (59)        (59)
Other shares issued to employees                (13)                                              72          59
_________________________________________________________________________________________________________________
Balance at December 31, 1995       5,796     11,749      69,112       (2,156)      (1,093)   (10,117)     73,291
Net income                                               19,660                                           19,660
Dividends declared                                       (2,585)                                          (2,585)
Shares issued under Stock Plans        1       (221)                                             298          78
Foreign currency translation
  adjustments                                                              7                                   7
Change in minimum pension
  liability adjustment                                                                632                    632
Purchase of treasury stock                                                                    (6,219)     (6,219)
_________________________________________________________________________________________________________________
Balance at December 31, 1996      $5,797    $11,528     $86,187      $(2,149)     $  (461)  $(16,038)    $84,864

See Notes to Consolidated Fnancial Statements.


Notes to Consolidated Financial Statements

GLEASON CORPORATION AND SUBSIDIARIES

December 31, 1996

Note 1 -- Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions are eliminated in consolidation.

Revenue Recognition: Sales generally are recognized by the Company when products are shipped or services have been provided. Sales are reported net of returns and allowances.

Foreign Currency Translation: All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates, and the resulting translation adjustments are made directly to a separate component of stockholders' equity designated as "cumulative foreign currency translation adjustment." Gains and losses from foreign currency transactions are reported in operations and had a minimal impact on the Company in 1996, 1995 and 1994.

Cash and Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method comprised 59% and 61% of consolidated inventories at December 31, 1996 and 1995, respectively. Inventories not valued using the LIFO method are determined on the first-in, first-out (FIFO) method.

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

Earnings Per Share: The computation of primary earnings per common share is determined by dividing the weighted average number of common shares and (in periods in which they have a dilutive effect) common share equivalents outstanding during the year into net earnings. Common share equivalents include stock options and hypothetical shares associated with the Company Plan for Deferral of Directors' Fees. Fully diluted earnings per share in 1995 reflected the additional dilution related to stock options due to the use of the market price of the Company's Common Stock at the end of the period, which was higher than the average price for the period, in the calculation of the number of common share equivalents.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
Estimates are based on currently available information. Actual results could differ from the estimates.

Reclassification: Certain reclassifications have been made to prior years' financial statements to conform to the 1996 presentation.

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

     Results of operations after the acquisition date are included in the Consolidated Statements of Operations. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of 1995 and 1994. The pro forma information includes adjustments for lower personnel costs associated with the reduction in headcount and lower fixed costs associated with rental of the Munich facility, additional depreciation and amortization based on the fair market value of machinery, equipment and technology acquired, elimination of a Hurth investment in subsidiary loss for 1994, lower outside dealer commission expense due to contract terminations and higher interest expense that would have been incurred to finance the acquisition. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.


(Unaudited)
(In thousands, except per share amounts)
Year ended December 31                        1995       1994

Net sales                                 $212,823   $166,724
Income from continuing operations           28,535      1,989
Net income                                  28,980      4,945
Income from continuing operations
    per common share                      $   5.38   $    .39
Net income per common share                   5.46        .96


Note 3 -- Discontinued Operations

     In the fourth quarter of 1995, the Company sold the land and building of its former Alliance Metal Stamping and Fabricating division and recognized a gain on this disposal of $445,000 (net of applicable income taxes of $229,000). Proceeds from the sale included an interest bearing note receivable of $2,100,000 due five years from the date of sale.

     During 1994, the Company ceased operations at the Alliance Metal Stamping and Fabricating division and sold the machinery and equipment located at this division's facility for $3,550,000. The Company recognized a gain from discontinued operations of $2,956,000 (net of applicable income taxes of $400,000), as the loss for the disposition of this division was lower than the amount previously estimated. Net sales for this discontinued operation were $7,508,000 for the year ended December 31, 1994.

     Accrued costs related to discontinued operations at December 31, 1996 are presented in the Consolidated Balance Sheets as follows:
$200,000 ($1,179,000 in 1995) in other current liabilities, and $2,077,000 ($1,500,000 in 1995) in other liabilities. These liabilities principally consisted of estimated expenses for environmental matters related to the properties of the Company's former Components Group businesses. Refer to Note 15 - Environmental Matters for further discussion.


Note 4 -- Inventories

     The components of inventories were as follows:


(In thousands)                                         1996        1995

Raw materials and purchased parts                   $ 5,269     $ 5,373
Work in process                                      18,063      18,889
Finished products                                     4,654       5,303

                                                    $27,986     $29,565

   If the valuation of all inventories had been determined on the FIFO accounting method, inventories would have been $24,929,000 and $24,209,000 higher at December 31, 1996 and 1995, respectively.


Note 5 -- Property, Plant and Equipment

     The components of property, plant and equipment were as follows:


(In thousands)                                         1996        1995

Land                                               $    848    $    838
Buildings and improvements                           49,620      48,821
Machinery and equipment                             119,616     112,040
                                                    170,084     161,699
Less accumulated depreciation                       108,693     100,751

                                                   $ 61,391    $ 60,948


Note 6 -- Other Current Liabilities

      The components of other current liabilities were as follows:


(In thousands)                                         1996        1995

Salaries, wages and related costs                   $11,095     $ 8,109
Advance payments from customers                       6,177       8,286
Pension and other retiree
  benefit plan contributions                          4,614       6,673
Warranty, installation and related costs              4,603       5,184
Other current liabilities                             3,846       5,716

                                                    $30,335     $33,968


Note 7 -- Employee Retirement Plans

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

     A summary of the components of net periodic pension costs relating to the domestic defined benefit plan is presented below:


(In thousands)                               1996      1995      1994

Interest cost on projected
  benefit obligation                      $ 6,292  $  6,625   $ 6,387
(Positive) negative return
  on plan assets                           (9,288)  (25,171)    2,012
Net amortization and
  deferral                                  2,517    19,117    (8,249)

Net periodic pension
  (income) expense                        $  (479) $    571   $   150


     The expected long-term rate of return on plan assets used in determining net periodic pension costs was 9.0% for 1996 and 1995, and 8.25% for 1994.

     The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1996 and 1995:



(In thousands)                                         1996        1995

Actuarial present value of benefit
  obligations:
Accumulated benefit obligation
  including vested benefits of
  $88,279 in 1996 and $88,690
  in 1995                                           $92,707     $92,900

Projected benefit obligation                        $92,707     $92,900
Plan assets at market value                          94,680      90,430

Projected benefit obligation
  (lower than) in excess of plan
  assets                                             (1,973)      2,470
Unrecognized prior service cost                        (760)       (868)
Unrecognized net gain (loss)                            702      (1,163)
Adjustment to recognize minimum
  pension liability                                      --       2,031

(Prepaid pension asset) pension
   liability recognized in the
   consolidated balance sheets                      $(2,031)    $ 2,470



     The discount rate used in determining the projected benefit obligation was 7.0% for December 31, 1996 and 1995. The nonvested portion of the accumulated benefit obligation primarily represents certain early retirement benefits for individuals not currently eligible. The accumulated benefit obligation is calculated using the 1983 Group Annuity Mortality Table.

     In accordance with FASB Statement No. 87, "Employers' Accounting for Pensions," the Company must recognize a pension liability at least equal to the minimum pension liability. The minimum pension liability is the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as either an intangible asset or a reduction of equity. At December 31, 1996 the Company recognized a prepaid pension asset of $2,031,000. In 1995 the Company recorded an additional liability of $2,031,000, an intangible asset of $868,000 and an equity reduction of $768,000. The current portion of the pension liability recognized in the Consolidated Balance Sheets was $1,972,000 at December 31, 1995. The decrease in the minimum pension liability adjustment and resulting prepaid pension asset in 1996 was primarily due to an increase in the market value of plan assets.

     The plan's assets at December 31, 1996 were primarily invested in a tactical asset allocation fund, cash equivalents and 385,052 shares of the Company's Common Stock which had a market value of $12,707,000 and $12,514,000 at December 31, 1996 and 1995, respectively. Dividends paid on the Company's Common Stock were $192,500 in 1996 and 1995.

     All domestic employees participate in the defined contribution retirement plan. Amounts contributed under this plan are based upon 4% of compensation for eligible employees. The amounts expensed under this plan for continuing operations were $1,616,000, $1,490,000 and $1,267,000 in 1996, 1995 and 1994, respectively.

     The Company also has an unfunded supplemental defined benefit retirement plan to provide certain executives a minimum level of retirement pay, up to a maximum of 55% of final average earnings. In accordance with the provisions of FASB Statement No. 87, the Company recognized pension expense of $297,000, $272,000 and $210,000 in 1996, 1995 and 1994, respectively.
At December 31, 1996, the Company recorded a minimum pension liability of $2,119,000 ($1,779,000 in 1995), an intangible asset of $409,000 ($490,000 in 1995) and an equity reduction of $461,000 ($325,000 in 1995).

     The Company has a funded defined benefit pension plan which covers employees at its U.K. subsidiary. The accumulated benefit obligation for this plan calculated under the provisions of FASB Statement No. 87 at December 31, 1996 was $9,608,000 ($8,615,000 in 1995). The discount rate used in determining the accumulated benefit obligation was 8.25% in 1996 and 1995. The fair market value of plan assets at December 31, 1996 totaled $10,782,000 ($8,522,000 in 1995). The Company had a liability for this plan on its Consolidated Balance Sheets at December 31, 1996 of $455,000 ($326,000 in 1995). The expense associated with this plan totaled $430,000, $463,000 and $457,000 in 1996, 1995 and 1994, respectively.

     The Company also has unfunded retirement benefit plans for employees at certain other foreign operations, including its Gleason-Hurth subsidiary. The costs of these foreign benefit plans were $218,000, $231,000 and $177,000 for 1996, 1995 and 1994, respectively. The liabilities included in the Consolidated Balance Sheets for these plans were $3,175,000 and $3,200,000 at December 31, 1996 and 1995, respectively.


Note 8 -- Postretirement Health and Life Insurance Benefits

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

     The components of periodic expense for postretirement benefits were as follows:


(In thousands)                              1996       1995        1994

Service cost for benefits
  earned during the year                  $  111     $   87      $  141
Interest cost on the
  accumulated postretirement
  benefit obligation                       2,105      2,563       2,599
Net amortization of prior
  (gains)                                   (141)      (289)         --

Total expense                             $2,075     $2,361      $2,740


     The recorded liabilities for this unfunded postretirement benefit plan were as follows:


(In thousands)                                         1996        1995

Accumulated postretirement
  benefit obligation:
    Retirees                                        $25,264     $26,714
    Fully eligible active plan participants           2,587       2,440
    Other active plan participants                    2,803       2,542
Total accumulated postretirement
  benefit obligation                                 30,654      31,696
Unrecognized net gain                                 4,777       4,578
Total liability for postretirement health
  and life insurance benefits                        35,431      36,274
Less current portion                                  2,960       3,200
Noncurrent liability for postretirement
  health and life insurance benefits                $32,471     $33,074


     The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1996 and 1995. The decrease in the total accumulated postretirement benefit obligation was primarily attributable to a decrease in the number of retiree participants.

     The cost of health insurance premiums of this plan are shared between the Company and the retiree. There are no future increases in the Company's share of health insurance premiums.

Note 9 -- Debt


      Long-term debt at December 31, 1996 and 1995 consisted of the following:


(In thousands)                                         1996       1995

Notes payable to banks under revolving
  loan agreements                                    $3,900    $24,709
Other obligations                                       612        612
                                                      4,512     25,321
Less current maturities                                   6          6

                                                     $4,506    $25,315



     At December 31, 1996, the Company had unsecured borrowing facilities that provided for borrowings up to a combined $40 million on a revolving loan basis through September 29, 1998. Approximately $11 million of the total was allocated for borrowings outside the U.S. Available borrowings under these facilities were reduced by approximately $8.8 million at December 31, 1996 for bank guarantees and standby letters of credit issued in the normal course of business. These revolving credit facilities provide the Company the option to borrow at rates no higher than the prevailing prime rate (weighted average borrowing rate was 6.53% at December 31, 1996 and 5.77% at December 31, 1995). The agreements contain covenants with respect to maintenance of working capital, interest coverage, the level of indebtedness, tangible net worth and cash flow as a percentage of indebtedness.

     Lines of credit of the consolidated subsidiaries are generally in connection with bank overdraft and note facilities for which there are neither material commitment fees nor compensating balance requirements. Unused short and long-term credit lines with banks, including the revolving credit facilities, totaled approximately $34,981,000 at December 31, 1996. The weighted average borrowing rates under short-term credit facilities were 10.70% and 6.50% at December 31, 1996 and 1995, respectively.

     Scheduled maturities of long-term debt in each of the next five years are $6,000, $3,930,000, $4,000, $4,000 and $4,000 in 1997 through 2001, respectively.

     Interest expense for each of the three years in the period ended December 31, 1996 was $877,000, $950,000 and $415,000, respectively.

Note 10 -- Income Taxes

     For financial reporting purposes, income from continuing operations before income taxes included the following:


(In thousands)                               1996       1995      1994

United States                             $14,619    $12,144    $  815
Foreign                                    16,124      8,836     4,342

Total                                     $30,743    $20,980    $5,157



     Provisions (benefits) for income taxes included the following:


(In thousands)                               1996       1995      1994


Current:
  Continuing operations:
    Federal                                $1,703   $  1,781   $ 1,000
    State                                     556        600       148
    Foreign                                 6,538      3,053     1,103
                                            8,797      5,434     2,251
  Discontinued operations                      --        229       400

Total current                              $8,797   $  5,663   $ 2,651

Deferred:
  Continuing operations:
    Federal                                $3,045   $(13,038)  $(1,447)
    State                                      --     (2,311)       --
    Foreign                                  (759)       513        21

Total deferred                             $2,286   $(14,836)  $(1,426)



     The differences between the provision (benefit) for income taxes attributable to continuing operations at the United States federal statutory income tax rate and the tax provision (benefit) were as follows:


(In thousands)                               1996       1995       1994

U.S. federal statutory rate                   34%        34%        34%

Taxes at statutory rate                   $10,453   $  7,133     $1,753
Provision (benefit) resulting from:
  Change in valuation allowance            (1,000)   (15,400)      (880)
  Effect of consolidating foreign
    subsidiaries                            1,297       (695)      (352)
  Foreign Sales Corporation                  (396)      (304)        --
  Other                                       729       (136)       304
Tax provision (benefit)                   $11,083   $ (9,402)    $  825


     Deferred tax assets and liabilities were comprised of the following:


(In thousands)                                         1996        1995

Deferred tax assets:
  Accrued retiree and other
    employee benefits                               $15,737     $15,497
  Foreign tax loss carryforwards                      1,000       2,000
  Federal and state tax credits                       7,365      10,701
  Discontinued operations                               819       1,000
  Other                                               5,287       4,441

  Total deferred tax assets                          30,208      33,639

Less valuation allowance                              6,000       7,000

Deferred tax asset                                   24,208      26,639

Deferred tax liabilities:
  Depreciation                                        7,940       7,526
  Other                                                 757         912
Total deferred tax liabilities                        8,697       8,438

Net deferred tax asset                              $15,511     $18,201


     The 1995 provision for income taxes was lowered by significant deferred tax benefits resulting from a reduction in the valuation allowance recorded against deferred tax assets. The Company determined that it was more likely than not that there would be sufficient future domestic taxable income to recognize deferred temporary differences which had previously been offset by a valuation allowance. Accordingly, the Company reduced the valuation allowance and increased the net deferred tax asset to $18,201,000
at December 31, 1995.   A valuation allowance of $7,000,000 was still
required at December 31, 1995 for domestic tax credits which could expire before they are utilized and a German loss carryforward that could not be recognized due to a history of recent losses and certain limitations on its usage. The valuation allowance of $6,000,000 at December 31, 1996 is still required for these same issues. The decrease in the allowance during 1996 was a result of the utilization of certain German tax loss carryforwards in the current period. The net deferred tax asset was $15,511,000 at December 31, 1996. Management believes that sufficient income will be earned in the future to fully realize the net deferred tax asset.

     The net deferred tax asset of $15,511,000 at December 31, 1996 ($18,201,000 in 1995) is presented in the Consolidated Balance Sheets as follows: $6,894,000 ($4,113,000 in 1995) in current assets; $10,013,000
($14,755,000 in 1995) in non-current assets and $1,396,000 ($667,000 in
1995) in other liabilities.

     Foreign loss carryforwards totaling $2.2 million, which may be carried forward indefinitely, are available to reduce future taxable income. Domestic tax credits of $7.4 million are also available to reduce future federal and state income taxes and expire at various dates through 2004, with the exception of the federal alternative minimum tax credits which can be carried forward indefinitely.

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $13.1 million at December 31, 1996. Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax (potentially offset by foreign tax credits) and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.


Note 11 -- Stock Plan

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

     Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period are also charged to expense. Grants of 400 shares of restricted stock were made during 1995 and restrictions lapsed on 2,000 shares during 1995. At December 31, 1996 and 1995, 400 restricted shares were outstanding.

     The following is a summary of option transactions under both Plans:


                                           Shares           Price Range

Outstanding December 31, 1993             260,203     $12.50  -  $19.37
Granted                                    70,000     $11.31  -  $15.12
Forfeited                                 (16,000)    $13.12  -  $18.62
Outstanding December 31, 1994             314,203     $11.31  -  $19.37
Granted                                    40,500     $21.18  -  $34.81
Forfeited                                 (10,000)    $13.62
Exercised                                 (27,454)    $12.50  -  $15.87
Outstanding December 31, 1995             317,249     $11.31  -  $34.81
Granted                                    51,500     $29.69  -  $40.75
Exercised                                 (26,911)    $14.00  -  $18.75
Outstanding December 31, 1996             341,838     $11.31  -  $40.75


Exercisable at December 31:
  1996                                    297,338     $11.31  -  $40.75
  1995                                    283,749     $11.31  -  $21.18
  1994                                    249,203     $11.31  -  $19.37

Available for additional grants
 at December 31:
  1996                                    232,100
  1995                                    283,600
  1994                                    324,500
  1993                                    392,500


      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31,1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 6.80% and 6.34% for 1996 and 6.12% and 5.65% for 1995; a dividend yield of 1.38%; volatility factors of the expected market price of the Company's Common Stock of .313 and .358 in 1996 and .345 and .335 in 1995; and a weighted average expected life of the options of 7 years. The weighted average exercise price and remaining contractual life of these options were $19.46 and 7 years, respectively as of December 31, 1996.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


(In thousands, except                                 1996        1995
 per share amounts)

Pro forma net income                              $19,079     $30,765
Pro forma earnings per share:
  Primary                                         $  3.57     $  5.80
  Fully diluted                                   $  3.57     $  5.76



Note 12 -- Preferred Stock Purchase Rights

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


Note 13 -- Supplemental Cash Flow Information

     Cash payments (net refunds) for income taxes were $3,188,000, $4,378,000 and ($1,188,000) for 1996, 1995 and 1994, respectively. Interest payments were $963,000, $837,000 and $444,000 in 1996, 1995 and 1994, respectively.

     Non-cash investing activities in 1995 included notes receivable of $2,100,000 from the sale of the land and building of Alliance Metal Stamping and Fabricating. Refer to Note 3 - Discontinued Operations.

Note 14 -- Business Segment and Foreign Operations

     The Company's operations are conducted within one business segment. The principal activity is the design, manufacture and sale of machinery and equipment for the production of gears.

     The Company's sales in North America and Europe are in general made directly by employees of the Company. Sales in other territories are handled by independent foreign machine dealers.

     The Company's major foreign operations are located in Western Europe. Information about the Company's operations in the United States and Western Europe for 1996, 1995 and 1994 are summarized as follows:


(In thousands)                              1996       1995        1994

Net sales to unaffiliated customers
  United States                         $162,305   $146,344    $113,304
  Western Europe                          85,784     50,702      15,158

                                        $248,089   $197,046    $128,462

Interarea sales and transfers
  United States                         $    399   $    468    $    431
  Western Europe                           8,777      7,774       6,844

                                        $  9,176   $  8,242    $  7,275

Total sales
  United States                         $162,704   $146,812    $113,735
  Western Europe                          94,561     58,476      22,002

                                         257,265    205,288     135,737
Less interarea sales                       9,176      8,242       7,275

                                        $248,089   $197,046    $128,462

_______________________________________________________________________

Operating income
  United States                         $ 17,642   $ 14,296    $  3,250
  Western Europe                          16,749      9,622       4,011

                                          34,391     23,918       7,261
Less:
  Interest expense -- net                    513        527          11
  Corporate and other non-allocable
    expenses                               3,135      2,411       2,093

Income from continuing
  operations before income taxes        $ 30,743   $ 20,980    $  5,157
_______________________________________________________________________
Identifiable assets
  United States                         $136,349   $137,683    $103,871
  Western Europe                          47,115     49,578      13,416

                                         183,464    187,261     117,287

Corporate assets                           7,210      9,937       3,199
Assets of discontinued operations             --         --       1,530

Total assets                            $190,674   $197,198    $122,016


     Interarea sales and transfers are generally accounted for at prices to yield normal returns to the selling company in relation to the costs of production. Identifiable assets represent assets directly identified with each geographic region. Corporate assets consist primarily of cash and equivalents.

     United States continuing operations for 1996, 1995 and 1994 included export sales (exclusive of intercompany sales) to the following geographic areas:


(In thousands)                              1996       1995        1994

Europe / Africa                          $33,892    $37,536     $27,938
Asia / Pacific                            49,105     29,197      19,114
Americas                                  14,025     10,829       5,660

                                         $97,022    $77,562     $52,712

     During 1996, one single customer accounted for 14% of consolidated sales.


Note 15 -- Environmental Matters

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


Note 16 -- Concentrations of Risk

     The Company's major customers are predominately in the automotive and truck industries. Other markets utilizing the Company's products include aerospace, manufacturers of power tools, marine, farm and construction equipment. The Company's markets are worldwide. Approximately 73% and 65% of total sales in 1996 and 1995, respectively, were to customers outside of the U.S. This geographical sales distribution offsets, to a degree, the cyclical fluctuations of regional economies. As such, the Company is not significantly at risk to the economic cycle of a single region.


Note 17 -- Commitments and Contingencies

     The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from such actions will not have a material impact on the Company's future results of operations or financial position.

     The Company was contingently liable under standby letters of credit issued in the normal course of business for $8.9 million at December 31, 1996.


Note 18 -- Fair Values of Financial Instruments

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

     Foreign currency exchange contracts: The Company enters into foreign currency forward contracts to hedge transactions involving foreign currencies primarily for firm commitments to buy or sell goods. The aggregate contract value of agreements to sell foreign currencies in exchange for U.S. dollars was $2.7 million and $12.5 million at December 31, 1996 and 1995, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was $7.1 million and $1.3 million at December 31, 1996 and 1995, respectively. The aggregate value of contracts for the exchange of other foreign currencies was $1.4 million at December 31, 1996. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts at December 31, 1996 and 1995, were not material.

Report of Independent Auditors

Stockholders and Board of Directors
of Gleason Corporation

We have audited the accompanying consolidated balance sheets of Gleason Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gleason Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Syracuse, New York
January 30, 1997                         Ernst & Young LLP

Quarterly Information (Unaudited)

Selected quarterly information for the years 1996 and 1995 are shown below:


Dollars in thousands,                                                   1996
  except per share amounts           First      Second      Third     Fourth

Net sales                          $59,510     $65,157    $53,467    $69,955
Cost of products sold               40,371      44,488     35,722     47,377
Income from continuing
  operations                         4,600       4,738      3,765      6,557
Net income                           4,600       4,738      3,765      6,557

Primary earnings per common share:
  Income from continuing
   operations                          .86         .88        .70       1.24
  Net income                           .86         .88        .70       1.24
Fully diluted earnings per common
  share:
   Income from continuing
     operations                        .86         .88        .70       1.24
  Net income                           .86         .88        .70       1.24

Cash dividends declared per
  common share                        .125        .125       .125       .125

Stock prices
  High                              43          42 3/4         41     39 3/4
  Low                               27 1/4      36             31     28 1/4


Dollars in thousands,                                                   1995
  except per share amounts           First      Second      Third     Fourth

Net sales                          $31,901     $40,604    $54,550    $69,991
Cost of products sold               21,394      28,429     38,472     49,166
Income from continuing
  operations                         2,913       3,643      3,772     20,054
Net income                           2,913       3,643      3,772     20,499

Primary earnings per common share:
  Income from continuing operations    .56         .70        .73       3.75
  Net income                           .56         .70        .73       3.83

Fully diluted earnings per common
  share:
   Income from continuing
    operations                         .56         .70        .73       3.75
  Net income                           .56         .70        .73       3.83
Cash dividends declared per
  common share                        .125        .125       .125       .125

Stock prices
  High                              19          25 1/2     37 1/4     35 7/8
  Low                               14 5/8      17 3/4     22         27 3/8


Notes: Income from continuing operations for the 1995 fourth quarter included a $13.7 million, or $2.59 per share, positive adjustment to record deferred tax assets not previously recognized. Income from continuing operations for the 1995 full year using normalized tax rates would have been approximately $12.9 million, or $2.43 per share.

Net income in 1995 included a gain on the disposal of discontinued operations of $445,000, or $.08 per share, in the fourth quarter.

The Company's Common Stock (symbol GLE) is traded on the New York Stock Exchange. The high and low sales price in each quarter of 1996 and 1995 are shown above. As of December 31, 1996 there were 3,203 holders of record of the Company's Common Stock.