Form 10-K/A, Exhibit 13
period 1996-12-31
GLEASON CORP /DE/
filed 1997-10-02
CIK 743239


Five Year Review
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands,
except per share amounts                          1996        1995         1994        1993        1992

Summary of Operations
Net sales                                     $248,089    $197,046     $128,462    $103,870    $147,274
Income (loss) from continuing operations        19,660      30,382<Fa>    4,332      (2,873)    (23,764)<Fb>
Gain on disposal of discontinued operations         --         445        2,956          --          --
Cumulative effect of change in accounting
   for postretirement benefits other than
   pensions                                         --          --           --          --     (37,472)<Fc>
Net income (loss)                               19,660      30,827        7,288      (2,873)    (61,236)

Primary earnings (loss) per common share<Fd>:
   Continuing operations                          1.84        2.87<Fa>      .42        (.28)      (2.18)<Fb>
   Disposal of discontinued operations              --         .04          .29          --          --
   Cumulative effect of change in accounting
      for postretirement benefits other than
      pensions                                      --          --           --          --       (3.43)<Fc>
   Net income (loss)                              1.84        2.91          .71        (.28)      (5.61)

Cash dividends declared per common share<Fd>       .25         .25          .20         .20         .20


Financial Position at Year-End
Cash and equivalents                             7,199       9,926        3,173       4,155       7,105
Net property, plant and equipment               61,391      60,948       53,604      60,286      67,479
Total assets                                   190,674     197,198      122,016     121,849     140,089
Long-term debt                                   4,506      25,315        2,600      14,575       6,172
Total debt                                       4,841      26,810        3,283      15,115       7,388
Stockholders' equity                            84,864      73,291       42,199      35,009      41,458

Other Data
Capital expenditures                            10,281       8,309        3,527       5,587      24,526
Depreciation and amortization                   10,707       9,992        9,293       9,221       9,641
New orders                                     246,352     226,107      156,962      94,970     108,274
Backlog                                        122,800     124,500       54,700      26,200      35,100
Number of employees (continuing operations)      1,543       1,455        1,079       1,049       1,420


Notes:
<Fa> Income from continuing operations for 1995 included positive adjustments to record deferred tax assets not previously recognized. Income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $1.22 per share.

<Fb> (Loss) from continuing operations for 1992 included restructuring costs of $26.0 million, or $2.38 per share, and environmental costs of $2.9 million, or $.26 per share.

<Fc> No tax benefit was recorded on the cumulative effect of accounting change in 1992.

<Fd> Per share data has been adjusted to reflect the two-for-one stock split effective September 26, 1997.

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

     Net income for 1996 was $19.7 million, or $1.84 per share, compared to $30.8 million, or $2.91 per share, in 1995. Net income for 1995 was increased by significant tax benefits related to the recognition of deferred tax assets associated with charges recorded in prior years. Management estimates that net income for 1995 using normalized tax rates would have been approximately $13.3 million, or $1.26 per share. Net income for 1995 also included a gain on the disposal of discontinued operations of $0.4 million, or $.04 per share.


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

     The Company had income from continuing operations of $30.4 million, or $2.87 per share, in 1995, compared to $4.3 million, or $.42 per share, in 1994. Income from continuing operations for 1995 was increased by positive adjustments related to the recognition of deferred tax assets associated with charges recorded in prior years. Management estimates that income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $1.22 per share. Net income for the year was $30.8 million, or $2.91 per share, including an after-tax gain from discontinued operations of $0.4 million, or $.04 per share. Net income for 1994 was $7.3 million, or $.71 per share, which included an after-tax gain from discontinued operations of $3.0 million, or $.29 per share.


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

Dividends

     In January 1995, the Board of Directors approved a 25 percent increase in the Company's quarterly dividend from $.05 per share to $.0625 per share. Total dividend payments were $2,585,000 for 1996 and 1995 and $2,065,000 for 1994.


Consolidated Statements of Operations
GLEASON CORPORATION AND SUBSIDIARIES

__________________________________________________________________________
Dollars in thousands, except per share amounts
            Year Ended December 31             1996       1995       1994

Net sales                                  $248,089   $197,046   $128,462
Costs and expenses
  Cost of products sold                     167,958    137,461     94,935
  Selling, general and
    administrative expenses                  42,614     33,789     24,539
  Research and development expenses           7,243      5,617      4,729
  Interest expense--net                         513        527         11
  Other (income)--net                          (982)    (1,328)      (909)

                                            217,346    176,066    123,305

Income from continuing operations
  before income taxes                        30,743     20,980      5,157

Provision (benefit) for income taxes         11,083     (9,402)       825


Income from continuing operations            19,660     30,382      4,332

Gain on disposal of discontinued
  operations                                     --        445      2,956

Net income                                 $ 19,660   $ 30,827   $  7,288

Primary earnings per common share:
  Income from continuing operations        $   1.84   $   2.87   $    .42
  Gain on disposal of discontinued
    operations                                   --        .04        .29
  Net income                               $   1.84   $   2.91   $    .71

Fully diluted earnings per common share:
  Income from continuing operations        $   1.84   $   2.85   $    .42
  Gain on disposal of discontinued
    operations                                   --        .04        .29
  Net income                               $   1.84   $   2.89   $    .71

Weighted average number of common shares
  outstanding:
  Primary                                10,681,644 10,600,234 10,325,754
  Fully diluted                          10,681,644 10,679,742 10,325,754


Cash dividends declared per common share   $    .25   $    .25   $    .20

See Notes to Consolidated Financial Statements.



Consolidated Balance Sheets
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands
                    December 31                           1996        1995

Assets
Current assets
   Cash and equivalents                               $  7,199    $  9,926
   Trade accounts receivable                            65,583      65,288
   Inventories                                          27,986      29,565
   Deferred tax asset                                    6,894       4,113
   Other current assets                                  4,038       5,468

Total current assets                                   111,700     114,360

Property, plant and equipment - net                     61,391      60,948
Deferred tax asset                                      10,013      14,755
Other assets                                             7,570       7,135

Total assets                                          $190,674    $197,198

Liabilities and Stockholders' Equity
Current liabilities
   Short-term borrowings                              $    329    $  1,489
   Current portion of long-term debt                         6           6
   Trade accounts payable                               16,972      16,153
   Income taxes                                         10,224       2,335
   Other current liabilities                            30,335      33,968
Total current liabilities                               57,866      53,951

Long-term debt                                           4,506      25,315
Pension plans and other retiree benefits                38,220      38,876
Other liabilities                                        5,218       5,765

Total liabilities                                      105,810     123,907

Stockholders' equity
   Preferred Stock, par value $1 per share;
     authorized 500,000 shares; issued:  none
   Common Stock, par value $1 per share;
     authorized 20,000,000 shares; issued:
     11,594,140 shares in 1996 and 11,592,892
     shares in 1995                                     11,594      11,593
   Additional paid-in capital                            5,731       5,952
   Retained earnings                                    86,187      69,112
   Cumulative foreign currency translation
     adjustment                                         (2,149)     (2,156)
   Minimum pension liability adjustment                   (461)     (1,093)
                                                       100,902      83,408
   Less treasury stock of 1,603,594 shares
     in 1996 and 1,229,182 shares in 1995, at cost      16,038      10,117

Total stockholders' equity                              84,864      73,291

Total liabilities and stockholders' equity            $190,674    $197,198

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

See Notes to Consolidated Financial Statements.



Consolidated Statements of Stockholders' Equity
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands                        Years Ended December 31, 1996, 1995 and 1994

                                                                   Cumulative
                                                                      Foreign      Minimum                 Total
                                         Additional                  Currency      Pension                Stock-
                                  Common    Paid-in    Retained   Translation    Liability   Treasury   holders'
                                   Stock    Capital    Earnings    Adjustment   Adjustment      Stock     Equity

Balance at December 31, 1993,     $ 5,796   $11,909     $35,647      $(1,315)     $(6,585)  $(10,443)    $35,009
  as previously reported
Effect of stock split               5,797    (5,797)                                                        --
Balance at December 31, 1993,
  as restated                      11,593     6,112      35,647        1,315       (6,585)   (10,443)     35,009
Net income                                                7,288                                            7,288
Dividends declared                                       (2,065)                                          (2,065)
Foreign currency translation
  adjustments                                                            398                                 398
Change in minimum pension
  liability adjustment                                                              1,576                  1,576
Purchase of treasury stock                                                                        (7)         (7)
_________________________________________________________________________________________________________________
Balance at December 31, 1994      11,593      6,112      40,870         (917)      (5,009)   (10,450)     42,199
Net income                                               30,827                                           30,827
Dividends declared                                       (2,585)                                          (2,585)
Shares issued under Stock Plans                (147)                                             320         173
Foreign currency translation
  adjustments                                                         (1,239)                             (1,239)
Change in minimum pension
  liability adjustment                                                              3,916                  3,916
Purchase of treasury stock                                                                       (59)        (59)
Other shares issued to employees                (13)                                              72          59
_________________________________________________________________________________________________________________
Balance at December 31, 1995      11,593      5,952      69,112       (2,156)      (1,093)   (10,117)     73,291
Net income                                               19,660                                           19,660
Dividends declared                                       (2,585)                                          (2,585)
Shares issued under Stock Plans        1       (221)                                             298          78
Foreign currency translation
  adjustments                                                              7                                   7
Change in minimum pension
  liability adjustment                                                                632                    632
Purchase of treasury stock                                                                    (6,219)     (6,219)
_________________________________________________________________________________________________________________
Balance at December 31, 1996      $11,594    $ 5,731     $86,187      $(2,149)     $  (461)  $(16,038)    $84,864

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

     Results of operations after the acquisition date are included in the Consolidated Statements of Operations. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of 1995 and 1994. The pro forma


<
PAGE>

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


(Unaudited)
(In thousands, except per share amounts)
Year ended December 31                        1995       1994

Net sales                                 $212,823   $166,724
Income from continuing operations           28,535      1,989
Net income                                  28,980      4,945
Income from continuing operations
    per common share                      $   2.69   $    .20
Net income per common share                   2.73        .48


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

     The plan's assets at December 31, 1996 were primarily invested in a tactical asset allocation fund, cash equivalents and 770,104 shares of the Company's Common Stock which had a market value of $12,707,000 and $12,514,000 at December 31, 1996 and 1995, respectively. Dividends paid on the Company's Common Stock were $192,500 in 1996 and 1995.

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

     Under the Company's 1992 Stock Plan, 1,000,000 common shares have been reserved for granting of options, stock appreciation rights (SARs) and restricted stock to key employees. Options are granted at prices equal to 100% of the market value of the common stock at the date of grant and may be exercisable beginning six months and ending ten years from the date of grant. The Executive Compensation Committee of the Company's Board of Directors at its discretion may at the time of grant of an option provide further limitations on periods during which options may be exercised. SARs allow the optionee to surrender the option and receive a number of shares of common stock, cash, or cash and shares of common stock, as the Executive Compensation Committee determines, with an aggregate value equal to the amount by which the fair market value of the shares covered by the surrendered option exceeds the option price. Increases in the value of SARs resulting from changes in the market value of common stock will be charged to expense as they occur. Options automatically carry with them conditional SARs which are exercisable in the event of a tender offer meeting certain specified conditions. No SARs have been granted under the Plan.

     Under the Plan an option, which is exercisable beginning six months from the date of grant, to purchase 2,000 shares at the market value per share on the date of grant, is granted each year to each director of the Company who is not, and has not been an employee of the Company since the beginning of the preceding year.

     Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period are also charged to expense. Grants of 800 shares of restricted stock were made during 1995 and restrictions lapsed on 4,000 shares during 1995. At December 31, 1996 and 1995, 800 restricted shares were outstanding.

     The following is a summary of option transactions under both Plans:


                                           Shares           Price Range

Outstanding December 31, 1993             520,406     $ 6.25  -  $ 9.69
Granted                                   140,000     $ 5.66  -  $ 7.56
Forfeited                                 (32,000)    $ 6.56  -  $ 9.31
Outstanding December 31, 1994             628,406     $ 5.66  -  $ 9.69
Granted                                    81,000     $10.59  -  $17.41
Forfeited                                 (20,000)    $ 6.81
Exercised                                 (54,908)    $ 6.25  -  $ 7.94
Outstanding December 31, 1995             634,498     $ 5.66  -  $17.41
Granted                                   103,000     $14.85  -  $20.38
Exercised                                 (53,822)    $ 7.00  -  $ 9.38
Outstanding December 31, 1996             683,676     $ 5.66  -  $20.38


Exercisable at December 31:
  1996                                    594,676     $ 5.66  -  $20.38
  1995                                    567,498     $ 5.66  -  $10.59
  1994                                    498,406     $ 5.66  -  $ 9.69

Available for additional grants
 at December 31:
  1996                                    464,200
  1995                                    567,200
  1994                                    649,000
  1993                                    785,000


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

      Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31,1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 6.80% and 6.34% for 1996 and 6.12% and 5.65% for 1995; a dividend yield of 1.38%; volatility factors of the expected market price of the Company's Common Stock of .313 and .358 in 1996 and .345 and .335 in 1995; and a weighted average expected life of the options of 7 years. The weighted average exercise price and remaining contractual life of these options were $9.73 and 7 years, respectively as of December 31, 1996.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


(In thousands, except                                 1996        1995
 per share amounts)

Pro forma net income                              $19,079     $30,765
Pro forma earnings per share:
  Primary                                         $  1.79     $  2.90
  Fully diluted                                   $  1.79     $  2.88



Note 12 -- Preferred Stock Purchase Rights

     Pursuant to the Company's Shareholder Rights Plan, each outstanding share of the Company's common stock carries one Preferred Stock purchase right.
Each right, when exercisable, entitles the holder to purchase from the

Company for $22.50, one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding common stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer consummation of which would result in a person or group owning 15% or more of the Company's outstanding common stock, whichever occurs first. If any person or group becomes the beneficial owner of 15% of the outstanding common stock, other than pursuant to a Permitted Offer, as defined in the Plan, holders, other than an Acquiring Person as defined in the Plan, will have the right to purchase from the Company common stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $22.50, or the Board may elect to issue without any payment common stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes beneficial owner of 15% or more of the Company's outstanding common stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, holders of Rights, other than an Acquiring Person, will have the right to receive, upon exercise common shares of the acquiring company (including the Company if it is the surviving company) having a value two times the exercise price ($22.50) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.005 per Right.


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

Note 19 - Subsequent Event

On August 28, 1997, the Board of Directors declared a two-for-one (2-for-1) stock split on the Company's common stock, including shares held in its treasury, effected in the form of a 100% common stock distribution payable on September 26, 1997 to holders of record on September 12, 1997. The distribution on September 26, 1997 increased the number of shares issued from 5,797,070 to 11,594,140 which includes an increse in treasury stock from 820,614 to 1,641,228. Common stock and additional paid-in capital as of December 31, 1996, 1995 and 1994 and have been restated to reflect this split.
In addition, all share and per share data, including stock option and stock plan information have been stated to reflect the split.

Note 20 - Subsequent Event (unaudited)

On July 31, 1997 the Company purchased all of the general and limited partnerhsip interests of Hermann Pfauter GmbH & Co. ("Pfauter") from its 21 limited partners (its general partner was owned by the limited partnership) pursuant to an agreement between the Sellers and Purchasers dated July 23, 1997.

Pfauter, headquartered in Ludwigsburg, Germany, is a leading designer and manufacturer of machinery for the manufacture of cylindrical gears, with subsidiary companies for the assembly of such machines in the U.S. and Italy. Tooling used in the production of cylindrical gears is produced by Pfauter-Maag Cutting Tools Limited Partnerhsip ("PMCT"), located in Loves Park, Illinois, 76.12% of which (including 100% of its managing general partner) was owned by Pfauter, and was acquired in the purchase of Pfauter.

The remaining 23.88% of partnership interests of PMCT was also purchased on July 31, 1997, simultaneously with the purchase of Pfauter, by a wholly owned subsidiary of the Company from PMCT management personnel, who held limited partnership interest, and a limited liability company owned by such personnel, which held the other general partnership interest.

The purchase price pursuant to both agreements was paid in cash, with $25,074,575 being paid pursuant to the Pfauter agreement, and $9,700,000 being paid pursuant to the PMCT agreement.

As a result of the purchases, the Company acquired all of the assets and liabilities of Pfauter, its machinery assembly subsidiary companies, and PMCT, including the assumption of approximately $56 million of bank debt.

The purchases were financed through a new multi-currency credit agreement dated as of July 31, 1997 between the Company and its significant subsidiaries, including Pfauter, its machinery assembly subsidiary companies, and PMCT, and The Chase Manhattan Bank and nine other banks, providing for term loans, revolving credit and standby letters of credit totaling up to $170 million.

The Company will account for the acquisition under the purchase accounting method.

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

Syracuse, New York
January 30, 1997, except for Note 19,              Ernst & Young LLP
as to which the date is October 1, 1997

Quarterly Information (Unaudited)

Selected quarterly information for the years 1996 and 1995 are shown below:


Dollars in thousands,                                                   1996
  except per share amounts           First      Second      Third     Fourth

Net sales                          $59,510     $65,157    $53,467    $69,955
Cost of products sold               40,371      44,488     35,722     47,377
Income from continuing
  operations                         4,600       4,738      3,765      6,557
Net income                           4,600       4,738      3,765      6,557

Primary earnings per common share:
  Income from continuing
   operations                          .43         .44        .35        .62
  Net income                           .43         .44        .35        .62
Fully diluted earnings per common
  share:
   Income from continuing
     operations                        .43         .44        .35        .62
  Net income                           .43         .44        .35        .62

Cash dividends declared per
  common share                       .0625       .0625      .0625      .0625

Stock prices
  High                              21 1/2      21 3/8     20 1/2     19 7/8
  Low                               13 5/8      18         15 1/2     14 1/8


Dollars in thousands,                                                   1995
  except per share amounts           First      Second      Third     Fourth

Net sales                          $31,901     $40,604    $54,550    $69,991
Cost of products sold               21,394      28,429     38,472     49,166
Income from continuing
  operations                         2,913       3,643      3,772     20,054
Net income                           2,913       3,643      3,772     20,499

Primary earnings per common share:
  Income from continuing operations    .28         .35        .37       1.88
  Net income                           .28         .35        .37       1.92

Fully diluted earnings per common
  share:
   Income from continuing
    operations                         .28         .35        .37       1.88
  Net income                           .28         .35        .37       1.92
Cash dividends declared per
  common share                       .0625       .0625      .0625      .0625

Stock prices
  High                               9 1/2      12 3/4     18 5/8     18
  Low                                7 3/8       8 7/8     11         13 3/4


Notes: Income from continuing operations for the 1995 fourth quarter included a $13.7 million, or $1.30 per share, positive adjustment to record deferred tax assets not previously recognized. Income from continuing operations for the 1995 full year using normalized tax rates would have been approximately $12.9 million, or $1.22 per share.

Net income in 1995 included a gain on the disposal of discontinued operations of $445,000, or $.04 per share, in the fourth quarter.

Per share amounts have been adjusted to reflect the two-for-one stock split effective September 26, 1997.

The Company's Common Stock (symbol GLE) is traded on the New York Stock Exchange. The high and low sales price in each quarter of 1996 and 1995 are shown above. As of December 31, 1996 there were 3,203 holders of record of the Company's Common Stock.