Form 10-K, Exhibit 13
period 1997-12-31
GLEASON CORP /DE/
filed 1998-03-30
CIK 743239


Five Year Review
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands,
except per share amounts       December 31,       1997      1996       1995        1994      1993

Summary of Operations
Net sales                                     $338,673  $248,089   $197,046    $128,462  $103,870
Income (loss) from continuing operations        24,095    19,660     30,382<Fb>   4,332    (2,873)
Gain on disposal of discontinued operations         --        --        445       2,956        --
Net income (loss)                               24,095    19,660     30,827       7,288    (2,873)

Basic earnings (loss) per common share<Fa>:
   Continuing operations                          2.41      1.90       2.94<Fb>     .42      (.28)
   Disposal of discontinued operations              --        --        .04         .29        --
   Net income (loss)                              2.41      1.90       2.98         .71      (.28)

Diluted earnings (loss) per common share<Fa>:
   Continuing operations                          2.32      1.84       2.87<Fb>     .42      (.28)
   Disposal of discontinued operations              --        --        .04         .28        --
   Net income (loss)                              2.32      1.84       2.91         .70      (.28)

Cash dividends declared per common share<Fa>       .25       .25        .25         .20       .20

Financial Position at Year-End
Cash and equivalents                            12,478     7,199      9,926       3,173     4,155
Net property, plant and equipment              124,373    61,391     60,948      53,604    60,286
Total assets                                   345,653   190,674    197,198     122,016   121,849
Long-term debt                                  38,244     4,028     24,841       2,271    14,315
Total debt                                      45,617     4,363     26,336       2,954    14,855
Stockholders' equity                           114,221    84,864     73,291      42,199    35,009

Other Data
Capital expenditures                            15,913    10,281      8,309       3,527     5,587
Depreciation and amortization                   14,169    10,707      9,992       9,293     9,221
New orders                                     318,704   246,352    226,107     156,962    94,970
Backlog                                        177,687   122,843    124,580      54,691    26,191
Number of employees                              2,656     1,543      1,455       1,079     1,049

Notes:
<Fa>  Earnings per share amounts have been restated to comply with Financial
      Accounting Standards No. 128, "Earnings Per Share". Per share amounts have been restated to reflect a two-for-one stock split in 1997.

<Fb>  Income from continuing operations for 1995 included positive adjustments to record deferred tax assets not previously recognized. Income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $1.25 basic earnings per share ($1.22 diluted earnings per share).



Management's Discussion and Analysis
of Results of Operations and Financial Condition

About the Company

Founded in 1865, the Company operates within one business segment. The Company's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. There are two major types of gears, bevel and cylindrical. Bevel gears transmit power at a right angle, such as from the drive shaft of a vehicle to its rear-wheel drive-axle. Cylindrical gears transmit power in parallel axes of rotation and have a wider variety of applications, including as components in the transmissions of vehicles. The Company's extensive product line includes machinery for the production, finishing and testing of bevel and cylindrical gears. In addition, the Company offers a global support system providing tooling, replacement parts, field service, application development services, gear design and inspection software, training programs, engineering support and machine rebuild and upgrade services. Based on its knowledge of the markets is serves, the Company believes it is the worldwide leader in the sale of gear production equipment.

On July 31, 1997, the Company completed its acquisition of the Hermann Pfauter Group ("Pfauter") based in Ludwigsburg, Germany, which included Pfauter-Maag Cutting Tools L.P., a leading cutting tool manufacturer based in Rockford, Illinois. This acquisition added an extensive line of cylindrical gear production machinery, tooling and services to the Company's product offerings in this market. On July 1, 1995, the Company acquired the technology and certain assets of Hurth Maschinen und Werkzeuge GmbH ("Hurth") in Munich, Germany adding complementary product lines in cylindrical gear finishing.

The Company's major customers are in the automotive and truck industries, which accounted for approximately 73% of its total sales in 1997 (76% in 1996). Other industries served include aerospace, agriculture, construction, industrial machinery, marine, power tool and gear jobbers who sell to a wide variety of industries. The acquisition of Pfauter expanded the Company's customer base to include a broad range of non-automotive customers.

The Company's markets are worldwide; historically two-thirds of total sales each year have been to customers located outside of the United States. In 1997, 64% of total sales were to customers outside the U.S. (including 41% to Europe and 17% to Asia-Pacific), compared to 73% in 1996. Because of the Company's dependence on these global markets, economic conditions and trends in the world's major industrial markets can significantly influence overall sales and operating results.

Results of Operations

All references to earnings per share reflect basic earnings per share. Basic and diluted earnings per share for prior periods have been restated to reflect the Company's two-for-one stock split which occurred in 1997.

1997 Compared to 1996

Earnings:  Net income for 1997 increased 23% to $24.1 million, or $2.41 per
share, compared to $19.7 million, or $1.90 per share, in 1996.   Operating
income (earnings before interest and taxes) increased 26% in 1997 to $39.3 million, or 11.6% of sales, compared to $31.3 million, or 12.6% of sales, in 1996. The increase in operating income was attributable to the higher operating volumes and the inclusion of Pfauter operations for the last five months of 1997. Operating income was lower as a percentage of sales due to lower operating margins from the Pfauter operations. Operating margins, excluding the Pfauter operations, would have increased to 12.8% of sales.

Orders and Backlog: Order volumes in 1997 were $318.7 million compared to $246.4 million in 1996. Order levels, excluding Pfauter operations, increased slightly compared to 1996 to $249.1 million with significantly higher order levels for cylindrical gear production machines which were largely offset by a decline in orders for bevel gear machinery. Excluding Pfauter, order volumes for cylindrical gear production machines were higher in all geographic regions. Order levels for bevel gear production machines were significantly higher in Europe, but lower in the U.S. and Asia compared to 1996. Tooling orders, excluding Pfauter and foreign currency translation effects, were down slightly in 1997 compared to 1996. Order levels for 1997 were negatively impacted by foreign currency translation effects of approximately $10.9 million due to the stronger U.S. dollar versus the German mark.

Backlog at December 31,1997 was $177.7 million compared to $122.8 million at December 31,1996. Cylindrical gear products, including Pfauter operations, accounted for 73% of backlog at 1997 year-end. Backlog at December 31, 1997 consisted of the following regional breakdown: Europe - 49%, Americas - 43%, Asia-Pacific - 8%. Backlog at December 31,1997, excluding Pfauter operations, declined to $108.9 million. This decrease compared to 1996 year-end was due to continued progress in shortening machine delivery cycle times and a reduced number of large orders in backlog with extended delivery schedules.


Net Sales: Net sales were $338.7 million in 1997, a 36% increase from 1996. Sales, excluding Pfauter operations, increased 6% compared to 1996 primarily due to higher shipments of bevel gear production machines to the U.S. market. Sales for 1997 were negatively impacted by foreign exchange translation effects of $7.4 million resulting from the stronger U.S. dollar versus the German mark.

Machine product sales, excluding Pfauter, increased 11% compared to 1996. Higher shipments of bevel gear machinery offset lower shipments of cylindrical gear production machines. Bevel gear production machine sales were higher in 1997 largely due to increased shipments to customers in the United States, who continued to upgrade their production capabilities with the replacement of older equipment with the Company's advanced line of PHOENIX gear cutting machinery. This increase in sales to the U.S. market was partially offset by a reduction in sales of bevel gear production machines to the Asian market due to lower shipments to Japan and South Korea. Cylindrical gear production machine sales, excluding Pfauter, were down slightly compared to 1996 primarily due to the negative foreign exchange translation effects of the stronger U.S. dollar versus the German mark.

Net sales of tooling products, excluding Pfauter, were approximately 5% lower in 1997 compared to 1996 principally due to negative foreign currency translation effects. Sales of other products, including replacement parts, field service and software, excluding Pfauter, were comparable to 1996.

Costs and Expenses: Cost of goods sold as a percentage of sales was 68.9% compared to 67.7% in 1996. Margins can be significantly impacted by the mix of products sold. For example, machines generally tend to carry higher cost of sales percentages than tooling or other products. Margins were lower in 1997 due to the higher percentage of machines in the overall sales mix, decreased margins on tooling sales, and lower margins for the Pfauter operations. Tooling margins were lower in 1997 with increased price discounting in certain markets, in part due to the currency effects of the higher U.S. dollar and British pound compared to other currencies.

Selling, general and administrative expenses were $58.6 million, or 17.3% of sales, compared to $42.6 million, or 17.2% of sales, in 1996. Spending as a percentage of sales increased with the addition of the Pfauter operations for the last five months of 1997. Excluding Pfauter, spending as a percentage of sales was lower in 1997 due to lower commission expense. The reduction in commission expense was due to decreased sales to regions where the Company is represented by independent dealers.

Research and development spending in 1997 was $8.1 million, or 2.4% of sales, compared to $7.2 million, or 2.9% of sales, in 1996. Development spending, excluding Pfauter operations, was comparable to 1996. Development spending included new product development for both bevel and cylindrical gear production equipment and manufacturing technology initiatives for the Company's tooling operations.

Other income (net) was $.9 million in 1997 compared to $1.0 million in 1996. Other income in 1997 included a $.4 million gain on the sale of property of one of the Company's former Components Group businesses which had been leased to the purchaser since the sale of that business in 1992. This was offset by $.4 million of costs for the relocation of the Company's sales office in Stuttgart, Germany to the Pfauter offices in Ludwigsburg, Germany.

Net interest expense totaled $1.1 million in 1997 compared to $.5 million in 1996. The increase was due to the higher outstanding debt associated with the acquisition of Pfauter partially offset by lower average borrowing rates.


Income Taxes: The Company's provision for income taxes as a percentage of income before taxes was 36.9% in 1997 compared to 36.1% in 1996. These percentages for both 1997 and 1996 approximated the U.S. statutory rate. The impact of higher statutory rates on foreign earnings (primarily in Germany) was offset by the utilization of certain foreign tax credits and foreign operating loss carryforwards in 1997 and 1996. The Company expects the effective tax rate to be higher in 1998 than in 1997 due to a decrease in available tax credit carryforwards.

Outlook:  Total sales will be higher in 1998 than in 1997 with the addition of the Pfauter operations for the full year. Given the higher backlog at December 31, 1997 for cylindrical gear products and the addition of Pfauter, the Company is expecting a shift to a higher percentage of cylindrical gear
products in the overall sales mix in 1998.   Because of the lower backlog for
bevel gear products at December 31, 1997 the Company is expecting some reduction in sales of bevel gear production machines in 1998 compared to 1997.

Key strategic activities in 1998 will focus on the continuing restructuring and integration of the Pfauter operations. As part of the acquisition of Pfauter, $9.0 million was accrued for the restructuring of those operations (with approximately $8.0 million remaining at December 31, 1997) planned to
occur over a two-year period.   Management believes that upon completion of the
restructuring efforts the Company should achieve annual cost savings of approximately $9.0 million.

In December 1997, the Company began the process to terminate its domestic defined benefit retirement plan which had stopped accruing benefits in 1990. Upon settlement of the plan, which is expected to occur in the second quarter of 1998, the Company will write off a prepaid pension asset of $2.0 million. See Note 8 of the Notes to the Consolidated Financial Statements.

Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from those expected. Risk factors associated with future sales include, but are not limited to, competitors' actions which may affect the Company's ability to obtain orders, possible delays in the development of new products that the Company is planning for shipment in 1998, and less favorable economic conditions in the major industrial markets which the Company serves. Risk factors associated with the expected future benefits from restructuring the Pfauter operations include the risk of not realizing fully the anticipated cost reductions and operating efficiencies, the inability to implement changes in a manner that does not unduly disrupt business operations, and changing market trends or competitors'
actions that may affect product distribution strategies.   Risk factors
associated with the termination of the Company's domestic defined benefit retirement plan include obtaining necessary regulatory approvals and that the plan's assets will be adequate to settle the plan's obligations once finally determined.

1996 Compared to 1995

Earnings: Operating income (earnings before interest and taxes) increased 45% in 1996 to $31.3 million, or 12.6% of sales, compared to $21.5 million, or 10.9% of sales, in 1995. This improvement in operating income was primarily attributable to benefits from higher operating volumes, improved margins and incremental earnings from the Company's Gleason-Hurth operation.

Net income for 1996 was $19.7 million, or $1.90 per share, compared to $30.8 million, or $2.98 per share, in 1995. Net income for 1995 was increased by significant tax benefits related to the recognition of deferred tax assets associated with charges recorded in prior years. Management estimates that net income for 1995 using normalized tax rates would have been approximately $13.3 million, or $1.29 per share. Net income for 1995 also included a gain on the disposal of discontinued operations of $.4 million, or $.04 per share.


Orders and Backlog: Order levels in 1996 were $246.4 million, an increase of 9% from 1995. New orders, excluding the Company's Gleason-Hurth subsidiary which was acquired in mid-1995, increased 5% compared to 1995. Order volumes were higher primarily due to a 25% increase in orders for bevel gear production machinery, partially offset by lower incoming orders for cylindrical gear production equipment and tooling products. Bevel gear machinery orders increased in 1996 with the continued strong demand for rear-wheel and all-wheel drive vehicles, which use bevel gears, and the advantages for these vehicle producers to replace their older installed base of bevel gear produc-tion equipment with the Company's PHOENIX line of products. Order levels for cylindrical gear machinery were lower than in 1995 primarily due to a reduction in orders from Europe. Orders in 1995 included multiple machine orders from European vehicle producers related to transmission production expansion programs. The order rate for cylindrical gear production machines increased during 1996, with orders in the second half more than double the first half level. Tooling orders, excluding Gleason-Hurth, were down 7% in 1996 due to lower orders for bevel gear cutting tools.

Backlog was $122.8 million at December 31, 1996 compared to $124.6 million at December 31, 1995. Bevel gear production machinery accounted for about 60% of total machine backlog at December 31, 1996 compared to 42% at 1995 year-end.

Net Sales: Net sales were $248.1 million in 1996, a 26% increase from 1995. Sales, excluding Gleason-Hurth, increased 8% compared to 1995. This increase in sales was primarily a result of higher shipments of gear production machines.

Machine product sales, excluding Gleason-Hurth, increased 15% compared to 1995. Higher shipments of bevel gear machinery more than offset lower shipments of cylindrical gear production machines. Bevel gear production machine sales were higher largely due to increased sales to the Asian market. The majority of this increase was attributable to capital spending programs associated with new or expanding capacity requirements for vehicle producers in that region. The reduction in cylindrical gear production machine sales, excluding Gleason-Hurth, was primarily due to lower shipments of the Company's G-TECH (Registered Trademark) gear hobbing machines. Sales of these products were negatively impacted by the introduction, in 1996, of a new PHOENIX medium sized gear
hobbing machine, for which shipments began in early 1997.   Shipments of the
Company's PHOENIX cylindrical gear cutting machines increased 13% in 1996 compared to 1995.

Sales of the Company's tooling products, excluding Gleason-Hurth, were comparable to those in 1995. Workholding equipment sales, which increased 10%, were offset by a decrease in shipments of bevel gear cutting tools to customers in the U.S. Sales of other products including spare parts, field service and software were down slightly in 1996 compared to 1995.

Costs and Expenses: Cost of goods sold as a percentage of sales was 67.7% compared to 69.8% in 1995. The lower cost of sales percentage for 1996 was primarily due to increased margins across all major machine product lines and a more favorable sales mix of higher margin machine products including bevel gear and Gleason-Hurth gear shaving machines. Margins on machine products, in general, were positively impacted by the higher production volumes which increased the coverage of fixed operating costs. This was partially offset by a higher percentage of machines in the overall sales mix. Generally, machine products have lower margins than tooling or other products.

Selling, general and administrative expenses were $42.6 million, or 17.2% of sales, compared to $33.8 million, or 17.1% of sales, in 1995. Spending as a percentage of sales was basically flat year over year, however commission expense as a percentage of sales increased in 1996 compared to 1995. Commissions paid to dealers increased due to higher shipments into the Asia-Pacific and South American regions where the Company is represented by independent machine dealers.

Research and development spending in 1996 was $7.2 million, or 2.9% of sales, compared to $5.6 million, or 2.9% of sales, in 1995. Development spending in 1996 exceeded 1995 levels because of increased spending for new product development for both bevel and cylindrical gear production equipment and manufacturing technology initiatives for the Company's tooling operations.

Other income decreased to $1.0 million in 1996 from $1.3 million in 1995 primarily due to lower outside commission income.

Income Taxes: In 1996, the Company recorded a tax provision of $11.1 million on pre-tax income of $30.7 million, or an effective rate of 36.1%. In 1995, the Company recorded a net tax benefit of $9.4 million for continuing opera-tions on pre-tax income of $21.0 million. 1995 income taxes were lowered by significant deferred tax benefits resulting from a reduction in the valuation allowance recorded for deferred tax assets. This reduction in the valuation allowance resulted in an increase in the net deferred tax asset recorded on the Company's Consolidated Balance Sheet at December 31, 1995 to $18.2 million from $2.8 million at December 31, 1994. The Company had previously been limited, under the provisions of FAS No. 109, in the amount of the deferred tax asset it had been able to record.

Liquidity and Capital Resources

Cash and equivalents increased $5.3 million to $12.5 million at December 31, 1997. Borrowings under the Company's term loan and revolving credit facilities increased to $38.0 million at December 31, 1997 from $3.9 million at 1996 year-end. Available unused short and long-term credit lines with banks, including the term loan and revolving credit facilities, totaled approximately $86.7 million at December 31, 1997.

Operating activities provided $61.4 million of cash in 1997, compared to $37.6 million in 1996 and $4.9 million in 1995. Operating cash flows were significantly higher in 1997 primarily due to higher operating earnings before depreciation and amortization, and reductions in working capital, primarily lower inventories and higher current liabilities.

Investing activities used $44.7 million of cash in 1997 compared to $10.0 million in 1996 and $18.6 million in 1995. Investing activities for 1997 included $30.6 million of cash used, net of cash acquired of $6.4 million, for the acquisition of Pfauter. The purchase of Gleason-Hurth used $10.6 million of cash in 1995. Capital expenditures in 1997 increased to $15.9 million,
compared to $10.3 million in 1996 and $8.3 million in 1995.   Capital
expenditures for 1998 are expected to exceed depreciation expense with spending planned for investments in information technology and equipment to upgrade existing production capabilities. Cash flows from investing activities in 1997 also included $1.5 million in cash received from the sale of the property of one of the Company's former businesses.

In 1997, the Company used $1.4 million in cash to repurchase shares of its Common Stock under a program authorized by its Board of Directors in July 1996. As of December 31, 1997, the Company had used approximately $7.6 million in cash to repurchase 491,600 shares under this program.

In December 1997, a stock offering for the sale of 1,724,484 of Company shares was completed. The sale consisted of 770,104 shares sold by The Retirement Plan of The Gleason Works, 494,380 shares sold by Gleason Foundation and 460,000 shares sold by the Company. The Company used the $11.0 million net proceeds from the sale of its shares to pay down a portion of the debt incurred in connection with the Pfauter acquisition.

Management believes that the Company's cash balances, borrowing capacity under its lines of credit, and anticipated funds from operations will be sufficient to meet its near-term operating and investing activities and that it will be able to obtain additional long-term financing if such financing is required.

Dividends: Total dividend payments were $2,485,000 in 1997, and $2,585,000 in 1996 and 1995.

Year 2000 Computer Systems: The Company continues to evaluate the implications of the Year 2000 computer systems issue which relates to the potential inability of computer programs to correctly recognize the Year 2000 date change. Systems that are not Year 2000 compliant may be unable to read dates correctly after the year 1999 which may cause system failures resulting in the disruption of operations. The Company is reviewing possible changes which may be required to its existing computer systems, the impact of this issue on products which it sells, and potential impacts on the Company of third party compliance with the Year 2000 issue. Costs associated with updating computer systems to provide compliance with the Year 2000 are expensed as incurred. At this time, the Company does not believe that compliance with the Year 2000 will have a material adverse effect on its results of operations or financial position.








G-TECH is a registered trademark of The Gleason Works.


Consolidated Statements of Operations
GLEASON CORPORATION AND SUBSIDIARIES

______________________________________________________________________________
Dollars in thousands, except per share amounts
           Years Ended December 31,             1997         1996        1995
Net sales                                   $338,673     $248,089    $197,046

Costs and expenses
   Cost of products sold                     233,495      167,958     137,461
   Selling, general and
     administrative expenses                  58,603       42,614      33,789
   Research and development expenses           8,139        7,243       5,617
   Interest expense--net                       1,127          513         527
   Other (income)--net                          (870)        (982)     (1,328)
                                             300,494      217,346     176,066

Income from continuing operations
   before income taxes                        38,179       30,743      20,980

Provision (benefit) for income taxes          14,084       11,083      (9,402)


Income from continuing operations             24,095       19,660      30,382

Gain on disposal of discontinued
  operations                                      --           --         445

Net income                                  $ 24,095     $ 19,660    $ 30,827

Basic earnings per common share:
  Income from continuing operations         $   2.41     $   1.90    $   2.94
  Gain on disposal of discontinued
    operations                                    --           --         .04
  Net income                                $   2.41     $   1.90    $   2.98

Diluted earnings per common share:
  Income from continuing operations         $   2.32     $   1.84    $   2.87
  Gain on disposal of discontinued
    operations                                    --           --         .04
  Net income                                $   2.32     $   1.84    $   2.91

Weighted average number of common shares
  outstanding:
  Basic                                    9,978,569   10,334,720  10,341,782
  Diluted                                 10,382,628   10,681,644  10,600,234


Cash dividends declared per common share    $    .25     $    .25    $    .25

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands
                    December 31,                          1997           1996
Assets
Current assets
   Cash and equivalents                               $ 12,478       $  7,199
   Trade accounts receivable                           101,024         65,583
   Inventories                                          55,991         27,986
   Other current assets                                 13,367         10,932

Total current assets                                   182,860        111,700

Property, plant and equipment-net                      124,373         61,391
Goodwill                                                18,036             --
Other assets                                            20,384         17,583

Total assets                                          $345,653       $190,674

Liabilities and Stockholders' Equity
Current liabilities
   Short-term borrowings                              $  5,760       $    329
   Current portion of long-term debt                     1,613              6
   Trade accounts payable                               30,810         16,972
   Income taxes                                         13,640         10,224
   Other current liabilities                            70,614         30,335
Total current liabilities                              122,437         57,866

Long-term debt                                          38,244          4,028
Pension plans and other retiree benefits                60,235         38,220
Other liabilities                                       10,516          5,696

Total liabilities                                      231,432        105,810

Stockholders' equity
   Preferred Stock, par value $1 per share;
     authorized 500,000 shares; issued:  none
   Common Stock, par value $1 per share;
     authorized 20,000,000 shares; issued:
     11,594,140 shares in 1997 and in 1996              11,594         11,594
   Additional paid-in capital                           12,061          5,731
   Retained earnings                                   107,797         86,187
   Cumulative foreign currency translation
     adjustment                                         (3,889)        (2,149)
   Minimum pension liability adjustment                   (901)          (461)
                                                       126,662        100,902
   Less treasury stock of 1,169,313 shares
     in 1997 and 1,603,594 shares in 1996, at cost      12,441         16,038

Total stockholders' equity                             114,221         84,864

Total liabilities and stockholders' equity            $345,653       $190,674

See Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands
                    Years Ended December 31,           1997     1996     1995
Cash flows from operating activities:
  Net income                                       $ 24,095 $ 19,660 $ 30,827
  Adjustments to reconcile net income
    to net cash from operating activities:
      Depreciation and amortization                  14,169   10,707    9,992
      (Gain) loss on disposals of property,
         plant and equipment                           (452)     113      (23)
      Provision (benefit) for deferred
         income taxes                                   653    2,286  (14,836)
      Changes in operating assets and liabilities:
         (Increase) in accounts receivable           (5,552)    (954) (23,134)
         (Increase) decrease in inventories          13,928      374  (10,170)
         (Increase) decrease in other current
            assets                                      725    1,321   (2,979)
         Increase in accounts payable                 3,078      786    5,821
         Increase in other current operating
            liabilities                              10,929    4,318    8,114
         Other, net                                    (165)  (1,033)   1,247
   Net cash provided by operating activities         61,408   37,578    4,859

Cash flows from investing activities:
   Capital expenditures                             (15,913) (10,281)  (8,309)
   Acquisition of businesses, net of cash acquired  (30,569)      --  (10,582)
   Proceeds from  asset disposals                     1,720      206      100
   Proceeds from collection of notes receivable          71       54      199
   Net cash (used in) investing activities          (44,691) (10,021) (18,592)

Cash flows from financing activities:
   Net proceeds from (repayments of)
     short-term borrowings                             (787)  (1,185)     876
   Net proceeds (repayments) under term
    loan and revolving credit agreements             33,855  (20,646)  22,490
   Net repayment of long-term debt                  (51,337)      (5)     (68)
   Dividends paid                                    (2,485)  (2,585)  (2,585)
   Purchase of treasury stock                        (1,371)  (6,219)     (59)
   Net stock issued                                  11,298       78      232
   Net cash provided by (used in)
      financing activities                          (10,827) (30,562)  20,886

Effect of exchange rate changes on cash
   and equivalents                                     (611)     278     (400)
Increase (decrease) in cash and equivalents           5,279   (2,727)   6,753

Cash and equivalents, beginning of year               7,199    9,926    3,173
Cash and equivalents, end of year                  $ 12,478 $  7,199 $  9,926


See Notes to Consolidated Financial Statements.




Consolidated Statements of Stockholders' Equity
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands


                                                                     Cumulative
                                                                        Foreign     Minimum                  Total
                                            Additional                 Currency     Pension                 Stock-
                                    Common     Paid-in    Retained  Translation   Liability   Treasury    holders'
                                     Stock     Capital    Earnings   Adjustment  Adjustment      Stock      Equity
__________________________________________________________________________________________________________________
Balance at December 31, 1994       $11,593     $ 6,112    $ 40,870      $  (917)    $(5,009)  $(10,450)   $ 42,199
Net income                                                  30,827                                          30,827
Dividends declared                                          (2,585)                                         (2,585)
Shares issued under Stock Plans                   (147)                                            320         173
Purchase of treasury stock                                                                         (59)        (59)
Other shares issued to employees                   (13)                                             72          59
Foreign currency translation
  adjustments                                                            (1,239)                            (1,239)
Change in minimum pension
  liability adjustment                                                                3,916                  3,916
__________________________________________________________________________________________________________________
Balance at December 31, 1995        11,593       5,952      69,112       (2,156)     (1,093)   (10,117)     73,291
Net income                                                  19,660                                          19,660
Dividends declared                                          (2,585)                                         (2,585)
Shares issued under Stock Plans          1        (221)                                            298          78
Purchase of treasury stock                                                                      (6,219)     (6,219)
Foreign currency translation
  adjustments                                                                 7                                  7
Change in minimum pension
  liability adjustment                                                                  632                    632
__________________________________________________________________________________________________________________
Balance at December 31, 1996        11,594       5,731      86,187       (2,149)       (461)   (16,038)     84,864
Net income                                                  24,095                                          24,095
Dividends declared                                          (2,485)                                         (2,485)
Shares issued under Stock Plans                   (293)                                            634         341
Purchase of treasury stock                                                                      (1,371)     (1,371)
Net proceeds from stock offering                 6,623                                           4,334      10,957
Foreign currency translation
  adjustments                                                            (1,740)                            (1,740)
Change in minimum pension
  liability adjustment                                                                 (440)                  (440)
__________________________________________________________________________________________________________________

Balance at December 31, 1997       $11,594     $12,061    $107,797      $(3,889)     $ (901)  $(12,441)   $114,221


See Notes to Consolidated Financial Statements.



Notes to Consolidated Financial Statements

GLEASON CORPORATION AND SUBSIDIARIES

December 31, 1997

Note 1 - Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

Revenue Recognition: Sales generally are recognized by the Company when products are shipped or services have been provided. Sales are reported net of returns and allowances.

Foreign Currency Translation: All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates, and the resulting translation adjustments are made directly to a separate component of stockholders' equity designated as "cumulative foreign currency translation adjustment." Gains and losses from foreign currency transactions are reported in operations and had a minimal impact on the Company in 1997, 1996 and 1995.

Cash and Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable: Trade accounts receivable are shown net of allowances for doubtful accounts of $3,018,000 and $1,171,000 at December 31, 1997 and 1996, respectively.

Stock Split: On August 28, 1997 the Company's Board of Directors declared a two-for-one (2-for-1) stock split on the Company's Common Stock, including shares held in treasury, effected in the form of a 100% common stock distribution payable on September 26, 1997 to holders of record on September 12, 1997. The distribution increased the number of shares issued from 5,797,070 to 11,594,140, which included an increase in treasury stock from 814,614 to 1,629,228. As a result of the stock split, $5,797,070 was transferred from additional paid-in capital to common stock, representing the par value of the additional shares issued. Common stock, additional paid-in capital and all share and per share data have been restated to reflect the stock split.

New Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting on Comprehensive Income" (FAS No. 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an

Enterprise and Related Information" (FAS No. 131). FAS No. 130 establishes standards for reporting and display of comprehensive income and its components. FAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas, and major customers. These statements are effective for financial statements for fiscal years beginning after December 15, 1997. These standards expand or modify disclosures and, accordingly, have no impact on the Company's consolidated results of operations, financial position or cash flows. FAS No. 131 may impact the Company's disclosure of segment information.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are based on currently available information. Actual results could differ from the estimates.

Reclassification: Certain reclassifications have been made to prior years' financial statements to conform to the 1997 presentation.

Additional accounting policies are described in the applicable notes.

Note 2 - Earnings Per Share

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share", which is effective for both interim and annual financial statements for periods ending after December 15, 1997. This method was used to calculate
earnings per share for the current year and to restate prior periods.   Under
the new requirements for calculating basic earnings per share, the dilutive effect of stock options is excluded. The computation of basic earnings per common share is determined by dividing the weighted average number of common shares outstanding during the year into net earnings. Diluted earnings per share reflect the additional dilution related to common share equivalents. Common share equivalents include stock options and hypothetical shares associated with the Company Plan for Deferral of Directors' Fees.

The following table sets forth the computation of basic and diluted earnings per share:



(In thousands, except per share amounts)           1997       1996       1995
Numerator:
   Numerator for basic and diluted earnings
    per share:
      Income from continuing operations         $24,095    $19,660    $30,382
      Gain on disposal of discontinued
        operations                                   --         --        445
      Net income                                $24,095    $19,660    $30,827

Denominator:
   Denominator for basic earnings per share:
      Weighted average shares outstanding     9,978,569 10,334,720 10,341,782
      Common share equivalents                  404,059    346,924    258,452

   Denominator for diluted earnings per
     share:
     Adjusted weighted-average shares
       outstanding                           10,382,628 10,681,644 10,600,234

Basic earnings per share:
   Income from continuing operations            $  2.41    $  1.90    $  2.94
   Gain on disposal of discontinued
     operations                                      --         --        .04
   Net income                                   $  2.41    $  1.90    $  2.98

Diluted earnings per share:
   Income from continuing operations            $  2.32    $  1.84    $  2.87
   Gain on disposal of discontinued
     operations                                      --         --        .04
   Net income                                   $  2.32    $  1.84    $  2.91



Note 3 - Acquisitions

    On July 31, 1997, the Company purchased all of the general and limited partnership interests of Hermann Pfauter GmbH & Co., a manufacturer of cylindrical gear production equipment, and Pfauter-Maag Cutting Tools L.P., a cutting tool manufacturer (collectively referred to as "Pfauter"). Pfauter has major operations in Germany, Italy and the United States.

    The acquisition was completed for a total consideration of $91.8 million, including $34.8 million in cash and the assumption of $57.0 million in bank debt. The acquisition was financed through the Company's term loan and revolving credit facility.

    The Company accounted for the acquisition under the purchase method. The aggregate cost of the acquisition, including professional fees and other related costs totaling $2.8 million, was allocated to assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was $18.1 million, which has been recorded as goodwill, and is being amortized on a straight-line basis over 30 years. The aggregate cost of the acquisition was allocated as follows:

          (In thousands)
          Current assets, excluding cash                $ 77,605
          Property, plant and equipment                   63,595
          Other assets                                     3,219
          Goodwill                                        18,122
          Current liabilities, including short-term
             borrowings                                  (75,776)
          Long-term debt                                 (29,384)
          Pension and other retiree benefits             (21,218)
          Other liabilities                               (5,034)
          Total acquisition cost, net of cash acquired  $ 31,129


    In the allocation of the acquisition costs, current liabilities and other liabilities included $7.0 million and $2.0 million, respectively, of costs associated with the restructuring of Pfauter's operations. These costs represent the Company's estimate of the expenses associated with the consolidation of certain sales and manufacturing operations and elimination of redundant activities. The Company expects these restructuring activities will take approximately two years to complete.

    Effective July 1, 1995, the Company acquired, for $10.6 million in cash, certain assets of Hurth Maschinen und Werkzeuge GmbH ("Hurth"), a Munich, Germany-based leader in the design and production of cylindrical gear machinery and tooling. The Company purchased the assets from the receiver in bankruptcy proceedings. The Company acquired patents, trademarks, rights to technology and know-how, machinery and equipment, and inventories, and retained approximately 280 employees. Under the agreement, the Company assumed existing obligations for installation and warranty of machines previously sold and completion of customer orders in backlog.

    The Company accounted for the acquisition under the purchase accounting method. The purchase included, stated at fair value, inventories ($8.4 million), machinery and equipment ($9.3 million), technology ($1.4 million), current liabilities ($6.4 million), long-term pension and other employee benefits ($2.1 million). The acquisition was funded from the Company's revolving credit facility.

    Results of operations of Hurth are included in the Consolidated Statements of Operations since July 1, 1995. Results of operations of Pfauter are included in the Consolidated Statements of Operations since
July 31, 1997.   Unaudited pro forma information for 1995 assumes that the
Hurth acquisition had taken place at the beginning of 1995. Unaudited pro forma information for 1997 and 1996 assume that the Pfauter acquisition had taken place at the beginning of 1996.

                                              Pro Forma (Unaudited)

(In thousands, except per share amounts)      1997      1996      1995
Net sales                                 $424,285  $426,306  $212,823
Income from continuing operations           23,442    21,053    28,535
Net income                                  23,442    21,053    28,980

Basic earnings per common share:
  Income from continuing operations       $   2.35  $   2.04  $   2.76
  Net income                                  2.35      2.04      2.80

Diluted earnings per common share:
  Income from continuing operations       $   2.26  $   1.97  $   2.69
  Net income                                  2.26      1.97      2.73


    The pro forma financial information is not necessarily indicative of the results that would have been obtained if the transactions had been effected on the assumed dates or the results that may be achieved by the Company in the future. Pro forma net income for 1997 and 1996 do not include any adjustments for cost savings expected to be realized from the restructuring plans of the Pfauter operations or synergies of the combined business.


Note 4 - Discontinued Operations

    In the fourth quarter of 1995, the Company sold the land and building of its former Alliance Metal Stamping and Fabricating division and recognized a gain on this disposal of $445,000 (net of applicable income taxes of $229,000). Proceeds from the sale included an interest bearing note receivable of $2,100,000 due five years from the date of sale.


Note 5 - Inventories

The components of inventories were as follows:


(In thousands)                                       1997       1996

Raw materials and purchased parts                 $11,215    $ 5,269
Work in process                                    34,491     18,063
Finished products                                  10,285      4,654

                                                  $55,991    $27,986

    Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method comprised 20% and 59% of consolidated inventories at December 31, 1997 and 1996, respectively. Inventories not valued using the LIFO method are determined on the first-in, first-out (FIFO) method. If the valuation of all inventories had been determined on the FIFO accounting method, inventories would have been $25,453,000 and $24,929,000 higher at December 31, 1997 and 1996, respectively.


Note 6 - Property, Plant and Equipment

The components of property, plant and equipment were as follows:


(In thousands)                                         1997       1996
Land                                               $ 12,050   $    848
Buildings and improvements                           59,998     49,620
Machinery and equipment                             170,351    119,616
                                                    242,399    170,084
Less accumulated depreciation                       118,026    108,693

                                                   $124,373   $ 61,391

    Property, plant and equipment are recorded at cost. Depreciation is computed on the straight-line method over estimated useful lives of 10 to 32 years for buildings and improvements and 4 to 12 years for machinery and equipment. Upon retirement or disposal of an asset, the asset and related accumulated depreciation are eliminated with any gain or loss reported in earnings.


Note 7 - Other Current Liabilities

The components of other current liabilities were as follows:


(In thousands)                                         1997        1996
Salaries, wages and related costs                   $17,833     $11,095
Advance payments from customers                      15,407       6,177
Warranty, installation and related costs             10,477       4,603
Pension and other retiree
  benefit plan contributions                          7,054       4,614
Acquisition and restructuring costs                   6,293          --
Other current liabilities                            13,550       3,846

                                                    $70,614     $30,335

Note 8 - Employee Retirement Plans

    The Company has defined contribution retirement plans and a defined benefit retirement plan which cover most domestic employees. The employees of certain foreign operations participate in various postemployment benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes.

    Effective December 31, 1990, the Company amended its domestic defined benefit plan to provide for the freezing of all active employee accrued defined benefits and full vesting of all active employees in the plan. In addition, the plan amendment provides that upon settlement of the plan, if the fair value of plan assets exceeds the accrued defined benefit obligation, any surplus will be distributed on a pro rata basis as additional benefits to active employees. If the plan assets are not sufficient to fund the accrued defined benefit obligation, the Company will make any required additional contributions. All active employees in the defined benefit plan were enrolled in a defined contribution plan effective January 1, 1991.

    In December, 1997, the Company filed for termination of its domestic defined benefit plan. The liability under the plan is expected to be settled in the second quarter of 1998. Upon settlement, the Company will write off the prepaid pension asset of $2,031,000.

    The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

    A summary of the components of net periodic pension costs relating to the domestic defined benefit plan is presented below:


(In thousands)                             1997       1996    1995
Interest cost on projected
   benefit obligation                  $  6,240   $  6,292  $  6,625

(Positive) return on plan
   assets                               (24,052)    (9,288)  (25,171)

Net amortization and
   deferral                              17,812      2,517    19,117

Net periodic pension (income)
   expense                             $     --   $   (479) $    571


    The expected long-term rate of return on plan assets used in determining net periodic pension costs was 9.0% for 1997, 1996 and 1995.

    The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1997 and 1996:


(In thousands)
                                                       1997         1996
Actuarial present value of benefit
  obligations:
Accumulated benefit obligation
  including vested benefits of
  $90,360 in 1997 and
  $88,279 in 1996                                  $103,185      $92,707

Projected benefit obligation                       $103,185      $92,707
Plan assets at market value                         111,659       94,680

Projected benefit obligation
  (lower than) plan assets                           (8,474)      (1,973)
Unrecognized prior service cost                        (651)        (760)
Unrecognized net gain                                 7,094          702

(Prepaid pension asset) recognized in
   the consolidated balance sheets                 $ (2,031)     $(2,031)


    The discount rates used in determining the projected benefit obligation were 6.0% and 7.0% for December 31, 1997 and 1996, respectively. The nonvested portion of the accumulated benefit obligation primarily represents certain early retirement benefits for individuals not currently eligible. The accumulated benefit obligation is calculated using the 1983 Group Annuity Mortality Table.

    The plan's assets at December 31, 1997 were invested in U.S. treasury securities, commercial paper and cash equivalents. At December 31, 1996 the plan's assets were invested in a tactical asset allocation fund, cash equivalents and 770,104 shares of the Company's Common Stock which had a market value of $12,707,000 at December 31, 1996. In December 1997, the plan divested of its holding in the Company's Common Stock as part of a public stock offering. Dividends paid on the Company's Common Stock were $192,500 in 1997 and 1996.

   The Company has both funded and unfunded defined benefit retirement plans for employees at certain of its foreign operations. The following table sets forth the foreign defined benefit plans' funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1997 and 1996:


(In thousands)                             Funded Plan      Unfunded Plans
                                       1997       1996      1997      1996
Actuarial present value of
   benefit obligations:
Vested benefit obligation           $ 9,499    $ 9,608   $24,009    $3,331
Accumulated benefit obligation        9,499      9,608    25,232     3,415

Projected benefit obligation         11,179     10,566    27,072     4,162
Plan assets at market value          12,382     10,782        --        --

Projected benefit obligation
  (lower than) in excess of
  plan assets                        (1,203)      (216)   27,072     4,162
Unrecognized transition obligation     (723)      (810)       --        --
Unrecognized net (gain) loss          2,299      1,481      (522)     (987)
Pension liability recognized
  in the consolidated balance
  sheets                            $   373    $   455   $26,550    $3,175


    The discount rate used in determining the projected benefit obligation was 8.25% for the funded plan for December 31, 1997 and 1996 and 6.50% for the unfunded plans for December 31, 1997 and 1996. The net periodic pension expenses for these foreign defined benefit plans were $1,673,000, $648,000 and $694,000 in 1997, 1996 and 1995, respectively.

    The Company also has an unfunded supplemental defined benefit retirement plan to provide certain executives a minimum level of retirement pay, up to a maximum of 55% of final average earnings. At December 31, 1997, the Company recorded a minimum pension liability of $3,014,000 ($2,119,000 in 1996), an intangible asset of $327,000 ($409,000 in 1996) and an equity reduction of $901,000 ($461,000 in 1996). The Company recognized pension expense of $394,000, $297,000 and $272,000 for this plan in 1997, 1996 and
1995, respectively.

    All domestic employees participate in defined contribution retirement plans. Amounts contributed under these plans are based upon a percentage of compensation for eligible employees. The amounts expensed under these plans were $2,056,000, $1,616,000 and $1,490,000 in 1997, 1996 and 1995,
respectively.

Note 9 - Postretirement Health and Life Insurance Benefits

    The Company provides certain health and life insurance benefits for retired employees of certain of its current and former domestic subsidiaries. Employees hired prior to January 1, 1993 generally become eligible for these benefits if they retire while working for the Company at age 62 with a minimum of 15 years of service with the Company. Employees hired after this date are not eligible to receive benefits. Health benefits are provided through supplemental insurance policies whose premiums are based on group rates. Life insurance benefits are paid directly by the Company.

    The components of periodic expense for postretirement benefits were as follows:


(In thousands)                                  1997        1996        1995
Service cost for benefits
  earned during the year                      $  118      $  111      $   87
Interest cost on the
  accumulated postretirement
  benefit obligation                           2,044       2,105       2,563
Net amortization of prior
  (gains)                                       (171)       (141)       (289)

Total expense                                 $1,991      $2,075      $2,361


    The recorded liabilities for this unfunded postretirement benefit plan were as follows:

(In thousands)                                          1997           1996
Accumulated postretirement benefit obligation:
  Retirees                                           $24,013        $25,264
  Fully eligible active plan participants              2,770          2,587
  Other active plan participants                       3,115          2,803
Total accumulated postretirement benefit
  obligation                                          29,898         30,654
Unrecognized net gain                                  4,709          4,777
Total liability for postretirement health
  and life insurance benefits                         34,607         35,431
Less current portion                                   2,960          2,960
Noncurrent liability for postretirement
  health and life insurance benefits                 $31,647        $32,471


    The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1997 and 1996. The decrease in the total accumulated postretirement benefit obligation was primarily attributable to a decrease in the number of retiree participants.

    The cost of health insurance premiums of this plan are shared between the Company and the retiree. There are no future increases in the Company's share of health insurance premiums.

Note 10 - Debt

Long-term debt at December 31, 1997 and 1996 consisted of the following:


(In thousands)                                       1997          1996
Notes payable to banks under term loan
  and revolving credit agreements                 $37,976        $3,900
Other obligations                                   1,881           134
                                                   39,857         4,034
Less current maturities                             1,613             6

                                                  $38,244        $4,028


    At December 31, 1997, the Company had a $135 million term loan and revolving credit facility providing for multi-currency borrowings, standby letters of credit and bank guarantees. The revolving credit portion of the facility was $110 million and matures on July 1, 2002. The term portion of the facility was $25 million and requires repayment in equal quarterly installments from October 1, 1999 through July 1, 2002. Up to $40 million of the revolving credit facility is available for issuance of letters of credit or bank guarantees of which $26.5 million was outstanding at December 31, 1997. The credit facility is unsecured (except for pledges of 65% of the stock of certain designated foreign subsidiaries of the Company) and there are no prepayment penalties. The revolving credit facility provides the Company the option to borrow on a spread over LIBOR as determined by a financial ratio which is adjusted on a quarterly basis. The weighted average borrowing rate was 4.44% at December 31, 1997 and 6.53% at December 31, 1996. The credit agreement relating to the facility contains customary financial ratio covenants and provisions which restrict the Company's ability to pay dividends in the event of default.

    Lines of credit of the consolidated subsidiaries are generally in connection with bank overdraft and note facilities for which there are neither material commitment fees nor compensating balance requirements. Unused short and long-term credit lines with banks, including the term loan and revolving credit facility, totaled approximately $86.7 million at December 31, 1997. The weighted average borrowing rates under short-term credit facilities were 7.73% and 10.70% at December 31, 1997 and 1996, respectively.

    Scheduled maturities of long-term debt in each of the next five years are $1,613,000, $2,237,000, $8,339,000, $8,339,000 and $19,232,000
in 1998 through 2002, respectively.

   Interest expense for each of the three years in the period ended December 31, 1997 was $2,308,000, $877,000 and $950,000, respectively.


Note 11 - Income Taxes

For financial reporting purposes, income from continuing operations before income taxes included the following:

(In thousands)                                   1997      1996      1995
United States                                 $24,980   $14,619   $12,144
Foreign                                        13,199    16,124     8,836
Total                                         $38,179   $30,743   $20,980

     Provisions (benefits) for income taxes included the following:

(In thousands)                                  1997       1996       1995
Current:
  Continuing operations:
    Federal                                  $ 7,706    $ 1,703   $  1,781
    State                                      1,612        556        600
    Foreign                                    4,113      6,538      3,053
                                              13,431      8,797      5,434
    Discontinued operations                       --         --        229
Total current                                $13,431    $ 8,797   $  5,663

Deferred:
  Federal                                    $  (938)   $ 3,045   $(13,038)
  State                                          (68)        --     (2,311)
  Foreign                                      1,659       (759)       513
Total deferred                               $   653    $ 2,286   $(14,836)

    The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                 1997        1996      1995
U.S. federal statutory rate                     35.0%       35.0%     35.0%
Change in valuation allowance                   (4.7%)      (3.3%)   (73.4%)
Effect of consolidating foreign
  subsidiaries                                   3.0%        4.2%     (3.3%)
State taxes net, of federal benefit              2.6%        1.2%        --
Other                                            1.0%       (1.0%)    (3.1%)
Effective tax rate                              36.9%       36.1%    (44.8%)

    Deferred tax assets and liabilities were comprised of the following:


(In thousands)                                    1997          1996
Deferred tax assets:
  Accrued retiree and other
    employee benefits                          $17,086       $15,737
  Restructuring accruals                         3,724            --
  Deferred revenue                               3,185           787
  Federal and state tax credits                  3,012         7,365
  Foreign tax loss carryforwards                 2,422         1,000
  Nondeductible accruals and other               6,525         5,319
    Total deferred tax assets                   35,954        30,208

Less valuation allowance                        10,895         6,000

Deferred tax asset                              25,059        24,208

Deferred tax liabilities:
  Depreciation                                   7,595         7,940
  Other                                            757           757
Total deferred tax liabilities                   8,352         8,697

  Net deferred tax asset                       $16,707       $15,511



    The net deferred tax asset of $16,707,000 at December 31, 1997 ($15,511,000 in 1996) is presented in the Consolidated Balance Sheets as follows: $7,714,000 ($6,894,000 in 1996) in other current assets; $10,309,000 ($10,013,000 in 1996) in other assets (non-current) and
$1,316,000 ($1,396,000 in 1996) in other liabilities (non-current).

    The valuation allowance increased by $4.9 million at December 31, 1997 for deferred tax assets related to the acquisition of Pfauter, less a reduction for the utilization of certain domestic tax credit carryforwards in 1997. A valuation allowance totaling $7.4 million related to the Pfauter acquisition will be applied to reduce goodwill when, and if, these tax benefits are realized. The remaining valuation allowance at December 31, 1997 was required for domestic tax credits which could expire before they are utilized and a German loss carryforward that could not be recognized due to a history of recent losses. The valuation allowance at
December 31, 1996 was required for these same issues.   During 1996, the
valuation allowance decreased as a result of utilization of certain German tax loss carryforwards. Management believes that sufficient income will be earned in future years to fully realize the net deferred tax asset.

    Foreign tax loss carryforwards totaling $6.2 million are available to reduce future taxable income, of which $3.6 million may be carried forward indefinitely, and $2.6 million which will expire at various dates through 2001. Domestic tax credits of $3.0 million are also available to reduce future federal and state income taxes and expire at various dates through 2007.

    Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $20.2 million at December 31, 1997. Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax (potentially offset by foreign tax credits) and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.


Note 12 - Stock Plan

    The Company's 1992 Stock Plan is a successor to the Company's 1981 Stock Plan. No additional awards could be made under the 1981 Stock Plan after December 16, 1991.

    Under the Company's 1992 Stock Plan, 1,000,000 common shares have been reserved for granting of options, stock appreciation rights (SARs) and restricted stock to key employees. Options are granted at prices equal to 100% of the market value of the common stock at the date of grant and may be exercisable beginning six months and ending ten years from the date of grant. SARs allow the optionee to surrender the option and receive a number of shares of common stock, cash, or cash and shares of common stock, as the Executive Compensation Committee determines, with an aggregate value equal to the amount by which the fair market value of the shares covered by the surrendered option exceeds the option price. No SARs have been granted under the Plan.

    Under the Plan an option to purchase 6,000 shares is granted each year to each director of the Company who is not, and has not been an employee of the Company since the beginning of the preceding year.

    Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period are also charged to expense. Grants of 12,000 shares of restricted stock were made during 1997 and restrictions lapsed on 800 shares during 1997. 12,000 restricted shares were outstanding at December 31, 1997 and 800 restricted shares were outstanding at December 31, 1996.


The following is a summary of option transactions under both Plans:


                                        Shares         Price Range
Outstanding December 31, 1994          628,406         $ 5.66  -  $ 9.69
Granted                                 81,000         $10.59  -  $17.41
Forfeited                              (20,000)        $ 6.81
Exercised                              (54,908)        $ 6.25  -  $ 7.94
Outstanding December 31, 1995          634,498         $ 5.66  -  $17.41
Granted                                103,000         $14.85  -  $20.38
Exercised                              (53,822)        $ 7.00  -  $ 9.38
Outstanding December 31, 1996          683,676         $ 5.66  -  $20.38
Granted                                140,000         $18.91  -  $26.03
Forfeited                               (4,000)        $ 7.47
Exercised                              (64,024)        $ 5.66  -  $17.41
Outstanding December 31, 1997          755,652         $ 5.66  -  $26.03

Exercisable at December 31:
  1997                                 657,652         $ 5.66  - $20.38
  1996                                 594,676         $ 5.66  - $20.38
  1995                                 567,498         $ 5.66  - $10.59

Available for additional grants
 at December 31:
  1997                                 316,200
  1996                                 464,200
  1995                                 567,200
  1994                                 649,000



    The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    The alternative fair value accounting provided for under FAS No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models. Pro forma information regarding net income and earnings per share is required by FAS No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31,1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 5.73% and 5.69% for 1997, 6.80%
and 6.34% for 1996 and 6.12% and 5.65% for 1995; a dividend yield of 1.11% for 1997, 1.38% for 1996 and 1995; volatility factors of the expected market price of the Company's Common Stock of .367, .379 and .402 in 1997, .313 and
 .358 in 1996, and .345 and .335 in 1995; and a weighted average expected life of the options of 7 years. The weighted average exercise price and remaining contractual life of these options were $12.50 and 7 years, respectively as of December 31, 1997.

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

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                        Pro Forma
(In thousands, except per share amounts)       1997       1996       1995
Net income                                  $22,986    $19,079    $30,765
Earnings per share:
  Basic                                     $  2.30    $  1.85    $  2.97
  Diluted                                      2.21       1.79       2.90


Note 13 - Preferred Stock Purchase Rights

    Pursuant to the Company's Shareholder Rights Plan, each outstanding share of the Company's common stock carries one Preferred Stock purchase right. Each right, when exercisable, entitles the holder to purchase from the Company for $22.50 one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding common stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer consummation of which would result in a person or group owning 15% or more of the Company's outstanding common stock, whichever occurs first. If any person or group becomes the beneficial owner of 15% of the outstanding common stock, other than pursuant to a Permitted Offer, as defined in the Plan, holders, other than an Acquiring Person as defined in the Plan, will have the right to purchase from the Company common stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $22.50, or the Board may elect to issue without any payment common stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes beneficial owner of 15% or more of the Company's outstanding common stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, holders of Rights, other than an Acquiring Person, will have the right to receive, upon exercise common shares of the acquiring company (including the Company if it is the surviving company) having a value two times the exercise price ($22.50) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.005 per Right.


Note 14 - Supplemental Cash Flow Information

    Cash payments for income taxes were $8,151,000, $3,188,000 and $4,378,000 for 1997, 1996 and 1995, respectively. Interest payments were $1,470,000, $963,000 and $837,000 in 1997, 1996 and 1995, respectively.

    Non-cash investing activities in 1995 included notes receivable of $2,100,000 from the sale of real estate. Refer to Note 4 - Discontinued Operations.


Note 15 - Business Segment and Foreign Operations

     The Company's operations are conducted within one business segment. The principal activity is the design, manufacture and sale of machinery and tooling for the production of gears.

     The Company's sales in North America and Europe are in general made directly by employees of the Company. Sales in other territories are handled by independent foreign machine dealers.

     The Company's major foreign operations are located in Germany. Information about the Company's operations in the United States, Germany and other countries for 1997, 1996 and 1995 are summarized as follows:


(In thousands)                                 1997        1996         1995
Net sales to unaffiliated customers
  United States                            $220,242    $162,305     $146,344
  Germany                                    82,657      69,171       33,638
  Other                                      35,774      16,613       17,064
                                           $338,673    $248,089     $197,046

Interarea sales and transfers
  United States                            $  2,164    $    399     $    468
  Germany                                     7,675       1,455          388
  Other                                      12,715       7,322        7,386
                                           $ 22,554    $  9,176     $  8,242

Total sales
  United States                            $222,406    $162,704     $146,812
  Germany                                    90,332      70,626       34,026
  Other                                      48,489      23,935       24,450
                                            361,227     257,265      205,288
Less interarea sales                         22,554       9,176        8,242
                                           $338,673    $248,089     $197,046


Operating income
  United States                            $ 28,819    $ 17,642     $ 14,296
  Germany                                    10,120      13,103        4,175
  Other                                       4,442       3,646        5,447
                                             43,381      34,391       23,918
Less:
  Interest expense -- net                     1,127         513          527
  Corporate and other non-allocable
    expenses                                  4,075       3,135        2,411

Income from continuing
  operations before income taxes           $ 38,179    $ 30,743     $ 20,980


Identifiable assets
  United States                            $208,442    $136,349     $137,683
  Germany                                    80,204      34,067       38,150
  Other                                      44,171      13,048       11,428
                                            332,817     183,464      187,261

Corporate assets                             12,836       7,210        9,937

Total assets                               $345,653    $190,674     $197,198



    Interarea sales and transfers are generally accounted for at prices to yield normal returns to the selling company in relation to the costs of production. Identifiable assets represent assets directly identified with each geographic region. Corporate assets consist primarily of cash and equivalents.

    United States continuing operations for 1997, 1996 and 1995 included export sales (exclusive of intercompany sales) to the following geographic areas:


(In thousands)                             1997         1996          1995
Europe                                  $39,468      $33,662       $37,392
Asia-Pacific                             39,706       49,105        29,197
Americas                                 15,662       14,025        10,829
Other                                     1,807          230           144
                                        $96,643      $97,022       $77,562

    One customer accounted for 10% of consolidated sales in 1997 and 14% in 1996.


Note 16 - Environmental Matters

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


Note 17 - Concentrations of Risk

    The Company's major customers are predominately in the automotive and truck industries. Other markets utilizing the Company's products include aerospace, agriculture, construction, industrial machinery, marine and power tool industries. Customers in the automotive and truck industries accounted for 73% and 76% of sales in 1997 and 1996, respectively. A decline in automotive or truck production could result in a decline in the Company's results of operations or a deterioration in the Company's financial position.

    The Company's markets are worldwide. Approximately 64% and 73% of total sales in 1997 and 1996, respectively were to customers outside of the U.S. This geographical sales distribution offsets, to a degree, the cyclical fluctuations of regional economies. As such, the Company is not significantly at risk to the economic cycle of a single region.

Note 18 - Commitments and Contingencies

    The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from such actions will not have a material impact on the Company's future results of operations or financial position.

    The Company was contingently liable under standby letters of credit and bank guarantees issued in the normal course of business for $26.5 million at December 31, 1997 ($8.9 million at December 31, 1996).


Note 19 - Fair Values of Financial Instruments

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and equivalents: The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

    Long and short-term debt: The carrying amounts of the Company's short-term borrowings and variable rate long-term debt approximate their fair value.

    Foreign currency exchange contracts: The Company's use of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset gains and losses on the transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. The forward exchange contracts generally have maturities which coincide with the settlement dates of the related transactions and generally do not exceed one year. The exchange rates are agreed to at the inception of the contracts. The aggregate contract value of agreements to sell foreign currencies in exchange for U.S. dollars was $2.4 million and $2.7 million at December 31, 1997 and 1996, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was $15.2 million and $7.1 million at December 31, 1997 and 1996, respectively. The aggregate value of contracts for the exchange of other foreign currencies was $3.5 million and $0.9 million at December 31, 1997 and 1996, respectively. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts at December 31, 1997 and 1996, were not material.

Report of Independent Auditors

Stockholders and Board of Directors
of Gleason Corporation

We have audited the accompanying consolidated balance sheets of Gleason Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gleason Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Ernst & Young LLP

Syracuse, New York
January 30, 1998

Quarterly Information (Unaudited)

Selected quarterly information for the years 1997 and 1996 are shown below:


Dollars in thousands,                                                   1997
  except per share amounts         First       Second      Third      Fourth
Net sales                        $60,335      $62,384    $89,713    $126,241
Cost of products sold             41,016       42,683     63,084      86,712
Net income                         5,194        5,577      4,995       8,329

Earnings per common share:
  Basic                              .52         .56         .50         .83
  Diluted                            .50         .54         .48         .79

Cash dividends declared per
  common share                     .0625       .0625       .0625       .0625

Stock prices
  High                          18 15/16     23  1/4    29 21/32     29  1/4
  Low                           16   1/8     15 9/16    23   1/8     24 5/16




Dollars in thousands,                                                   1996
  except per share amounts         First      Second       Third      Fourth
Net sales                        $59,510     $65,157     $53,467     $69,955
Cost of products sold             40,371      44,488      35,722      47,377
Net income                         4,600       4,738       3,765       6,557

Earnings per common share:
  Basic                              .44         .46         .36        .64
  Diluted                            .43         .44         .35        .62

Cash dividends declared per
  common share                     .0625       .0625       .0625      .0625

Stock prices
  High                            21 1/2      21 3/8      20 1/2     19 7/8
  Low                             13 5/8      18          15 1/2     14 1/8



Notes:
Earnings per share amounts have been restated to comply with Financial
Accounting Standards No. 128, "Earnings Per Share".   Per share amounts for
1996 and the first two quarters of 1997 have been restated to reflect a two-for-one stock split in 1997.

Third quarter 1997 results included two months of activity of the Pfauter operations which the Company acquired on July 31, 1997.


The Company's Common Stock (symbol GLE) is traded on the New York Stock Exchange. The high and low sales price in each quarter of 1997 and 1996 are shown above. As of December 31, 1997 there were 3,246 holders of record of the Company's Common Stock.