Form 10-K405, Exhibit 13
period 1998-12-31
GLEASON CORP /DE/
filed 1999-03-30
CIK 743239

Five Year Review
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands,
except per share amounts     December31,        1998        1997         1996       1995          1994

Summary of Operations
Net sales                                   $409,326    $338,673     $248,089    $197,046     $128,462
Income from continuing operations             26,117      24,095       19,660      30,382<Fc>    4,332
Gain on disposal of discontinued operations       --          --           --         445        2,956
Net income                                    26,117<Fb>  24,095       19,660      30,827        7,288

Basic earnings per common share<Fa>:
  Continuing operations                         2.52        2.41         1.90        2.94<Fc>      .42
  Disposal of discontinued operations             --          --           --         .04          .29
  Net income                                    2.52<Fb>    2.41         1.90        2.98          .71

Diluted earnings per common share<Fa>:
  Continuing operations                         2.43        2.32         1.84        2.87<Fc>      .42
  Disposal of discontinued operations             --          --           --         .04          .28
  Net income                                    2.43<Fb>    2.32         1.84        2.91          .70

Cash dividends declared per common share<Fa>     .25         .25          .25         .25          .20

Financial Position at Year-End
Cash and equivalents                          13,229      12,478        7,199       9,926        3,173
Net property, plant and equipment            132,322     124,373       61,391      60,948       53,604
Total assets                                 340,469     345,653      190,674     197,198      122,016
Long-term debt                                28,906      38,244        4,028      24,841        2,271
Total debt                                    30,767      45,617        4,363      26,336        2,954
Stockholders' equity                         127,971     114,221       84,864      73,291       42,199

Other Data
Capital expenditures                          25,754      15,913       10,281       8,309        3,527
Depreciation and amortization                 20,948      14,169       10,707       9,992        9,293
New orders                                   364,140     318,704      246,352     226,107      156,962
Backlog                                      132,501     177,687      122,843     124,580       54,691
Number of employees                            2,608       2,656        1,543       1,455        1,079


Notes:
<Fa>  Earnings per share amounts have been restated to comply with FAS No. 128, "Earnings Per Share." Per share amounts have been restated to reflect a two-for-one stock split in 1997.

<Fb>  Income from continuing operations for 1998 included a non-cash, after-tax loss on the settlement of a pension plan of $1,239,000, or $.12 per basic share and per diluted share.

<Fc>  Income from continuing operations for 1995 included positive adjustments to record deferred tax assets not previously recognized. Income from continuing operations for 1995 using normalized tax rates would have been approximately $12.9 million, or $1.25 per basic share ($1.22 per diluted share).

Management's Discussion and Analysis
of Results of Operations and Financial Condition

About the Company

Founded in 1865, the Company operates within one business segment. The Company's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. There are two major types of gears, bevel and cylindrical. Bevel gears transmit power at a right angle, such as from the drive shaft of a vehicle to its rear-wheel drive-axle. Cylindrical gears transmit power in parallel axes of rotation and have a wider variety of applications, including as components in the transmissions of vehicles. The Company's extensive product line includes machinery for the production, finishing and testing of bevel and cylindrical gears. In addition, the Company offers a global support system providing tooling, replacement parts, field service, application development services, gear design and inspection software, training programs, engineering support and machine rebuild and upgrade services. Based on its knowledge of the markets it serves, the Company believes it is a worldwide leader in the sale of gear production equipment.

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

     The Company's major customers are in the automotive and truck industries, which accounted for approximately 58% of its total sales in 1998 (73% in 1997). Other industries served include aerospace, agriculture, construction, industrial machinery, marine, power tool and gear jobbers who sell to a wide variety of industries. The acquisition of Pfauter expanded the Company's customer base to include a broader range of non-automotive customers.

     The Company's markets are worldwide; historically two-thirds of total sales each year have been to customers located outside of the United States. In 1998, 62% of total sales were to customers outside the U.S. (including 46% to Europe and 8% to Asia-Pacific), compared to 64% in 1997. Because of the Company's dependence on these global markets, economic conditions and trends in the world's major industrial markets can significantly influence overall sales and operating results.

Results of Operations

The Pfauter operations which were acquired on July 31,1997 were included for the entire 1998 year versus five months in 1997. This difference, given the material impact of Pfauter on the Company's financial results, is important in understanding the Company's results of operations in 1998 compared to 1997 and in 1997 compared to 1996.

     Earnings per share for prior periods have been restated to reflect the Company's two-for-one stock split which occurred in 1997.


1998 Compared to 1997

Earnings: Net income for the 1998 full year was $26.1 million, or $2.43 per diluted share, compared to $24.1 million, or $2.32 per diluted share, in 1997. Net income in 1998 included a non-cash after-tax charge of $1.2 million, or $.12 per diluted share, related to the settlement of a pension plan. Excluding this charge, net income increased 14% compared to 1997. Operating income (earnings before interest and taxes), excluding the pension charge, increased 18% in 1998 to $46.3 million, primarily due to the inclusion of the Pfauter operations for the entire year versus only five months in 1997.

Orders and Backlog: Order volumes in 1998 were $364.1 million compared to $318.7 million in 1997. Excluding Pfauter, order levels on a comparable year-over-year basis decreased 14% compared to 1997. The decline in orders was attributable to decreased demand from Asia and fewer significant orders from major automotive customers.

     Backlog at December 31, 1998 was $132.5 million compared to $177.7 million at December 31, 1997. The decline in backlog from the 1997 year-end level was primarily due to lower demand for cylindrical gear production machines from U.S. customers during 1998.

Net Sales: Net sales were $409.3 million in 1998, a 21% increase from 1997. Sales, excluding Pfauter, decreased 6% in 1998 compared to 1997.

     Machine product sales, excluding Pfauter, decreased 9% compared to 1997. This decrease was attributable to lower shipments of bevel gear production machines partially offset by an increase in cylindrical gear production machine sales. On a regional basis, sales of gear production machines (excluding Pfauter) were lower to customers in the United States and Asia-Pacific region and higher to customers in Europe. The depressed economic conditions in the Asian markets had a negative impact on the Company's sales, with customers in this region accounting for 10% of total machine sales in 1998 compared to 21% in 1997.

     Sales of tooling products, excluding Pfauter, were approximately 6% lower in 1998 compared to 1997 mainly due to a decline in sales of bevel gear cutting tools. Sales of other products including spare parts, field service and software, excluding Pfauter, were comparable to 1997.


Costs and Expenses: Cost of products sold as a percentage of sales was 68.4% in 1998 compared to 68.9% in 1997. Margins can be impacted by the mix of products sold. Machines, in general, tend to carry higher cost of sales percentages than tooling and other products. Margins were higher in 1998 due to a higher percentage of tooling and other products in the sales mix and improved margins on gear production machines.

     Selling, general and administrative expenses for 1998 were $72.8 million, or 17.8% of sales, compared to $58.6 million, or 17.3% of sales, in 1997. Spending as a percentage of sales increased due to the inclusion of the Pfauter operations for the entire year in 1998.

     Research and development spending in 1998 was $10.6 million, or 2.6% of sales, compared to $8.1 million, or 2.4% of sales, in 1997. Research and development spending in 1998 included new product develop-ment programs for machine products, including the Company's new GP series of cylindrical gear hobbing, shaping and grinding machines.
The Company expects shipments of these machines to begin in the first half of 1999.

     Other income (net) was $.4 million in 1998 compared to $.9 million in 1997. Other income in 1997 included a $.4 million gain on the sale of property of one of the Company's former businesses.

     Net interest expense was $1.0 million in 1998 compared to $1.1 million in the prior year. The decrease is due to lower average borrowing rates during 1998.


Income Taxes: The Company's provision for income taxes as a percentage of income before taxes was 39.6% in 1998 compared to 36.9% in 1997. The levels of income generated in different taxing jurisdictions can impact the Company's consolidated effective tax rate. The 1998 rate was increased by a greater percentage of income from its German operations, which have higher statutory tax rates. The 1998 rate was also higher compared to 1997 due to the utilization of fewer tax credits and carryforwards in 1998 compared to 1997.



Outlook: Total sales are expected to be lower in 1999 than in 1998 due to a beginning backlog which is 25% lower than in 1998. The largest decrease in sales is expected to occur in machine shipments as planned capital spending by many of the Company's major customers is expected to be lower than in recent years. The Company has been proactively reviewing its cost structure and staffing levels given the lower expected sales and made staffing reductions at certain of its locations in late 1998 and in early 1999. The Company is closely monitoring the rate of incoming orders in 1999 to determine whether further actions may be necessary.

     Key strategic activities in 1999 will focus on the continuing restructuring and integration of the Pfauter operations. As part of the acquisition of Pfauter in 1997, $9.0 million was accrued for the restructuring of those operations (with approximately $5.8 million remaining at December 31, 1998) planned to occur over a two-year period. Management believes that upon completion of the restructuring efforts the Company should achieve annual cost savings of approximately $9.0 million.

     Another major initiative of the Company in 1999 will be the global implementation of an enterprise resource planning (ERP) software package.

This project, which will extend in to the Year 2000, is expected to convert all of the Company's major operations to a common integrated platform for managing the Company's business processes and information requirements.


1997 Compared to 1996

Earnings: Net income for 1997 increased 23% to $24.1 million, or $2.32 per diluted share, compared to $19.7 million, or $1.84 per diluted share, in 1996. Operating income (earnings before interest and taxes) increased 26% in 1997 to $39.3 million, or 11.6% of sales, compared to $31.3 million, or 12.6% of sales, in 1996. The increase in operating income was attributable to the higher operating volumes and the inclusion of Pfauter operations for the last five months of 1997. Operating income was lower as a percentage of sales due to lower operating margins from the Pfauter operations. Operating margins, excluding Pfauter, would have increased to 12.8% of sales.

Orders and Backlog: Order volumes in 1997 were $318.7 million compared to $246.4 million in 1996. Order levels, excluding Pfauter, increased slightly compared to 1996 to $249.1 million with significantly higher order levels for cylindrical gear production machines which were largely offset by a decline in orders for bevel gear machinery. Excluding Pfauter, order volumes for cylindrical gear production machines were higher in all geographic regions. Order levels for bevel gear production machines were significantly higher in Europe, but lower in the U.S. and Asia compared to 1996. Tooling orders, excluding Pfauter and foreign currency translation effects, were down slightly in 1997 compared to 1996. Order levels for all products in 1997 were negatively impacted by foreign currency translation effects of approximately $10.9 million due to the stronger U.S. dollar versus the German mark.

     Backlog at December 31,1997 was $177.7 million compared to $122.8 million at December 31,1996. Cylindrical gear products, including Pfauter, accounted for 73% of backlog at 1997 year-end. Backlog at December 31,1997, excluding Pfauter, declined to $108.9 million. This decrease compared to 1996 year-end was due to continued progress in shortening machine delivery cycle times and a reduced number of large orders in backlog with extended delivery schedules.


Net Sales: Net sales were $338.7 million in 1997, a 36% increase from 1996. Sales, excluding Pfauter, increased 6% compared to 1996 primarily due to higher shipments of bevel gear production machines to the U.S. market. Sales for 1997 were negatively impacted by foreign exchange translation effects of $7.4 million resulting from the stronger U.S. dollar versus the German mark.

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

     Selling, general and administrative expenses were $58.6 million, or 17.3% of sales, compared to $42.6 million, or 17.2% of sales, in 1996. Spending as a percentage of sales increased with the addition of Pfauter for the last five months of 1997. Excluding Pfauter, spending as a percentage of sales was lower in 1997 due to lower commission expense. The reduction in commission expense was due to decreased sales to regions where the Company is represented by independent dealers.

     Research and development spending in 1997 was $8.1 million, or 2.4% of sales, compared to $7.2 million, or 2.9% of sales, in 1996. Development spending, excluding Pfauter, was comparable to 1996. Development spending in 1997 included new product development for both bevel and cylindrical gear production equipment, and manufacturing technology initiatives for the Company's tooling operations.

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



Liquidity and Capital Resources

Cash and equivalents increased $.8 million to $13.2 million at December 31, 1998. Borrowings under the Company's revolving credit and term loan facilities decreased to $28.7 million at December 31, 1998 from $38.0 million at 1997 year-end. Available unused short and long-term credit lines with banks, including revolving credit facilities, totaled approximately $86.3 million at December 31, 1998. During 1998, the Company repaid a $25.0 million term loan that was outstanding at December 31,1997.

     Operating activities provided $55.1 million of cash in 1998, compared to $61.4 million in 1997 and $37.6 million in 1996. Operating cash flows were lower in 1998 primarily due to a reduction in other current liabilities, including a reduction in current taxes payable and advance payments received from customers.

     Investing activities used $25.5 million of cash in 1998 compared to $44.7 million in 1997 and $10.0 million in 1996. Investing activities for 1998 included purchases of equipment to upgrade and modernize production capabilities and investments in information technology projects, including the purchase of global enterprise resource planning (ERP) software licenses. Investing activities for 1997 included $30.6 million of cash used, net of cash acquired of $6.4 million, for the acquisition of Pfauter. Capital expenditures for 1999 are expected to exceed depreciation expense with spending planned for investments in hardware, software and consulting implementation services to support the ERP project and equipment to upgrade existing production capabilities. Cash flows from investing activities in 1997 included $1.5 million in cash received from the sale of the property of one of the Company's former businesses.

     In 1998, the Company used $10.2 million to repurchase 583,200 shares of Common Stock. In October 1998, the Company's Board of Directors authorized an additional purchase of up to 10% of the Company's outstanding shares, of which 749,334 shares remained available for purchase at December 31,1998. The Company used $1.3 million and $6.2 million of cash in 1997 and 1996, respectively, to repurchase shares of its Common Stock under a program authorized by its Board of Directors in July 1996.

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

    Management believes that the Company's cash balances, borrowing capacity under its lines of credit and anticipated funds from operations will be sufficient to meet its near-term operating and investing activities and that it will be able to obtain additional long-term financing if such financing is required.


Dividends: Total dividend payments were $2.6 million, $2.5 million and $2.6 million in 1998, 1997 and 1996, respectively.


Year 2000 Readiness Disclosure

State of Readiness:  Since 1997, the Company has undertaken a Year 2000
Program to ensure that the Company's business critical computer systems will be able to function without significant disruption because of the use in the Year 2000 of computer date systems which were designed using only two digits to identify the year in the date field and without considering the effect of a change in the century designation. The Company's Program addresses major information technology and non-information technology (embedded chips) areas including: business computer systems (such as financial, manufacturing and sales and marketing systems); manufacturing, warehousing and servicing equipment (such as manufacturing execution systems and shop floor controls); technical infrastructure (such as workstations, mainframes, servers and operating systems); end-user computing (personal computers); the readiness of suppliers, agents and service providers; facilities; research and development test facilities; and the Company's products. The Program includes the following phases: inventory/identi-fication; impact analysis/risk evaluation; remediation; testing; and implementation.

     The Company is in the process of remediating and testing those of its major business information systems which are believed to be non-compliant. Other major equipment, processes and systems have also been evaluated. Those systems, equipment and processes which have been identified as non-compliant are being upgraded, modified or replaced so that they will properly process dates beyond December 31, 1999.
The Company's schedule is for all mission critical systems, processes and equipment to be Year 2000 compliant by June 30, 1999. The Company continues to be on schedule in its plans to accomplish this objective.

     The Company also is in the process of contacting its significant suppliers and other third parties with whom the Company has relationships in order to determine whether their operations and the products and services they provide are Year 2000 compliant. While the actions of these entities are largely outside the Company's control, where practical, the Company will attempt to mitigate its risks with respect to the failure of these parties to be Year 2000 ready. However, such failures remain a possibility and could have an adverse impact on the Company's results of operations or financial condition. The Company will continue to evaluate the nature of these risks, but is unable to determine the probability that any such risk will occur, or if it does, what the nature, length or other effect, if any, it may have on the Company.

     The Company has evaluated the products it has sold and is currently selling, to determine if any potential Year 2000 issues exist. The Company believes, based on its own testing and/or information received from its suppliers, that all of the products it currently sells are compliant and that products formerly sold are either compliant or can be made compliant at a minimal cost.


Cost:  The Company estimates that the cumulative cost of its Year
2000 Program will be approximately $1.1 million, of which approximately
$.5 million was incurred through December 31, 1998. The costs, which are primarily for modifying and upgrading software programs, are being funded from internally-generated funds, are being expensed as incurred and are
not expected to be material to the Company's financial position.   The
Company does not separately track its internal costs, principally payroll and related expenses of certain information systems personnel, for the Year 2000 Program.


Risks: The Company believes that the activities it is undertaking in connection with its Year 2000 Program should satisfactorily reduce the risk of or resolve Year 2000 issues. However, as is true for most companies, the Year 2000 issue creates a risk for the Company. If date information is not correctly recognized or processed for years after 1999, there could be an adverse impact on the Company's operations and financial results. Thus, if necessary modifications and upgrades to the Company's systems and equipment are not operationally effective on a timely basis, the Year 2000 issue could have a material impact on the operations and financial results of the Company. Likewise, if a significant number of suppliers or key vendors of the Company are not Year 2000 compliant, the ability of the Company to obtain necessary materials or to manufacture, deliver or sell the Company's products could be impaired. Disruption of the Company's or its suppliers and vendors' information technology systems and embedded chips, as well as the cost of avoiding such disruption, could have a material adverse effect upon the Company's financial condition and results of operations.

     The Company is uncertain as to its most reasonably likely worst case Year 2000 scenario. However, customers not satisfied with the Company's timetable for its Year 2000 Program or the Company's efforts to remediate any failure to be Year 2000 compliant may choose to delay or cancel orders for the Company's products, which could have a material adverse effect on the Company's business, financial position or results of operations.


Contingency Plans: The Company's believes its Year 2000 Program is designed to safeguard the interests of the Company and its customers. The Company believes that this Program will minimize the risk of a Year 2000 issue serious enough to cause significant operational problems. However, a failure to timely identify all Year 2000 dependencies in the Company's systems, equipment or processes, or those of its suppliers or other third parties, or a delay or failure to remediate any Year 2000 defects, could have material adverse consequences. The Company is in the process of considering contingency plans for continuing operations in the event such problems arise, but there can be no assurance that any such contingency plans will successfully address all contingencies that may arise.


Euro Conversion

The Company sells products and has operations in several European countries which will begin conversion in 1999 to the new common currency (the Euro) to be used by members of the European Union. The Company does not anticipate any significant risk to its operations as a result of the conversion.


Forward Looking Statements

This report and other documents or oral statements which have been and will be prepared or made in the future contain or may contain forward-looking statements by or on behalf of the Company. Forward-looking state-ments are subject to a number of factors that could cause actual results to differ materially from those expected. Risk factors associated with future sales include, but are not limited to, competitors' actions which may affect the Company's ability to obtain orders, possible delays in the development of new products that the Company is planning for shipment in 1999 and less favorable economic conditions in the major industrial markets which the Company serves.

     Risk factors associated with the expected future benefits from restructuring the Pfauter operations include the risk of not realizing fully the anticipated cost reductions and operating efficiencies, the ability to implement changes in a manner that does not unduly disrupt business opera-tions and changing market trends or competitors' actions that may affect product distribution strategies.

     Risk factors associated with the Company's Year 2000 Program include, but are not limited to, unforeseen Year 2000 issues affecting the Company's systems, infrastructure, embedded technologies and products, including issues arising from any inaccuracy in the inventory, assessment, remediation or testing done by the Company, and the failure of third parties with whom the Company has relationships to effectively address their Year 2000 issues.

     Risk factors associated with the adoption of the Euro currency include, but are not limited to, delays or unforeseen difficulties in transitioning the Company's business information systems to be made Euro compliant.
Such delays or difficulties could result in the Company incurring significant costs or may impact the Company's ability to obtain and process customer orders.


Dollars in thousands, except per share amounts
               Years Ended December 31           1998       1997        1996
Net sales                                   $409,326    $338,673    $248,089

Costs and expenses
   Cost of products sold                     280,109     233,495     167,958
   Selling, general and
     administrative expenses                  72,761      58,603      42,614
   Research and development expenses          10,558       8,139       7,243
   Loss on settlement of pension plan          2,031          --          --
   Interest expense--net                         979       1,127         513
   Other (income)--net                          (384)       (870)       (982)
                                             366,054     300,494     217,346

Income before income taxes                    43,272      38,179      30,743

Provision for income taxes                    17,155      14,084      11,083

Net income                                  $ 26,117    $ 24,095    $ 19,660

Earnings per common share:
  Basic                                     $   2.52    $   2.41    $   1.90
  Diluted                                       2.43        2.32        1.84

Weighted average number of common shares
  outstanding:
  Basic                                   10,358,854   9,978,569  10,334,720
  Diluted                                 10,737,697  10,382,628  10,681,644


Cash dividends declared per common share    $    .25    $    .25    $    .25


See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands
                         December 31                     1998           1997
Assets
Current assets
   Cash and equivalents                              $ 13,229       $ 12,478
   Trade accounts receivable                           89,095        101,024
   Inventories                                         58,614         55,991
   Other current assets                                16,094         13,367

Total current assets                                  177,032        182,860

Property, plant and equipment - net                   132,322        124,373
Goodwill                                               16,682         18,036
Other assets                                           14,433         20,384

Total assets                                         $340,469       $345,653

Liabilities and Stockholders' Equity
Current liabilities
   Short-term borrowings                             $  1,853       $  5,760
   Current portion of long-term debt                        8          1,613
   Trade accounts payable                              33,421         30,810
   Income taxes                                         6,790         13,640
   Other current liabilities                           62,485         70,614
Total current liabilities                             104,557        122,437

Long-term debt                                         28,906         38,244
Pension plans and other retiree benefits               66,163         60,235
Other liabilities                                      12,872         10,516

Total liabilities                                     212,498        231,432

Stockholders' equity
   Preferred Stock, par value $1 per share;
     authorized 500,000 shares; issued:  none
   Common Stock, par value $1 per share;
     authorized 20,000,000 shares; issued:
     11,594,140 shares in 1998 and in 1997             11,594        11,594
   Additional paid-in capital                          12,443        12,061
   Retained earnings                                  131,323       107,797
   Accumulated other comprehensive income              (5,688)       (4,790)
                                                      149,672       126,662
   Less treasury stock of 1,650,899 shares in
     1998 and 1,169,313 shares in 1997, at cost        21,701        12,441

Total stockholders' equity                            127,971       114,221

Total liabilities and stockholders' equity           $340,469      $345,653


See Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows
GLEASON CORPORATION AND SUBSIDIARIES


Dollars in thousands
                Years Ended December 31                 1998     1997     1996
Cash flows from operating activities:
  Net income                                        $ 26,117 $ 24,095 $ 19,660
  Adjustments to reconcile net income
    to net cash from operating activities:
      Loss on settlement of pension plan               2,031       --       --
      Depreciation and amortization                   20,948   14,169   10,707
      (Gain) loss on disposals of property,
         plant and equipment                             422     (452)     113
      Provision for deferred income taxes              3,950      653    2,286
      Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable    14,213   (5,552)    (954)
        (Increase) decrease in inventories              (358)  13,928      374
        (Increase) decrease in other current assets     (285)     725    1,321
        Increase (decrease) in accounts payable       (1,193)   3,078      786
        Increase (decrease) in other current
          operating liabilities                      (11,808)  10,929    4,318
        Other, net                                     1,092     (165)  (1,033)
   Net cash provided by operating activities          55,129   61,408   37,578

Cash flows from investing activities:
   Capital expenditures                              (25,754) (15,913) (10,281)
   Acquisition of businesses, net of cash acquired        --  (30,569)      --
   Proceeds from disposals of property, plant
     and equipment                                       272    1,720      206
   Proceeds from collection of notes receivable           27       71       54
   Net cash (used in) investing activities           (25,455) (44,691) (10,021)

Cash flows from financing activities:
   Net (repayments of) short-term borrowings          (4,055)    (787)  (1,185)
   Net proceeds (repayments) under term loan
      and revolving credit agreements                (11,594)  33,855  (20,646)
   Net (repayments of) long-term debt                 (1,509) (51,337)      (5)
   Dividends paid                                     (2,591)  (2,485)  (2,585)
   Purchase of treasury stock                        (10,210)  (1,371)  (6,219)
   Net stock issued                                      702   11,298       78
   Net cash (used in) financing activities           (29,257) (10,827) (30,562)

Effect of exchange rate changes on cash
   and equivalents                                       334     (611)     278
Increase (decrease) in cash and equivalents              751    5,279   (2,727)

Cash and equivalents, beginning of year               12,478    7,199    9,926
Cash and equivalents, end of year                   $ 13,229 $ 12,478 $  7,199


See Notes to Consolidated Financial Statements.



Consolidated Statements of Stockholders' Equity
GLEASON CORPORATION AND SUBSIDIARIES

Dollars in thousands
                                                                     Accumulated                  Total
                                            Additional                     Other                 Stock-
                                    Common     Paid-In   Retained  Comprehensive    Treasury   holders'
                                     Stock     Capital   Earnings         Income       Stock     Equity

________________________________________________________________________________________________________
Balance at December 31, 1995       $11,593     $ 5,952   $ 69,112        $(3,249)  $(10,117)    $ 73,291

Shares issued under Stock Plans          1        (221)                                 298           78
Purchase of treasury stock                                                           (6,219)      (6,219)
Comprehensive income:
   Net income                                              19,660
   Other comprehensive income,
     net of tax:
   Foreign currency translation
     adjustments                                                               7
   Change in minimum pension
     liability adjustment                                                    632
Total comprehensive income                                                                        20,299
Dividends declared                                         (2,585)                                (2,585)

_________________________________________________________________________________________________________
Balance at December 31, 1996        11,594       5,731     86,187         (2,610)   (16,038)      84,864

Shares issued under Stock Plans                   (293)                                 634          341
Purchase of treasury stock                                                           (1,371)      (1,371)
Net proceeds from stock offering                 6,623                                4,334       10,957
Comprehensive income:
   Net income                                              24,095
   Other comprehensive income,
     net of tax:
     Foreign currency translation
       adjustments                                                        (1,740)
     Change in minimum pension
       liability adjustment                                                 (440)
Total comprehensive income                                                                        21,915
Dividends declared                                         (2,485)                                (2,485)
_________________________________________________________________________________________________________

Balance at December 31, 1997         11,594     12,061    107,797         (4,790)    (12,441)    114,221

Shares issued under Stock Plans                   (248)                                  950         702
Income tax benefits realized
  from stock option exercises                      630                                               630
Purchase of treasury stock                                                           (10,210)    (10,210)
Comprehensive income:
   Net income                                              26,117
   Other comprehensive income,
     net of tax:
     Foreign currency translation
       adjustments                                                           454
     Change in minimum pension
       liability adjustment                                               (1,352)
Total comprehensive income                                                                        25,219
Dividends declared                                         (2,591)                                (2,591)
________________________________________________________________________________________________________

Balance at December 31, 1998         $11,594  $12,443    $131,323        $(5,688)    $(21,701)  $127,971


See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

GLEASON CORPORATION AND SUBSIDIARIES

December 31, 1998

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

Foreign Currency Translation: All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates and the resulting translation adjustments, designated as "foreign currency translation adjustments", are reported as a component of "other comprehensive income" in the stockholders' equity section of the Company's Consolidated Balance Sheets. Gains and losses from foreign currency transactions are reported in operations and had a minimal impact on the Company in 1998, 1997 and 1996.

Cash and Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable: Trade accounts receivable are shown net of allowances for doubtful accounts of $2,903,000 and $3,018,000 at December 31, 1998 and 1997, respectively.

Stock Split: On August 28, 1997 the Company's Board of Directors declared a two-for-one (2-for-1) stock split on the Company's Common Stock, including shares held in treasury, effected in the form of a 100% common stock distribution payable on September 26, 1997 to holders of record on September 12, 1997. The distribution increased the number of shares issued from 5,797,070 to 11,594,140, which included an increase in treasury stock from 814,614 to 1,629,228. As a result of the stock split, $5,797,070 was transferred from additional paid-in capital to common stock, representing the par value of the additional shares issued. Common stock, additional paid-in-capital and all share and per share data have been restated to reflect the stock split.

Comprehensive Income: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS No. 130), which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is comprised of two components: net income and other comprehensive income. Cumulative foreign currency translation adjustments and minimum pension liability adjustments are the components reported in other comprehensive income. Cumulative foreign currency translation adjustments totaled ($3,435,000) and ($3,889,000) at December 31, 1998 and 1997, respectively. Cumulative minimum pension liability adjustments totaled ($2,253,000) and ($901,000), (net of applicable income taxes of $1,256,000 and $468,000), at December 31, 1998 and 1997,
respectively. Prior year financial statements have been reclassified to conform to the requirements of FAS No. 130.
The adoption of FAS No. 130 did not have an effect on the Company's results of operations or financial position.

Internal Use Software: In February 1998, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP No. 98-1). SOP No. 98-1 requires certain costs incurred during the application development stage in connection with developing or obtaining internal-use software to be capitalized and amortized over the estimated useful life. Costs incurred in other stages are expensed. The Company adopted SOP 98-1 during 1998, and its application had no material effect on the Company's financial position as of December 31, 1998 or its results of operations for the period then ended.

Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS No. 133), which provides new guidelines for accounting for derivative instruments. FAS No. 133 requires companies to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is currently analyzing what impact the new guideline will have on the Company. This Statement is effective for fiscal periods beginning after June 15, 1999.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are based on currently available information. Actual results could differ from the estimates.

Reclassification: Certain reclassifications have been made to prior years' financial statements to conform to the 1998 presentation.

Additional accounting policies are described in the applicable notes.


Note 2 -- Earnings Per Share

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS No. 128), effective for periods ending after December 15, 1997. All earnings per share amounts have been restated to present basic and diluted earnings per share. The computation of basic earnings per share is determined by dividing the weighted average number of common shares outstanding during the year into net earnings. Diluted earnings per share reflect the additional dilution related to common share equivalents. Common share equivalents include stock options and hypothetical shares associated with the Company's Plan for Deferral of Directors' Fees.

The following table sets forth the computation of basic and diluted earnings per share:


(Dollars in thousands,
except per share amounts)                        1998        1997        1996
Numerator:
  Numerator for basic and diluted
    earnings per share:
    Net income                                $26,117     $24,095     $19,660

Denominator:
  Denominator for basic earnings
    per share:
    Weighted average shares outstanding    10,358,854   9,978,569  10,334,720
    Common share equivalents                  378,843     404,059     346,924

  Denominator for diluted earnings
    per share:
    Weighted average shares outstanding    10,737,697  10,382,628  10,681,644


Earnings per share:
    Basic                                    $  2.52      $  2.41    $  1.90
    Diluted                                     2.43         2.32       1.84


Note 3 -- Acquisitions

On July 31, 1997, the Company purchased all of the general and limited partnership interests of Hermann Pfauter GmbH & Co., a manufacturer of cylindrical gear production equipment, and Pfauter-Maag Cutting Tools L.P., acutting tool manufacturer ( collectively referred to as "Pfauter"). Pfauter has major operations in Germany, Italy and the United States.

     The acquisition was completed for a total consideration of $91.8 million, including $34.8 million in cash and the assumption of $57.0 million in bank debt. The acquisition was financed through the Company's term loan and revolving credit facility.

     The Company accounted for the acquisition under the purchase method.
The aggregate cost of the acquisition, including professional fees and other related costs totaling $2.8 million, was allocated to assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was $18.1 million, which was recorded as goodwill, and is being amortized on a straight-line basis over 30 years. The aggregate cost of the acquisition was allocated as follows:

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


     In the allocation of the acquisition costs, current liabilities and other liabilities included $7.0 million and $2.0 million, respectively, of costs associated with the restructuring of Pfauter's operations. These costs represent the Company's estimate of the expenses associated with the consolidation of certain sales and manufacturing operations and elimination of redundant activities. A balance of $5.8 million remained at December 31, 1998 for these restructuring costs. The Company expects these restructuring activities will be completed in 1999.

     In 1998 the Company reduced the goodwill recorded at the time of acquisition by $1.5 million. This reduction was the result of the Company realizing certain deferred tax assets related to the Pfauter acquisition (Refer to Note 9 - Income Taxes).

     Results of operations of Pfauter have been included in the Consolidated Statements of Operations since July 31, 1997. Unaudited pro forma information for 1997 and 1996 assume that the Pfauter acquisition had taken place on January 1, 1996.

                                               Pro Forma
(In thousands,                                (Unaudited)
except per share amounts)
                                           1997         1996
Net sales                              $424,285     $426,306
Net income                               23,442       21,053

Earnings per share:
  Basic                                $   2.35     $   2.04
  Diluted                                  2.26         1.97


     The pro forma financial information is not necessarily indicative of the results that would have been obtained if the acquisition had been effected on the assumed date or the results that may be achieved by the Company in the future. Pro forma net income for 1997 and 1996 do not include any adjustments for cost savings expected to be realized from the restructuring plans for the Pfauter operations or synergies of the combined business.



Note 4 -- Inventories

The components of inventories were as follows:


(In thousands)                                        1998         1997
Raw materials and purchased parts                 $ 12,626     $ 11,215
Work in process                                     33,508       34,491
Finished products                                   12,480       10,285

                                                  $ 58,614     $ 55,991


    Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method comprised 27% and 20% of consolidated inventories at December 31, 1998 and 1997, respectively. Inventories not valued using the LIFO method are determined on the first-in, first-out (FIFO) method. If the valuation of all inventories had been determined on the FIFO accounting method, inventories would have been $26,010,000 and $25,453,000 higher at December 31, 1998 and 1997, respectively.


Note 5 -- Property, Plant and Equipment

The components of property, plant and equipment were as follows:


(In thousands)                                    1998         1997
Land                                          $ 12,881     $ 12,050
Buildings and improvements                      62,181       59,998
Machinery and equipment                        190,728      170,351
                                               265,790      242,399
Less accumulated depreciation                  133,468      118,026
                                              $132,322     $124,373

   Property, plant and equipment are recorded at cost. Depreciation is computed on the straight-line method over estimated useful lives of 10 to 32 years for buildings and improvements and 3 to 12 years for machinery and equipment. Upon retirement or disposal of an asset, the asset and related accumulated depreciation are eliminated with any gain or loss reported in earnings.

Note 6 -- Other Current Liabilities

The components of other current liabilities were as follows:



(In thousands)                                         1998        1997
Salaries, wages and related costs                   $17,776     $17,833
Advance payments from customers                      12,479      15,407
Warranty, installation and related costs             12,472      10,477
Pension and other retiree
  benefit plan contributions                          6,674       7,054
Acquisition and restructuring costs                   3,992       6,293
Other current liabilities                             9,092      13,550

                                                    $62,485     $70,614



Note 7-Pensions and Other Postretirement Benefits

The Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS No. 132) at December 31, 1998. This statement revises employers' disclosures of pensions and other postretirement benefits, requires additional information on changes in benefit obligations and fair value of plan assets and eliminates certain disclosures.

     In 1998, the Company settled its U.S. defined benefit pension plan which resulted in a write-off of a prepaid pension asset of $2,031,000. At the time of settlement there was an increase in the projected benefit obligation of the plan of $16,544,000 that related to the allocation of the surplus of plan assets over the benefit obligation to active participants in the plan. The employees of certain foreign operations participate in various postemployment benefit arrangements, some of which are considered to be defined benefit pension plans for financial reporting purposes.

    As part of the acquisition of Pfauter in 1997, the Company assumed a liability for an unfunded defined benefit pension plan of $22,577,000.

    The following tables show reconciliations of defined benefit pension plans and postretirement benefit plans as of December
31, 1998 and 1997:


(In thousands)                          Pension Benefits       Other Benefits
                                         1998       1997      1998      1997
Change in benefit obligation
Benefit obligation, January 1         $ 145,638   $110,021   $ 29,898  $ 30,654
Service cost                                907        894        119       118
Interest cost                             5,356      8,031      2,062     2,044
Participants' contributions                 294        226        436       320
Allocation of surplus to plan
  participants                           16,544         --         --        --
Plan amendments                             439         --         --        --
Actuarial (gains) losses                 (5,780)    12,689       (890)     (103)
Business acquired                            --     22,577         --        --
Benefits paid                            (4,775)    (8,319)    (2,815)   (3,135)
Settlement loss                           3,538         --         --        --
Settlement payments                    (111,121)        --         --        --
Foreign currency translation
  adjustments                             2,308       (481)        --        --
Benefit obligation, December 31       $  53,348   $145,638   $ 28,810  $ 29,898

Change in plan assets
Fair value of plan assets, January 1  $ 124,041   $105,462   $     --  $    --
Actual return on plan assets              4,209     25,969         --       --
Company contributions                     1,858      1,069      2,379     2,815
Participants' contributions                 294        226        436       320
Benefits paid                            (4,775)    (8,319)    (2,815)   (3,135)
Settlement payments                    (111,121)        --         --        --
Foreign currency translation
  adjustments                                74       (366)        --        --
Fair value of plan assets,
   December 31                        $  14,580   $124,041   $     --  $     --


                                           Pension Benefits     Other Benefits
                                           1998       1997       1998      1997
Reconciliation of funded status
Funded status                         $ (38,768)  $(21,597)  $(28,810) $(29,898)
Unrecognized prior service cost             420        651         --        --
Unrecognized net transition
  obligation                                912      1,050         --        --
Unrecognized actuarial (gains) losses     5,904     (6,314)    (5,570)   (4,709)
(Accrued) benefit costs prior to
   additional minimum liability       $ (31,532)  $(26,210)  $(34,380) $(34,607)

Amounts recognized in Consolidated
  Balance Sheets
Prepaid benefit cost                  $      --   $  2,031   $     --  $     --
(Accrued) benefit cost                  (35,706)   (29,937)   (34,380)  (34,607)
Intangible asset                            665        327         --        --
Minimum pension liability adjustment      3,509      1,369         --        --
Net amount recognized at December 31  $ (31,532)  $(26,210)  $(34,380) $(34,607)

Weighted average assumptions as of
   December 31
Discount rate                              6.4%       6.3%       7.0%      7.0%
Expected return on plan assets             8.9%       9.0%        --         --
Rate of compensation increase              3.4%       4.3%        --         --


   The following table summarizes the components of the net periodic benefit costs for defined benefit pension plans and postretirement benefit plans for the periods ended December
31, 1998, 1997 and 1996:


                                            Pension Benefits           Other Benefits
(In thousands)                          1998     1997     1996     1998    1997    1996

Service cost                         $   907  $   987  $   598   $  119  $  118  $  111
Interest cost                          5,356    8,003    7,281    2,062   2,044   2,105
Expected return on plan assets        (5,148)  (7,289)  (8,100)      --      --      --
Amortization of prior service cost        64      109      109       --      --      --
Amortization of transition
  obligation                             141      141      138       --      --      --
Amortization of (gain) loss              222      116      440      (31)   (171)   (141)
Settlement loss                        3,538       --       --       --      --      --
Net periodic benefit cost            $ 5,080  $ 2,067  $   466   $2,150  $1,991  $2,075


    The amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets at December 31, 1998 and 1997 were as follows:

(In thousands)                          1998         1997
Projected benefit obligation         $53,348      $31,274
Accumulated benefit obligation        50,239       28,245
Fair value of plan assets             14,580           --


   The Company has postretirement benefit plans which provides health and life insurance benefits for retired employees of certain of its current and former U.S. subsidiaries. Health benefits are provided through supplemental insurance policies whose premiums are based on group rates. Life insurance benefits are paid directly by the Company. The cost of the health insurance premiums of this plan are shared between the Company and the retiree. The effect of a one-percentage point change in assumed health care cost trend rate has no effect on either the total of the service and interest cost components of expense or the postretirement benefit obligation due the fact that there are no future increases in the Company's share of the health insurance premiums.

     All U.S. employees participate in defined contribution retirement plans. Amounts contributed under these plans are based upon a percentage of compensation for eligible employees. The amounts expensed under these plans were $2,551,000, $2,056,000 and $1,616,000 in 1998, 1997 and 1996, respectively.


Note 8 -- Debt

Long-term debt at December 31, 1998 and 1997 consisted of the following:


(In thousands)
                                         1998         1997
Notes payable to banks under term
  loan and revolving credit
  agreements                          $28,664      $37,976
Other obligations                         250        1,881
                                       28,914       39,857
Less current maturities                     8        1,613
                                      $28,906      $38,244

     At December 31, 1998, the Company had a $100 million revolving credit facility providing for multi-currency borrowings, standby letters of credit and bank guarantees. The revolving credit facility matures on July 1, 2002. Up to $40 million of the revolving credit facility is available for issuance of letters of credit or bank guarantees of which $24.2 million was outstanding at December 31, 1998. The credit facility is unsecured (except for pledges of 65% of the stock of certain designated foreign subsidiaries of the Company) and there are no prepayment penalties. The revolving credit facility provides the Company the option to borrow on a spread over LIBOR as determined by certain financial ratios which is adjusted on a quarterly basis. The weighted average borrowing rate was 3.78% at December 31, 1998 and 4.44% at December 31, 1997.
The credit agreement relating to the facility contains customary financial ratio covenants and provisions which restrict the Company's ability to pay dividends in the event of default.

    Lines of credit of the consolidated subsidiaries are generally in connection with bank overdraft and note facilities for which there are neither material commitment fees nor compensating balance requirements. Unused short and long-term credit lines with banks, including the revolving credit facility, totaled approximately $86.3 million at December 31, 1998. The weighted average borrowing rates under short-term credit facilities were 4.93% and 7.73% at December 31, 1998 and 1997, respectively.
   Scheduled maturities of long-term debt in each of the next five years are $8,000, $107,000, $19,000, $28,677,000 and
$103,000 in 1999 through 2003, respectively.
   Interest expense for each of the three years in the period ended December 31, 1998 was $2,129,000, $2,308,000 and
$877,000, respectively.


Note 9 -- Income Taxes

For financial reporting purposes, income before income taxes included the following:

(In thousands)                          1998       1997      1996
United States                        $25,348    $24,980   $14,619
Foreign                               17,924     13,199    16,124
Total                                $43,272    $38,179   $30,743


     Provisions (benefits) for income taxes included the following:


(In thousands)                          1998       1997      1996
Current:
   Federal                           $ 6,940    $ 7,706   $ 1,703
   State                               1,321      1,612       556
   Foreign                             4,944      4,113     6,538

Total current                        $13,205    $13,431   $ 8,797

Deferred:
   Federal                           $ 1,100    $  (938)  $ 3,045
   State                                 217        (68)       --
   Foreign                             2,633      1,659      (759)
Total deferred                       $ 3,950    $   653   $ 2,286


     The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                        1998        1997     1996
U.S. federal statutory rate            35.0%       35.0%    35.0%

Effect of change in valuation
  allowance                              --%       (4.7%)   (3.3%)
Effect of consolidating foreign
  subsidiaries                          3.0%        3.0%     4.2%
State taxes, net of federal benefit     2.3%        2.6%     1.2%
Other                                   (.7%)       1.0%    (1.0%)
Effective tax rate                     39.6%       36.9%    36.1%


     Deferred tax assets and liabilities were comprised of the following:


(In thousands)                                     1998        1997
Deferred tax assets:
  Accrued retiree and other
    employee benefits                            $19,183   $17,086
  Nondeductible accrued costs                      6,434     4,622
  Tax credit and loss carryforwards                4,806     5,434
  Deferred revenue and other                       3,805     5,088
  Accrued restructuring costs                      2,763     3,724
    Total deferred tax assets                     36,991    35,954

Less valuation allowance                           9,383    10,895
Deferred tax asset                                27,608    25,059

Deferred tax liabilities:
  Depreciation and amortization                   10,544     7,595
  Other                                            3,715       757
    Total deferred tax liabilities                14,259     8,352

Net deferred tax asset                           $13,349   $16,707


     The net deferred tax asset of $13,349,000 at December 31, 1998 ($16,707,000 in 1997) is presented in the Consolidated Balance Sheets as follows: $9,439,000 ($7,714,000 in 1997) in other current assets; $7,568,000 ($10,309,000 in 1997) in other assets (non-current) and $3,658,000 ($1,316,000 in 1997) in
other liabilities (non-current).

     The valuation allowance decreased by $1.5 million at December 31, 1998 primarily related to realization of certain deferred tax assets related to the Pfauter acquisition. This reduction was applied to reduce goodwill recorded on the acquisition. A valuation allowance totaling $5.9 million related to the Pfauter acquisition will be applied to reduce goodwill when, and if, these tax benefits are realized. The remaining valuation allowance at December 31, 1998 was required for domestic tax credits which could expire before they are utilized and a German loss carryforward that could not be recognized due to a history of recent losses. The valuation allowance at December 31, 1997 was required for these same issues. Management believes that sufficient income will be earned in future years to fully realize the net deferred tax asset.

     Foreign tax loss carryforwards totaling $5.1 million are available to reduce future taxable income, of which $4.8 million may be carried forward indefinitely, and $.3 million which will expire in 2001. U.S. tax credits of $2.8 million are also available to reduce future federal and state income taxes and expire at various dates through 2008.

     Undistributed earnings of the Company's foreign subsidiaries
amounted to approximately $25.8   million at December 31, 1998.
Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax (potentially offset by foreign tax credits) and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.


Note 10 -- Stock Plan

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

     Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period are also charged to expense. Grants of 6,675 shares and 12,000 shares of restricted stock were made in 1998 and 1997, respectively, and restrictions lapsed on 4,000 and 800 shares in 1998 and 1997, respectively. 14,675 restricted shares were outstanding at December 31, 1998 and 12,000 restricted shares were outstanding at December 31, 1997.

     The following is a summary of option transactions under both
Plans:


                                        Shares         Price Range
Outstanding December 31, 1995          634,498       $ 5.66 - $17.41
Granted                                103,000       $14.85 - $20.38
Exercised                              (53,822)      $ 7.00 - $ 9.38
Outstanding December 31, 1996          683,676       $ 5.66 - $20.38
Granted                                140,000       $18.91 - $26.03
Forfeited                               (4,000)      $ 7.47
Exercised                              (64,024)      $ 5.66 - $17.41
Outstanding December 31, 1997          755,652       $ 5.66 - $26.03
Granted                                139,500       $19.03 - $29.78
Exercised                             (112,562)      $ 5.66 - $20.38
Outstanding December 31, 1998          782,590       $ 5.66 - $29.78

Exercisable at December 31:
  1998                                 685,090       $ 5.66 - $29.78
  1997                                 657,652       $ 5.66 - $20.38
  1996                                 594,676       $ 5.66 - $20.38

Available for additional grants
 at December 31:
  1998                                 170,025
  1997                                 316,200
  1996                                 464,200
  1995                                 567,200


     The Company has elected to follow Accounting Principles Board
Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by FAS No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 5.22% and 5.18% for 1998,

5.73% and 5.69% for 1997 and 6.80% and 6.34% for 1996; a dividend yield of 0.98% for 1998, 1.11% for 1997 and 1.38% for 1996; volatility factors of the expected market price of the Company's Common Stock of .428, .424 and .486 in 1998, .367, .379 and .402 in 1997 and .313 and .358 in 1996;
and a weighted average expected life of the options of 7 years. The weighted average exercise price and remaining contractual life of these options were $14.77 and 7 years, respectively, as of December 31, 1998.

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

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


(In thousands, except                         1998      1997      1996
    per share amounts)
Pro forma net income                        $25,002   $23,251   $19,209
Pro forma earnings per share:
    Basic                                   $  2.41   $  2.33   $  1.86
    Diluted                                    2.33      2.24      1.80


Note 11 -- Preferred Stock Purchase Rights

Pursuant to the Company's Shareholder Rights Plan, each outstanding share of the Company's common stock carries one Preferred Stock purchase right. Each right, when exercisable, entitles the holder to purchase from the Company for $22.50 one two-hundredth of a share of Series A Junior

Participating Preferred Stock, par value $1 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding common stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer consummation of which would result in a person or group owning 15% or more of the Company's outstanding common stock, whichever occurs first. If any person or group becomes the beneficial owner of 15% of the outstanding common stock, other than pursuant to a Permitted Offer, as defined in the Plan, holders, other than an Acquiring Person as defined in the Plan, will have the right to purchase from the Company common stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $22.50, or the Board may elect to issue without any payment common stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes beneficial owner of 15% or more of the Company's outstanding common stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, holders of Rights, other than an Acquiring Person, will have the right to receive, upon exercise common shares of the acquiring company (including the Company if it is the surviving company) having a value two times the exercise price ($22.50) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.005 per Right.


Note 12 -- Supplemental Cash Flow Information

Cash payments for income taxes were $19,129,000, $8,151,000 and $3,188,000 for 1998, 1997 and 1996, respectively. Interest payments were $2,038,000, $1,470,000 and $963,000 in 1998, 1997 and 1996, respectively.

Note 13 -- Segment, Significant Customers and Geographic Information

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information"
(FAS No. 131) at December 31, 1998. This Statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources or assess performance.
The Company's operations are treated as one operating segment. The principal activity within this operating segment is the design, manufacture and sale of machinery and equipment for the production of gears. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment.

     Information about the Company's product sales were as follows:



(In thousands)
                                            1998           1997       1996
Machines                                $259,620       $228,861   $161,302
All other products and services          149,706        109,812     86,787
Net sales                               $409,326       $338,673   $248,089


     The Company's operations are primarily located in the United States and Germany. Sales are attributed to countries based on the location of the customers. Geographical information regarding sales were as follows:


(In thousands)                              1998           1997       1996
United States                           $155,820       $123,599   $ 66,244
Germany                                   72,746         58,026     39,584
Other countries                          180,760        157,048    142,261
Net sales                               $409,326       $338,673   $248,089


     Geographical information regarding long-lived assets were as follows:


(In thousands)                                            1998        1997
United States                                          $102,253   $105,424
Germany                                                  37,751     34,838
Other countries                                          12,170     12,028
Corporate assets                                          3,695        194
Total long-lived assets                                $155,869   $152,484




     The Company had one customer account for 10% of consolidated net sales in 1998. A different customer accounted for 10% and 14% of consolidated net sales in 1997 and 1996, respectively.


Note 14 -- Environmental Matters

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


Note 15 - Concentrations of Risk

The Company's major customers are predominately in the automotive and truck industries. Other markets utilizing the Company's products include aerospace, agriculture, construction, industrial machinery, marine and power tool industries. Customers in the automotive and truck industries accounted for 58% and 73% of sales in 1998 and 1997, respectively. A decline in automotive or truck production could result in a decline in the Company's results of operations or a deterioration in the Company's financial position.

    The Company's markets are worldwide. Approximately 62% and 64% of total sales in 1998 and 1997, respectively, were to customers outside of the U.S. This geographical sales distribution offsets, to a degree, the cyclical fluctuations of regional economies. As such, the Company is not significantly at risk to the economic cycle of a single region.


Note 16 -- Commitments and Contingencies

The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from such actions will not have a material impact on the Company's future results of operations or financial position.

     The Company was contingently liable under standby letters of credit and bank guarantees issued in the normal course of business for $26.6 million at December 31, 1998 ($27.0 million at December 31, 1997).


Note 17 -- Fair Values of Financial Instruments

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

    Foreign currency exchange contracts: The Company's use of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset gains and losses on the transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. The forward exchange contracts generally have maturities which coincide with the settlement dates of the related transactions and generally do not exceed one year. The exchange rates are agreed to at the inception of the contracts. The aggregate contract value of agreements to sell foreign currencies in exchange for U.S. dollars was $3.6 million and $2.4 million at December 31, 1998 and 1997, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was $11.7 million and $15.2 million at December 31, 1998 and 1997, respectively. The aggregate value of contracts for the exchange of other foreign currencies was $1.1 million and $3.5 million at December 31, 1998 and 1997, respectively. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts at December 31, 1998 and 1997 were not material.

Report of Independent Auditors

Stockholders and Board of Directors
Of Gleason Corporation

We have audited the accompanying consolidated balance sheets of Gleason Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gleason Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Syracuse, New York
January 29, 1999

Quarterly Information (Unaudited)

Selected quarterly information for the years 1998 and 1997 are shown below:


Dollars in thousands,                                                     1998
except per share amounts          First        Second        Third      Fourth
Net sales                       $95,397      $108,171      $96,879    $108,879
Cost of products sold            65,974        75,766       65,531      72,838
Net income                        6,210         5,559        5,981       8,367

Earnings per common share:
  Basic                             .59           .53          .57         .84
  Diluted                           .57           .51          .55         .81

Cash dividends declared per
 common share                     .0625         .0625        .0625       .0625

Stock prices
   High                         35 3/8         35 1/2           30      23 1/4
   Low                          23             27               16      14 1/4



Dollars in thousands,                                                     1997
except per share amounts          First         Second        Third     Fourth
Net sales                       $60,335        $62,384      $89,713   $126,241
Cost of products sold            41,016         42,683       63,084     86,712
Net income                        5,194          5,577        4,995      8,329

Earnings per common share:
  Basic                             .52           .56           .50        .83
  Diluted                           .50           .54           .48        .79

Cash dividends declared per
  common share                    .0625         .0625         .0625      .0625

Stock prices
  High                         18 15/16       23  1/4      29 21/32    29 1/4
  Low                          16   1/8       15 9/16      23   1/8    24 5/16


Notes:
Earnings per share amounts for the first three quarters of 1997 have been restated to comply with FAS No. 128, "Earnings Per
Share."   Basic and diluted earnings per share for the first two
quarters of 1997 have been restated to reflect a two-for-one stock split in 1997.

Second quarter 1998 net income included a non-cash after-tax loss on the settlement of a pension plan of $1,239,000, or $.12 per basic share ($.11 per diluted share).

Third quarter 1997 results included two months of activity of the Pfauter operations which the Company acquired on July 31, 1997.

The Company's Common Stock (symbol GLE) is traded on the New York
Stock Exchange. The high and low sales price in each quarter of 1998 and 1997 are shown above. As of December 31, 1998 there were 3,122 holders of record of the Company's Common Stock.
